United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 18, 2025		Director of Investor Relations



VALE

Management's Proposal

Annual and Extraordinary General Meetings

2025

www.vale.com

Management **Proposal**

Annual and Extraordinary General Meetings of April 30, 2025

Dear Sirs,

The Management of Vale S.A. ("Vale" or "Company") hereby submits for the appreciation of its shareholders its proposal on the matters to be resolved at the Annual and Extraordinary General Meetings ("Meetings" or "AEGM"), to both be held cumulatively on April 30, 2025, at 10:00 a.m., exclusively digitally via Zoom, pursuant to the terms proposed below ("Proposal"):

1. 1. Annual General Meeting

1.1. Evaluation of the management report and accounts and examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2024.
1.2. Proposal for the allocation of the profits for the year 2024.
1.3 Setting the number of seats on the Board of Directors at 13 effective members and 1 (one) alternate member.
1.4 Individual election of members of the Board of Directors.
1.5 Election of the Chairman of the Board of Directors.
1.6 Election of the Vice Chairman of the Board of Directors.
1.7 Election of the Fiscal Council members.
1.8 Setting the overall annual compensation of management and Fiscal Council members for the year 2025.

2. 2. Extraordinary General Meeting

2.1 2.1 Approval of the Global Long-Term Share-Based Incentive Plan.

To deliberate on this proposal, the following documents are available:

Item	Description	Page
Exhibit I	Directors' comments on Vale's financial position, according to item 2 of the Reference Form ("FRE"), pursuant to CVM Resolution 80/2022 ("Resolution 80").	12
Exhibit II	Proposal for the Allocation of the Profits for the Year ended December 31, 2024, in accordance with Appendix A of CVM Resolution 81/2022, and subsequent amendments thereto ("Resolution 81").	47
Exhibit III	Information on the nominees for the Board of Directors and Fiscal Council, pursuant to Resolution 81.	52
Exhibit IV	Information on the annual overall compensation for members of the Board of Directors and Fiscal Council, pursuant to Section 8 of the FRe.	89
Exhibit V	Global Long-Term Share-Based Incentive Plan and the information contained in Appendix B of Resolution 81.	125
Exhibit VI	Final Nomination Report for the 2025 Annual General Meeting.	138

The above documents are available to shareholders at the Company's headquarters, on its investors' webpage (www.vale.com/investors) and on the websites of the Brazilian Securities Commission ("CVM") (www.cvm.gov.br), of B3 S.A. (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov). Information on the Agenda, the exercise of voting rights, and shareholder participation at the AEGM is given in the Proxy Statement, available at www.vale.com/investors.

Any queries or clarifications on the matters included in the AEGM's Agenda may be resolved or obtained by contacting the Investor Relations Department, by email to assembleias@vale.com.

Rio de Janeiro, March 17, 2025.

Management

1. Matters included on the agenda of the Annual General Meeting

According to Law No. 6.404/1976 ("Corporation Law"), once a year, within the four months following the end of the fiscal year, the Company must hold an Annual General Meeting.

1.1. Report, management accounts and financial statements for the fiscal year ended December 31, 2024

On 02.19.2025, the Vale Board of Directors ("BD") approved Vale's Management Report and Financial Statements ("DFs"), together with the Independent Auditors' Report for the fiscal year ended 12.31.2024. To deliberate on this matter, the Shareholders are provided with the following documents:

(i) **Management Report** and **Financial Statements** for the year ended December 31, 2024, together with the Independent Auditors' Report published in the press on February 28, 2025;
(ii) Reports issued by the **Audit and Risk Committee** dated 02.14.2025 and the **Fiscal Council** ("FC") and the **BD** dated 02.19.2025, already disclosed to the market;
(iii) 2024 DFP Form (Standardized Financial Statements); and
(iv) Management comments on Vale's financial position (**Exhibit I**).

1.2. Proposal for the allocation of the profits for the year 2024

To deliberate on this matter, the following are made available to Shareholders:

(i) Proposal for the allocation of net income for the year ending December 31, 2024, pursuant to Appendix A of Resolution 81 (**Exhibit II**); and
(ii) The **FC** and **BD** Reports on the allocation of the profits, dated 02.19.2025.

1.3. Setting the number of seats on the Board of Directors at 13 effective members and 1 (one) alternate member

As provided in article 11, main section, of the Vale Bylaws, the shareholders must establish the number of seats on the Board of Directors. Accordingly, based on the recommendation of the Nomination and Governance Committee ("NGC"), we propose that the BD be composed of **13** effective members and **1 (one)** alternate member for the 2025-2027 term of office, including one effective member and one alternate member elected by Vale's employees in a separate election process.

To deliberate on this matter, the Final Nomination Report ("Final Report") prepared by the NGC **(Exhibit VI)** is made available to shareholders.

1.4. Individual election of the members of the Board of Directors

BD members shall be elected pursuant to Article 11 of the Vale Bylaws and the applicable legislation. The following nominees for effective members will be put to a vote individually, as recommended by the NGC and the BD[1] :

Daniel André Stieler
Marcelo Gasparino da Silva *(independent)*
Anelise Quintão Lara *(independent)*
Fernando Jorge Buso Gomes
Franklin Lee Feder *(independent)*
Heloísa Belotti Bedicks *(independent)*
João Luiz Fukunaga
Manuel Lino Silva de Sousa Oliveira (Ollie) *(independent)*
Rachel de Oliveira Maia *(independent)*
Reinaldo Duarte Castanheira Filho *(independent)*
Shunji Komai
Wilfred Theodoor Bruijn *(independent)*

It should be noted that the process of appointing the above nominees followed the general guidelines and directives established in Vale's Management Policy, and that the BD, at its meeting of 02.24.2025, found that the abovementioned nominees met the independence criteria established in the Bylaws and in the applicable legislation.

To deliberate on this matter, the Shareholders are provided with the following documents:

(i) **Statement of BD minutes Meeting** dated 02.24.2025 and the **NGC Final Report**;
(ii) The information on each of the candidates nominated for election/re-election in **Exhibit III**, pursuant to items 7.3 to 7.6 of the FRe, as provided in Article 11 of Resolution 81 and in the Circular/Annual Letter-2025-CVM/SEP, dated 02.27.2025 ("Circular Letter"); and
(iii) Proxy Statement with the summary and profile of the nominees, available **here**.

Shareholders may request the inclusion of candidates for the Company's BD on the AEGM's Remote Voting Ballot ("Ballot" or "BVD"), by sending a written request to the Executive Vice President of Finance and Investor Relations, via email **vale.ri@vale.com**, accompanied by a copy of the documentation proving that the signatory has the power to represent the shareholder, provided they meet the required minimum percentage stake equivalent to 0.5% of Vale's share capital and the other procedures and requirements set forth in Resolution 81 and Resolution 80 are observed, notably (i) information on the nominated candidates, as set out in the FRe, items 7.3 to 7.6; (ii) a copy of the declaration instrument referred to in article 2 of Appendix K to Resolution 80 or a statement that the shareholder has been informed by the candidate that he/she is in a position to sign such an instrument, indicating any reservations; (iii) a curriculum vitae of the candidates nominated, containing at least their qualifications, professional experience, education, main professional

[1]Unanimously approved by the BD meeting held on 02.24.2025.

activity at the moment and an indication of which positions they hold on management, fiscal or advisory boards in other companies, if applicable; and (iv) a statement, submitted by candidates for the position of independent director, attesting to their compliance with the independence criteria established in Appendix K of Resolution 80, in the Novo Mercado Regulations and in the Company's Bylaws, including the respective justification, if any, if the situations set out in paragraph 2 of article 6 of Appendix K of Resolution 80 are found to exist.

Pursuant to CVM Resolution No. 204 ("Resolution 204"), which became effective on January 2, 2025, shareholders may submit such a request up to 25 days prior to the date of the General Meeting (in this case, April 5, 2025) and the Company may resubmit the Ballot up to 20 days prior to the date of the General Meeting (in this case, April 10, 2025) that includes as an agenda item the election of members of the Board of Directors, in order to include in the ballot candidates to this body who are nominated by shareholders holding at least 0. 5% of the shares issued by the Company and who meet the requirements applicable to the proposal, as described above.

The ADR Program Deposit Agreement provides that the information required for the preparation of proxy cards for ADR holders to vote must be submitted no later than 30 days before the Meeting. Considering the terms of the ADR Program Deposit Agreement and the procedures followed by the ADR program's depositary bank, Citibank, and other service providers involved in the process for the preparation and distribution of proxy cards for voting by ADR holders on the matters on the agenda of the AEGM, the Company has been informed that it will not be possible to resubmit the proxy cards to ADR holders up to 20 days prior to the AEGM, the deadline for resubmission of the Ballot, as provided for in Resolution 204.

Notwithstanding the 30-day period provided for in the Deposit Agreement and the 3-business-day period provided for in article 39 of Resolution 81, the Company will make reasonable efforts to include in the proxy cards of the AEGM the requests for inclusion of candidates for the Board of Directors in the Ballot, pursuant to the provisions above, that are received by the Company up to 04.05.2025, provided that such requests comply with the aforementioned terms and are duly accompanied by the correct and complete applicable documentation, as required by Resolutions 80 and 81, since, on 04.07.2025, the processes for preparing and distributing the proxy cards will be initiated by the depository. Any requests that are not duly accompanied by the correct and complete documentation cannot be included in the proxy cards for the AEGM and there will be no time to complement these proxy cards, without prejudice to the possibility of rectifying these requests to include the candidates indicated in the Ballot.

Therefore, the Company recommends that shareholders who intend to request the inclusion of candidates for the Board of Directors in the Ballot submit their request, accompanied by the correct and complete applicable documentation, as soon as possible, and preferably by April 1st,in order to allow the inclusion of such candidates both in the Ballot and in the proxy cards for the AEGM. However, even in the event that there is not enough time for requests to be included in the AEGM proxy cards, ADR holders may cancel their ADRs and receive the corresponding number of shares issued by Vale, in accordance with the rules, deadlines and payment of fees established by the depositary bank of the Vale ADR Program, under the terms of the Deposit Agreement. In this case, as a shareholder of the Company, they can vote at the AEGM, by means of the Ballot or through virtual participation via the Zoom digital platform, in compliance with the rules established in CVM Resolution 81, the Call Notice and the AEGM Proxy Statement.

1.4.1 Vale employees' nominees

As provided for in Article 11 (2) of the Company's Bylaws, one member and his/her alternate member of the BD will be elected and removed, in a separate vote, by Vale's employees. As a result of the direct voting process by all Vale employees, the election of Messrs. **André Viana Madeira** and **Wagner Vasconcelos Xavier** as effective and alternate members of the Board of Directors will therefore be confirmed at the AEGM.

Scenarios that may occur in the election process of the BD members

In compliance with the Circular Letter, we highlight below some scenarios which may, among others, occur in the election process of BD members during the AEGM. The election of the CA members may be carried out by means of three (3) voting systems, namely: (i) the Individual voting process; (ii) the cumulative voting process; or (iii) separate voting.

Individual voting process

Pursuant to Article 11 of the Bylaws, the election of the candidates indicated by the management in item 1.4 above, as well as any separate candidacies submitted up to the date of the AEGM, including through the inclusion of a candidate on the Ballot, will be carried out through the Individual voting process, subject to the adoption of the cumulative voting process under the existing legislation.

In the event of there being **a separate candidacy** together with the candidates nominated by management, the first 12 candidates to receive the highest number of votes from the shareholders present at the Meetings will be elected individually.

Cumulative Voting Process

Pursuant to Article 141 of Brazilian Corporation Law combined with CVM Resolution No. 70/2022, the minimum percentage stake in Vale's voting capital required for cumulative voting process for election of the Board of Directors members is 5% (five percent) of the voting capital. Any requests to adopt the cumulative voting procedure will only be considered valid if received by Vale up to 48 (forty-eight) hours before the Meetings.

Notwithstanding this deadline, it is important that any requests for cumulative voting be made as early as possible in order to facilitate the company's processing of the request and the participation of the other shareholders.

In the cumulative voting process, each share has as many votes as there are positions to be filled, and the shareholder can concentrate all his/her votes on one candidate or distribute them among several candidates.

Furthermore, once the cumulative voting process is adopted for the election of Board of Directors members, the Company warns that the votes cast by shareholders who, via the Ballot, have opted to abstain on the matter of prior distribution of votes on the candidates informed on the Ballot, are considered as abstentions in the respective resolution of the Meetings, meaning that the votes of such shareholders are not counted in the resolution quorum and, therefore, these shareholders do not participate in the BD election.

If adoption of the cumulative voting process is requested and there are candidates nominated in addition to those nominated by the management in item 1.4 above, the shareholders may concentrate their votes on one candidate or distribute them among several candidates, and the 12 candidates to receive the most number of votes from the shareholders present at the Meetings will be elected.

If the adoption of the cumulative voting process is requested, to be executed by Ballot without the nomination of candidates other than those indicated by management in item 1.4 above, such request shall be null and void, under the terms of the legislation in force.

Separate vote

Under the terms of Art. 11 (2) of the Bylaws, the separate voting process is only applicable for the election of one effective member of the BD and his/her alternate by all Vale's employees.

It should be noted that, as Vale does not have a controlling shareholder, the separate voting system for electing the members of the Board of Directors referred to in Article 141 (Paragraph 4th) of Brazilian Corporation Law does not apply.

1.5. Election of the Chairman of the Board of Directors

The BD proposes the election of the following candidate to occupy the position of Chairman of the BD: **Daniel André Stieler**. To deliberate on this matter, the Shareholders are provided with the following documents:

(i) Statement of minutes from the the BD Meeting dated 02.24.2025; and
(ii) details about the candidate as per items 7.3 to 7.6 of the FRe and the Circular Letter (Exhibit III).

Shareholders may request the inclusion of candidates for Chairman of the Company BD by sending a written request to the Executive Vice President of Finance and Investor Relations, via the the email vale.ri@vale.com, accompanied by a copy of the documentation proving that the signatory has the power to represent the shareholder, provided they meet the required minimum percentage stake equivalent to 0.5% of Vale's share capital and the other procedures and requirements set forth in Resolution 81 and Resolution 80 are observed.

We would like to point out that the provisions of the last five (5) paragraphs of item 1.4 above also apply to the nomination of candidates for Chairman of the BD, therefore, any requests for inclusion of candidates for the Chairman of the BD in the Ballot that have not been submitted up to 04.05.2025 or that are not properly accompanied by the correct and complete documentation cannot be included in the proxy cards for the AEGM, and there will not be sufficient time to complement such proxy cards, without prejudice to the possibility of correcting such requests to include the candidates indicated in the Ballot.

1.6. Election of the Vice Chairman of the Board of Directors

The BD proposes the election of the following candidate to occupy the position of Vice Chairman of the BD: **Marcelo Gasparino da Silva**. To deliberate on this matter, the Shareholders are provided with the following documents:

(i) **Extract of the minutes of the BD Meeting** dated 02.24.2025; and
(ii) Details about the candidate as per items 7.3 to 7.6 of the FRe and the Circular Letter (**Exhibit III**).

Shareholders may request the inclusion of candidates for Vice Chairman of the Company BD on by sending a written request to the Executive Vice President of Finance and Investor Relations, via email **vale.ri@vale.com**, accompanied by a copy of the documentation proving that the signatory has the power to represent the shareholder, provided they meet the required minimum percentage stake equivalent to 0.5% of Vale's share capital and the other procedures and requirements set forth in Resolution 81 and Resolution 80 are observed.

We would like to point out that the provisions of the last (five) 5 paragraphs of item 1.4 above also apply to the nomination of candidates for Vice Chairman of the BD. Therefore, any requests for inclusion of candidates for the Vice Chairman of the BD in the Ballot that have not been submitted by 04.05.2025 or that are not duly accompanied by the correct and complete documentation cannot be included in the proxy cards for the AEGM, and there will not be sufficient time to complement such proxy cards, without prejudice to the possibility of correcting such requests to include the candidates indicated in the Ballot.

1.7. Election of Fiscal Council members

The Vale Fiscal Council is a permanent body, composed of 3 (three) to 5 (five) effective members and an equal number of alternates. The FC members will hold office until the Annual General Meeting to be held in 2025.

At the time of publication of this document, Vale had received from shareholders the nominations listed below, as well as the nomination from the Federal Government, holder of a special class of preferred shares. The number of vacancies will be determined, pursuant to the law, at the Meetings by the shareholders themselves, since this decision is not up to management. The nominations received from shareholders were:

Effective Member	Alternate Member	Nominated by	Date of nomination
Márcio de Souza	Alessandra Eloy Gadelha	Previ[1]	02.20.2025
Aristóteles Nogueira Filho	Leda Maria Deiro Hahn	Franklin Templeton Investimentos Brasil, Argucia Capital Management e Capstone Partners[2]	03.17.2025

[1] Caixa de Previdência dos Funcionários do Banco do Brasil – Previ.
[2] Argucia Income Fundo De Investimentos Em Ações – Bdr Nivel I, Sparta Fundo De Investimentos Em Ações – Bdr Nível I, Capstone Macro Master Fundo De Investimento Multimercado, Franklin Emerging Markets Core Equity Fund, Franklin Fund Allocator Series – Franklin Emerging Market Core Equity (lu) Fund, Franklin Templeton Investment Funds, Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Vip Fund, Templeton Developing Markets Trust, Templeton Emerging Markets Fund, Templeton Emerging Markets Fund (Us), Templeton Emerging Markets Investment Trust Plc, Fundo De Investimento Em Ações Rva Emb Ii, Franklin Templeton Ff Índice Ativo Fia, Franklin Multiprev Ibovespa Ativo Fia, Fundo De Investimento Em Ações Rva Emb Ii, Franklin Templeton Ff Índice Ativo Fia; and Franklin Multiprev Ibovespa Ativo Fia.

To deliberate on this item, the nomination letters and the information required for each candidate provided by the shareholder who nominated them are made available in the form received by the Company, as **Exhibit III**.

Any nomination of candidates to the BD by Shareholder(s) holding common shares must comply with the legal provisions, including those contained in Brazilian Corporation Law, Resolution 81 and the Circular Letter. Shareholders may request the inclusion of candidates for membership of the Company BD on by sending a written request to the Vale Executive Vice President of Finance and Investor Relations, via email vale.ri@vale.com, accompanied by a copy of the documentation proving that the signatory has the power to represent the shareholder, provided they meet the required minimum percentage stake equivalent to 0.5% of Vale's share capital and the other procedures and requirements set forth in Resolution 81 and Resolution 81 are observed.

We would like to point out that the provisions of the last five (5) paragraphs of item 1.4 above also apply to the nomination of candidates to the FC. Therefore, any requests for inclusion of candidates for membership of the FC in the Ballot that have not been submitted by 04.05.2025 or that are not duly accompanied by the correct and complete documentation cannot be included in the proxy cards for the AEGM, and there will be no sufficient time to complement such proxy cards, without prejudice to the possibility of correcting such requests to include the candidates indicated in the Ballot.

In addition to the aforementioned nominations, on 03.11.2025, the Company received the nomination, by the sole holder of preferred shares issued by Vale, of Messrs. **Dario Carnevalli Durigan** and **Rogério Ceron de Oliveira**, for the positions of effective and alternate members of the FC, respectively. We remind you that, according to the Vale Bylaws, the holder of the Golden Shares has the right to elect and dismiss one member of the FC and the respective alternate, in a separate voting process.

1.8. Setting the overall annual compensation for management and members of the Fiscal Council for the year 2025

The overall annual compensation proposal is prepared in order to seek alignment of the interests and purpose of key management personnel with Vale's strategic objectives and meet the best executive remuneration practices adopted by the main mining companies and other large global companies in the industry and similar sectors, identified through market research carried out periodically, in addition to other elements, aligning the Company's long-term success with its management remuneration policies and practices, within a global competitiveness perspective.

The BD deliberated on the proposal for the overall annual compensation of the members of the BD, of the Executive Committee and of the Advisory Committees to the BD and of the FC, for the 2025 fiscal year, in the amount of **R$195,389,263.00** (one hundred and ninety-five million, three hundred and eighty-nine thousand, two hundred and sixty-three reais)**, without charges**, to be individualized by BD.

Such proposal set the monthly compensation of each member of the Executive Committee, at least 10% (ten percent) of the fixed compensation that, on average, is attributed monthly to each member of the Executive Committee, not including benefits, representation fees and profit sharing.

In addition to the compensation established above, the FC members in office shall be entitled to reimbursement of travel and accommodation expenses necessary to perform their duties, it being understood that alternate members will only be compensated in the cases when they effectively exercise the position of full member by virtue of vacancy, impediment, or absence of the respective full member.

It should be noted that the proposed amount considers the responsibilities and scope of management, the competence and performance presented, alignment with the Company's short and long-term strategies and the sustainability of the business.

To deliberate on this matter, the Shareholders are provided with the following documents

(i) Statement of minutes from **the BD Meeting** of 03.17.2025; and
(ii) The information pursuant to Item 8 of the FRe and the Circular Letter (**Exhibit IV**)

2. Matter on the agenda of the Extraordinary General Meeting

2.1. Approval of the Global Long-Term Share-Based Incentive Plan

To deliberate on this matter, the Shareholders are provided with the following documents:

(i) Statement of minutes from **the BD Meeting** of 02.19.2025; and
(ii) Global Long-Term Share-Based Incentive Plan and Information regarding the plan, pursuant to Appendix B of Resolution 81 (**Exhibit V**).

Exhibit I

2. Directors comments

2.1. Financial and equity conditions and results of operations

Financial information included in this section 2, except when mentioned otherwise, refer to the consolidated financial statements of Vale S.A. ("Vale" or "Company"), prepared and presented in accordance with International Financial Reporting Standards ("IFRS") as issued by International Accounting Standards Board ("IASB") (currently referred to by the IFRS Foundation as "IFRS Accounting Standards"), including Interpretations developed by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor body, the Standing Interpretations Committee (SIC® Interpretations) and implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by Comissão de Valores Mobiliários ("CVM"), for the year ended December 31, 2024.

The information contained in this section 2 must be read and analyzed with Vale's consolidated financial statements, available on the Company's website (https://vale.com/en/announcements-results-presentations-and-reports) and on the CVM's website (https://www.gov.br/cvm).

a. general financial position conditions

Net operating revenue totaled R$206,005 million in 2024, a decrease of R$2,061 million compared to 2023. This reduction is mainly attributable to the Energy Transition Metals segment, due to the 21.8% decrease in the realized price of nickel, amounting to R$4,244 million, and to the 8% reduction in volumes sold, amounting to R$604 million; partially compensated by the positive exchange rate effect, with an impact of R$3,350 million.

The cost of goods sold and services rendered totaled R$131,318 million in 2024, an increase of R$11,302 million compared to 2023, mainly due to the increase in freight, services, and materials costs, which together represent an impact of R$9,801 million.

Adjusted EBITDA totaled R$80,121 million in 2024, representing a decrease of R$12,473 million compared to R$92,594 million in 2023, mainly due to the Iron Ore Solutions segment, which had its adjusted EBITDA reduced by R$12,690 million, following the decrease in the average realized price of iron ore. The adjusted EBITDA was reconciled with the Company's income before income taxes in item 2.5 of this Reference Form.

The Company ended the year 2024 with R$31,002 million in cash and cash equivalents and short-term investments, and R$96,012 million of gross debt and leases, therefore, a net debt of R$65,010 million in 2024.

The expanded net debt was R$101,958 million, an increase of R$23,709 million compared to 2023. The reconciliations of net debt and expanded net debt are presented in item 2.5 of this Reference Form.

b. capital structure

The table below presents the Company's structure for financing activities, considering its own and third-party capital:

	On December 31, 2024	
	In millions of R$	*% of the total*
Third party capital (current and non-current liability)	282,605	56.9
Own capital (equity)	213,720	43.1
Total capital (third party + equity)	**496,325**	**100.0**

The Company's capital structure presents a balanced ratio between its own and third-party capital, considering operational cash performance, financial indicators and Company's equity.

c. payment capacity compared to acquired financial commitments

In the normal course of business, the Company's main financial resource requirements are for investments on property, plant and equipment, and payments of liabilities related to the Brumadinho event, the Samarco dam, in addition to debt service. The Company expects to meet these requirements mainly by using cash generated from operating activities.

The Company constantly evaluates opportunities for additional cash generation and is committed to continue the reduction of costs and expenses, maintain the debt leverage and discipline in capital allocation.

The Company has adopted the concept of expanded net debt for managing its liquidity and cash flow, which considers, in addition to liabilities assumed with financial institutions, disbursement cash obligation to third parties out of its regular operating process, more specifically the liabilities related to the event of Brumadinho and to Samarco.

The table below presents information about the Company's indebtedness:

	On December 31, 2024
	In millions of R$
Gross debt	91,598
Net debt	65,010
Expanded net debt	101,958
Adjusted EBITDA	80,121
Ratio between expanded net debt / Adjusted EBITDA	1.27

As of December 31, 2024, the Company's gross debt (balance of loan and financing liabilities) totaled R$91,598 million (R$60,375 million as of December 31, 2023), representing an increase of 51.7%, mainly due to (i) the issuance of debentures in 2024 amounting to R$6,000 million; (ii) the net amount of borrowings and payments of R$6,944 million related to debt contracts in the international market with various banking institutions; and (iii) the exchange rate effect of R$17,451 million, mostly on the balance of loans and financing denominated in dollars.

The increase in expanded net debt by R$23,709 million during the period was mainly influenced by the growth in net debt by R$18,731 million and additional provisions related to the failure of the Samarco dam amounting to R$5,299 million.

The Company understands that based on its current financial position and cash flow projections, that it has plenty of conditions to honor its short- and long-term financial obligations.

The table below presents the Company's equity position:

	On December31,		
	2024	2023	
		In millions of R$	*Variation in %*
Current assets	83,476	71,488	16.8
Current liabilities	81,055	68,234	18.8
Equity attributable to Vale S.A.'s shareholders	206,772	190,965	8.3
Current liquidity ratio[1]	**1.03**	**1.05**	**(1.7)**
Total assets	496,325	455,984	8.8
Total liabilities	282,605	257,659	9.7
Total liquidity ratio[2]	**1.76**	**1.77**	**(0.8)**

[1] *The current liquidity ratio is calculated by dividing current assets by current liabilities.*
[2] *The general liquidity ratio is calculated by dividing total assets by total liabilities*

The liquidity ratios remained in line with the previous year, which demonstrates that the Company presents a healthy financial and equity position to implement its business plan and meet its short- and long-term obligations.

d. funding sources used for working capital and for non-current assets investments

The main cash sources used by the Company to finance its working capital and non-current assets investments are its own generation of operating cash, loans and borrowings. The value of operating cash flow is strongly affected by the global prices of the products marketed by the Company. In 2024, the net cash generated by operating activities totaled R$50,199 million. The balance of cash and cash equivalents totaled R$30,671 million at the year end.

e. funding sources used for working capital and for investments on non-current assets intended to be used to compensate for liquidity deficiencies

The Company main source of funding its working capital and investment on non-current assets is its own generation of operating cash. Additionally, to minimize the risk of liquidity, the Company has two revolving credit facilities - RCF, in the amount of R$30,962 million (US$5,000 million), of which R$12,385 million (US$2,000 million) are due in 2026 and R$18,577 million (US$3,000 million) in 2029.

f. indebtedness levels and characteristics

		On December 31,
	2024	2023
Debt composition		*In millions of R$*
Debt contracts	91,598	60,375
Average of the remaining term (in years)	8.7	7.9
Average cost (in % per year)	5.7	5.6

The average debt term of 8.7 years calculated as of December 31, 2024 increased by 10.1% compared to the 7.9 years calculated as of December 31, 2023, reflecting the issuance of 30-year bonds and simple debentures, not convertible into shares, with maturities of 10, 12, and 15 years. The average cost of debt, after currency and interest rate swaps, increased by 0.1 p.p. compared to the previous year, rising from 5.6% on December 31, 2023, to 5.7% on December 31, 2024, mainly due to higher interest rates prevailing in both local and international markets.

(i) relevant loan and financing contracts

The position of the Company's loans and financing on the year end of 2024 is presented below:

		Exercício findo em 31 de dezembro de		
		2024	2023	
	Average interest rate		*In millions of R$*	Variation in %
Quoted in the secondary market:				
US$ Bonds	6.04%	44,502	34,649	28.4
R$, Debentures	7.28%	7,794	1,036	652.3
Debt contract in Brazil in:				
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	8.19%	1,140	1,207	(5.6)
Basket of currencies and bonds in US$ indexed to SOFR	9.92%	929	726	28.0

Debt contracts in the international market in:				
US$, with variable and fixed interest	5.35%	35,655	21,520	65.7
Other currencies, with variable interest	3.94%	55	44	25.0
Other currencies, with fixed interest	4.47%	383	384	(0.3)
		90,458	**59,566**	**51.9**

The most relevant categories of the Company's total debt, excluding incurred charges, are presented below:

Quoted in the secondary market

Fixed income securities issued in US dollars (equivalent to R$44,502 million as of December 31, 2024). The Company holds various securities issued in the capital markets, including bonds. In June 2024, the Company issued bonds with a coupon of 6.40% per year, paid semiannually and maturing in 2054, in the amount of R$5,389 million (US$1 billion). In July 2024, Vale redeemed notes with maturity date in 2026, and repurchased notes with maturity date in 2036 and 2039, in the total amount of R$5,251 million (US$970 million) and paid a premium of R$275 million (US$50 million) as "Bond premium repurchase".

Fixed income securities issued in reais (equivalent to R$7,375 million as of December 31, 2024). The Company holds various securities issued in the capital markets, including debentures.

In October 2024, the Company carried out the tenth issuance of simple debentures, not convertible into shares, totaling R$6,000 million with a coupon of IPCA plus 6.38% to 6.43% per year, paid semiannually, and maturing in 2034, 2036, and 2039. The funds were received in November 2024 and will be used in infrastructure investment projects related to railway concessions.

Debt contracts in Brazil

Loans contracted in Brazil (R$9,863 million as of December 31, 2024). The Company made several loans contracted in Brazil, mainly with the National Bank for Economic and Social Development ("BNDES") and private Brazilian banks.

Debt contracts in the international market

Loans and financing contracted in US dollars (equivalent to R$35,655 million as of December 31, 2024). These loans include export financing lines, loans with commercial banks, loans with development banks and multilateral agencies.

Among the operations that took place in the fiscal year ended December 31, 2024, the following stand out:

- Between January and February 2024, the Company contracted a loan with Banco Bradesco in the amount of R$1,238 million (US$250 million) with a fixed rate and maturing in 2025;

- In February 2024, the Company contracted a loan with Banco Santander in the amount of R$827 million (US$166 million) indexed to Secured Overnight Financing Rate ("SOFR") plus a spread and maturing in 2025;

- In February 2024, the Company contracted a loan with Banco Credit Agricole in the amount of R$170 million (US$34 million) indexed to SOFR plus a spread and maturing in 2025;

- In March 2024, the Company disbursed R$1,791 million (US$360 million) from a loan contracted with the Japan Bank of International Cooperation ("JBIC"), tied to the SOFR and with final maturity in December 2035;

- In July 2024, the Company repurchased securities maturing in 2026, 2036, and 2039 totaling R$5,251 million (US$970 million), and paid a premium of R$275 million (US$50 million);

- In July 2024, the Company contracted a loan with Scotiabank in the amount of R$2,632 million (US$475 million) indexed to SOFR plus a spread and maturing in 2027;

- In September 2024, the Company contracted an export prepayment with China Construction Bank in the amount of R$1,036 million (US$187 million), indexed to SOFR, maturing in 2029;

- In September 2024, the Company contracted an export prepayment with Bank of China in the amount of R$1,662 million (US$300 million), indexed to SOFR, maturing in 2029;

- In October 2024, the Company contracted an export prepayment with Bank of Nova Scotia in the amount of R$1,672 million (US$300 million), indexed to SOFR, maturing in 2027;

- In December 2024, the Company contracted a loan with DBS Bank in the amount of R$305 million (US$50 million) indexed to SOFR plus a spread and maturing in 2026;

- In December 2024, the Company contracted a loan with The Hongkong and Shanghai Banking Corporation in the amount of R$1,524 million (US$250 million) indexed to SOFR plus a spread and maturing in 2028; and

- In November 2024, the Company contracted a loan with BBM Bank in the amount of R$1,704 million (US$300 million) indexed to SOFR plus a spread and maturing in 2029.

Loans and financing contracted in other currencies (equivalent to R$438 million as of December 31, 2024). This category includes multilateral agencies, among other financial institutions.

(ii) other long-term relationships with financial institutions

The Company maintains commercial relationships in the normal course of its business with some of the main financial institutions, both international and domestic, in accordance with the usual financial market practices. The most relevant operations are presented in item 2.1.f above.

(iii) Indebtedness subordination degree

All financial debts are unsecured in nature and do not have real guarantees. There is no degree of contractual subordination between the Company's unsecured corporate debts.

The securities issued by the Company through its subsidiary Vale Overseas Limited are totally and unconditionally guaranteed by the Company itself.

(iv) eventual restrictions applied to the Company, especially regarding loan limits and the contracting of new debts, the distribution of dividends, the disposal of assets, the issuing of new securities and the disposal of corporate control, also if the Company has been fulfilling such restrictions

Almost all of the Company's debt contracts have a cross acceleration clause, and about 18% of the total debt balance, or R$16.7 billion, contains obligations related to the compliance with the following indicators at the end of each fiscal year: leverage (index obtained from the division of the gross debt in US dollars by the adjusted EBITDA); and interest rate coverage (the ratio obtained from the division of the adjusted EBITDA by the interest expenses.

The main contract with financial restrictions clauses related to the aforementioned indicators is between the Company and a Chinese commercial bank, in the amount of R$6,192 million (US$1 billion), contracted in 2022 and maturing in 2029.

For more information on adjusted EBITDA, including its calculation, see item 2.5 of this Reference Form.

	On December 31, 2024
Leverage Maximum limit of 4.5x	1.07x
Interest rate coverage M *aximum limit of 2.0x*	16.91x

The company has other non-financial obligations related to financing contracts that are considered to be in line with market standards.

As of December 31, 2024, the Company did not identify any events of non-compliance with the required levels for the Leverage and Interest rate coverage indexes. The amount of debt subject to these clauses was R$16.7 billion as of December 31, 2024.

g. limits of the contracted financing and the percentages already used

All financing operations outstanding as of December 31, 2024, showed 100% of used percentage, except for the two lines of revolving credit facilities (RCF) mentioned in item (e), that were not used, and a balance of R$743 million (US$120 million) from R$2,972 million (US$480 million) loan contracted in March 2024 with JBIC, of which 75% of the total was utilized.

h. significant changes in items of the income and cash flows statements

	Year ended December 31,		
	2024	2023	
Income statement	*In millions of R$*		*Variation in %*
Net operating revenue	206,005	208,066	(1.0)
Cost of products sold and services rendered	(131,318)	(120,016)	9.4
Gross profit	**74,687**	**88,050**	**(15.2)**
Operating expenses			
Selling and administrative	(3,397)	(2,758)	23.2
Research and development	(4,307)	(3,598)	19.7
Pre-operating and operational stoppage	(2,189)	(2,249)	(2.7)
(Impairment), reversal of impairment and gain (losses) on disposal of non-current assets, net	510	(1,317)	(138.7)
Other operating revenues (expenses), net	(8,275)	(7,422)	11.5
Operating income	**57,029**	**70,706**	**(19.3)**
Financial income	2,281	2,159	5.7
Financial expenses	(7,968)	(7,276)	9.5
Other financial items, net	(15,548)	(4,601)	237.9
Equity results and other results in associates and joint ventures	(1,570)	(5,434)	(71.1)
Income before income taxes	**34,224**	**55,554**	**(38.4)**
Income taxes	(3,793)	(15,000)	(74.7)
Net income	**30,431**	**40,554**	**(25.0)**
(Loss) net income attributable to noncontrolling interests	(1,161)	614	(289.1)
Net income attributable to Vale S.A.'s shareholders	**31,592**	**39,940**	**(20.9)**
Net income	**30,431**	**40,554**	**(25.0)**
(Loss) net income attributable to noncontrolling interests	(1,161)	614	(289.1)
Net income attributable to Vale S.A.'s shareholders	**31,592**	**39,940**	**(20.9)**

Significant changes in items of the income statement

In 2024, the Company net income was R$30,431 million, a reduction of R$10,123 million compared to the net income of R$40,554 million recorded in 2023. Adjusted EBITDA totaled R$80,121 million in 2024, a reduction of R$12,473 million compared to the amount of R$92,594 million in the previous year. The reduction was substantially influenced by (i) lower realized prices of iron ore and nickel, reflected in a reduction of R$2,061 million in net sales revenue, and (ii) net financial expense of R$11,517 million, influenced by the depreciation of the real against the dollar by 27.9% compared to 2023, generating a loss in the mark-to-market of derivatives.

Net operating revenue

	Year ended December 31,		
Net operating revenue	**2024**	**2023**	
		In millions of R$	*Variation in %*
Iron Ore Solutions			
Iron ore	134,335	138,006	(2.7)
Iron ore pellets	31,898	28,971	10.1
Other products and services	3,898	2,568	51.8
	170,131	**169,545**	0.3
Energy Transition Metals			
Nickel and other products[1]	19,883	26,009	(23.7)
Copper[2]	15,231	11,835	28.7
Other	760	-	100.0
	35,874	**37,844**	(7.2)
Outros	-	677	12.3
	206,005	**208,066**	**(1.0)**

[1]*Includes co-products of nickel (copper) and sub-products (precious metals, cobalt and others).*
[2]*Does not include copper produced in nickel operations.*

Net operating revenue totaled R$206,005 million in 2024, representing a reduction of R$2,061 million, or 1%, compared to 2023. Net operating revenue totaled R$206,005 million in 2024, a decrease of R$2,061 million compared to 2023. This reduction is mainly attributable to the reduction in revenue from the Energy Transition Metals segment by R$2,730 million, mainly due to the 21.8% decrease in the realized price of nickel, amounting to R$4,244 million, and an 8% reduction in volumes sold, amounting to R$604 million; partially compensated by the positive exchange rate effect, with an impact of R$3,350 million, due to the depreciation of the real against the US dollar by 27.9%, compared to 2023.

Cost of products sold and services rendered

In 2024, the cost of goods sold, and services rendered totaled R$131,318 million, an increase of R$11,302 million compared to R$120,016 million in 2023. This increase reflects higher costs of R$4,716 million in spot freight, R$3,793 million in services mainly due to improvements made in the production process of the North and Southeast Systems, which occurred in the first half of 2024, and the negative exchange rate effect on freight contracts of R$1,559 million.

In Energy Transition Metals, there was a decrease of R$274 million or 1%, from R$27,615 million in 2023 to R$27,341 million in 2024. This decrease primarily reflects the reduction on acquisition of third-party products cost of R$1,591 million, due to lower prices and volumes in nickel sales volumes of R$663 million, due to extensive planned maintenance in Canada and furnace overhaul in Onça Puma, partially offset by the effect of the depreciation of the real against the dollar by R$1,489 million.

(Impairment), reversal of impairment and gain (losses) on disposal of non-current assets, net

In 2024, the Company recorded a gain of R$510 million from (impairment), reversal of impairment and gain (losses) on disposal of non-current assets, net, a variation of R$1,827 million compared to a loss of R$1,317 million recorded in 2023, mainly due to (i) the gain from the divestments in PT Vale Indonesia Tbk ("PTVI") and Vale Oman Distribution Center ("VODC"), in the amounts of R$5,710 million and R$6,776 million, respectively; and (ii) the impairment of nickel assets in Thompson and Newfoundland and Labrador in the amounts of R$8,566 million and R$3,292 million, respectively.

Other operating revenues (expenses), net

	Year ended December 31		
	2024	2023	
Other operating revenues (expenses), net		*In millions of R$*	*Variation in %*
Expenses related to Brumadinho event	(2,670)	(4,598)	(41.9)
Reversal (increase) in provisions related to de-characterization of dam and asset decommissioning obligation	931	(1,124)	(182.8)
Provision for litigations	(1,681)	(1,138)	47.7
Profit sharing program	(997)	(742)	34.4
Expenses related with socio-environmental commitments	(2,108)	(895)	135.5
Other	(1,750)	(1,075)	(262.8)
	(8,275)	**(7,422)**	**11.5**

Other operating revenues (expenses), net, totaled R$8,275 million in 2024, which represented an increase in expense of R$853 million compared to the R$7,422 million recorded in 2023.

Financial result, net

	year ended December 31		
	2024	2023	
Financial result, net		*In millions of R$*	*Variation in %*
Financial income[1]	**2,281**	**2,159**	**5.7**
Financial expenses[2]	**(7,968)**	**(7,276)**	**9.5**
Other financial items, net			
Foreign exchange and indexation losses, net	(7,702)	(8,185)	(5.9)
Participative shareholders' debentures	(1,048)	(871)	20.3
Derivative financial instruments	(6,798)	4,455	(252.6)
	(21,235)	**(9,718)**	**118.5**

[1] Includes earnings from short-term financial investments and other financial income (see note 7 of the Vale consolidated financial statements).
[2] Includes interest on loans and financing (net of capitalized interest), interest on REFIS, interest on the liabilities of leases, expenses with repurchase of bonds and other financial expenses (see note 7 of the Vale consolidated financial statements).

As of December 31, 2024, the net financial result totaled a loss of R$21,235 million, compared to a loss of R$9,718 million on December 31, 2023, representing a variation of R$11,517 million, mainly due to the depreciation of the real against the US dollar. This variation is mainly attributed to a loss of R$6,670 million due to the mark-to-market variation of currency and interest rate risk swaps, to convert the cash flow of certain liabilities in reais to dollars, while in 2023 there was a gain of R$4,457 million, representing a variation of R$11,127 million in the period.

Equity results and other results in associates and joint ventures

In 2024, the equity results and other results in associates and joint ventures totaled a loss of R$1,570 million, a reduction of R$3,864 million compared to a loss of R$5,434 million in 2023. In 2024, equity results and other results in associates and joint ventures were mainly impacted by an expense of R$5,299 million due to the Definitive Settlement for the full reparation, partially offset by a gain of R$1,693 million in 2024 due to the remeasurement at fair value of the previously held equity interest in Aliança Energia compared to an expense of R$5,841 million in 2023 related to changes in estimates based on all available information at that time regarding the status of a potential reparation agreement.

Income taxes

In 2024, the Company recorded an income tax expense of R$3,793 million, a reduction of R$11,207 million compared to the income tax expense of R$15,000 million recorded in 2023, mainly due to a 38% reduction in taxable income following the recognition of gains from acquisitions and disposals, without tax impacts. The reconciliation of taxes calculated at nominal tax rates and the amount of taxes recorded at effective rate is presented in note 9 of Vale's consolidated financial statements.

Significant changes in items of the statement of cash flows

	year ended December 31,		
	2024	2023	
	In millions of R$		Variation in %
Net cash generated by operating activities	**50,199**	**65,905**	**(23.8)**
Net cash used in investing activities	(30,781)	(31,425)	(2.0)
Net cash used in financing activities	(11,468)	(37,002)	(69.0)
Net increase (decrease) in cash and cash equivalents	**7,950**	**(2,522)**	**(415.2)**
Cash and cash equivalents in the beginning of the year	17,474	24,711	(29.3)
Effect of exchange rate changes on cash and cash equivalents	4,829	(1,314)	(467.5)
Effect of transfer of PTVI to non-current assets held for sale	-	(3,401)	(100.0)
Cash and cash equivalents from subsidiaries acquired and sold, net	418	-	100.0
Cash and cash equivalents at end of the year	**30,671**	**17,474**	**75.5**

Net cash generated by operating activities

Cash flows generated by operating activities decreased by 23.8%, from R$65,905 million in 2023 to R$50,199 million in 2024, mainly due to (i) the financial result, which showed an expense of R$21,235 million in 2024, primarily attributed to losses from foreign exchange and interest rate risks, compared to an expense of R$9,718 million in 2023; and (ii) interest payments totaling R$4,710 million in 2024, representing an increase of 27% compared to the same period in 2023.

Net cash used in investing activities

The Company's cash flows used in investing activities totaled R$30,781 million in 2024, mainly due to: (i) the receipt of cash from the sale of interests in Vale Base Metals Limited ("VBM") and PTVI of R$12,697 million and R$862 million respectively; (ii) the disbursement for the acquisition of an equity interest in Anglo American Brasil of R$181 million; (iii) R$34,509 million in capital project investments; (iv) the disbursement of cash for the advance payment related to the renegotiation of railway concession contracts, totaling R$4,000 million; and (v) the disbursement related to the Samarco dam failure of R$4,651 million in 2024, substantially attributed to the Definitive Settlement on claims related to the Fundão dam failure in Mariana.

Net cash used in financing activities

The cash flows used in the financing activities of the Company totaled R$11,468 million in 2024, compared to R$37,002 million in the same period of 2023. The reduced cash utilization in financing activities by R$25,534 million can be attributed primarily to (i) the lower volume of shares repurchased in 2024, amounting to R$2,054 million, compared to R$13,593 million in 2023; (ii) the issuance of debentures amounting to R$6,000; and (iii) the payment of R$20,662 million in dividends and interest on equity to Vale's shareholders, representing a reduction of R$7,097 million compared to the amounts paid in 2023.

2.2. Operational and financial results

a. results of the issuer operations, in particular

(i) description of any important components of the income

<u>**Iron ore and pellets**</u>

In 2024, iron ore production totaled 327.7 Mt, representing a 2% increase compared to 2023, mainly due to (i) an optimized maintenance strategy at S11D, which allowed for greater asset availability and operational stability; (ii) shorter maintenance downtime at the Conceição 1 & 2 plants in Itabira, after concentrating activities in the first half during the rainy season; and (iii) a strategy to prioritize the production of higher-margin products in response to current market conditions in the fourth quarter, resulting in lower production of high-silica products and improving all-in premiums. Pellet production was 36.9 Mt, 1.2% higher than in 2023, due to higher pellet feed production at Brucutu in 2024, totaling 6.8 Mt, an increase of 2 Mt or 42%, compared to production of 4.8 Mt in 2023.

As for iron ore prices, the average realized fines prices (including CFR/FOB sales) at Vale stood at US$95.3 per metric ton, representing a decrease of 11.8% compared to 2023, mainly due to the negative impact of pricing mechanisms related to provisional price adjustments. The average realized prices of iron ore pellet were US$154.6 per metric ton, compared to US$161.9 per metric ton in the previous year, mainly due to the negative impact of lagged prices from the pricing system mechanisms.

The average realized prices of iron ore are heavily influenced by supply and demand dynamics in the maritime market, although structural changes in steel production can disrupt market fundamentals and iron ore price realization.

Iron ore fines, lump ore, and iron ore pellets are produced in a wide variety of quality levels and physical characteristics. Price variations stem from various factors, such as iron content, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina, silica, and manganese) in the ore. Furthermore, iron ore fines, lump ore, and iron ore pellets typically have distinct pricing.

The demand for iron ore products of is closely tied to the global demand for steel. In turn, steel demand is strongly influenced by the real estate sector, infrastructure construction, and global industrial production. China's demand has been the main driver of both global demand and prices.

In 2024, the average price of iron ore closed at US$109.44/dmt (Platts IODEX 62% Fe iron ore prices - global reference price), 8.61% lower than in 2023. During 2024, prices gradually fell over the first three quarters of the year, in line with the increase in iron ore inventories at Chinese ports and the decline in the pace of steel production in the country, indicating lower market appetite for what was being offered. During this period, factors related to market sentiment, disconnected from fundamentals, such as the expectation of economic stimulus implementation by the Chinese government, increased price volatility. With the lower price level in the third quarter, iron ore supply began to adjust. Throughout the fourth quarter, steel prices in China recovered parts of the year's losses, and these factors together balanced the market, leading to a recovery in iron ore prices.

From the perspective of iron ore demand, the year 2024 was again marked by geopolitical tensions, with the continuation of the war between Gaza and Israel and the ongoing conflict between Russia and Ukraine. In 2024, central banks were also observed transitioning from inflation-fighting measures to creating a favorable environment for consumers and businesses; however, signs of economic recovery are yet to be seen. As a result, the World Steel Association (WSA) released statistics for 2024, with global crude steel production reaching 1,882 Mt, a decrease of 0.8% compared to 2023.

Among the main producers, crude steel production in China was 1,005 Mt in 2024, a decrease of 1.7% year-on-year, amid a still weak real estate market, as well as infrastructure construction and low consumer confidence. Steel production resulted in an oversupply and lower prices, forcing steel mills to seek external markets to offload their products. On the other hand, value-added industrial production in China recorded a growth of 5.8% in 2024, driven by the country's continuous efforts to optimize and upgrade its industrial structure.

It is worth highlighting India's strong performance, recording a production growth of 6.3% year-on-year, with 149 Mt, reflecting the robust infrastructure investments being implemented in the country, although most of the iron ore consumption is supplied by local mines.

There was also a slight recovery in steel production in the European Union, with an increase of 2.6%, 129 Mt, Africa with an increase of 3.5%, 28 Mt, and South America with a slight increase of 0.6%, 42 Mt.

Compared to 2023, steel production fell 3.6% year-on-year in JKT (Japan, Korea, and Taiwan), 166 Mt, and with a decrease of 4.2% in North America, 105 Mt. In these regions, in 2024, the recession in the industrial sector was caused by economic uncertainties and still restrictive financing conditions. Construction remained weak, affecting steel demand in major markets such as the USA, Europe, Japan, and Korea.

Nickel

Nickel is a metal traded on the stock market, listed in the London Metal Exchange ("LME") and, since 2015, in the Shanghai Future Exchange ("SHFE"). Most of the nickel products have their prices based on a discount or premium regarding the LME price, depending mainly on the physical and technical characteristics of the nickel products. Liquidity continued to improve in 2024 after several fundamental and technical factors impacted trading and reduced liquidity in 2023, resulting in the announcement of a two-year change program by the LME to strengthen and enhance its markets. The nickel market is strongly affected by stainless steel production, which represented 65% of global primary nickel consumption in 2024.

The Company maintains short-term fixed-volume contracts with customers for most of the expected annual nickel sales. These contracts provide stable demand for a significant portion of the Company's annual production. In 2024, 89% of the Company's refined nickel sales were made for non-stainless steel applications (alloy steels, high-nickel alloys, plating, and batteries), compared to the industry average for nickel producers of 35%, bringing more diversification and stability to sales volumes. As a result of focusing on such higher-value segments, the average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

Historically, Chinese domestic production of nickel pig iron accounted for most of the growth in global nickel supply, using unprocessed nickel ore from the Philippines and Indonesia. However, Chinese nickel pig iron production was adversely affected by Indonesia's unprocessed ore export restriction, reinstated in 2020, allowing Indonesia to emerge as the largest producer of nickel pig iron. In 2024, approximately 9% of the global primary nickel supply was produced as nickel pig iron in China. Approximately 41% of the global primary nickel supply was produced as nickel pig iron in Indonesia, with much of it directly integrated to produce stainless steel. In 2024, increases in production capacity were observed in mixed hydroxide precipitate (MHP) and the conversion of nickel pig iron to nickel matte for subsequent conversion into battery-suitable material, as well as LME deliverable Class I nickel. Vale expects future growth to focus on matte and MHP to feed battery and Class I supply chains.

Stainless-steel is an important driver of nickel demand, mainly in China. In 2024, the stainless-steel production in China represented 42% of the total demand for primary nickel. Therefore, changes in the Chinese stainless-steel production have a significant impact on global nickel demand. In 2024, Chinese stainless-steel production increased by 7% year-on-year compared to an increase of 11% in 2023, as the increase in new capacity was offset by production cuts due to low stainless-steel prices.

Although stainless steel production is a major driver of global nickel demand, stainless steel producers can obtain nickel with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on its availability, technological processes, and relative prices. On average between 2020 and 2024, secondary nickel accounted for approximately 35% of the total nickel used for stainless steel. Regional availability and consumption of secondary nickel varies. In China, due to low availability of scrap and the abundance of nickel pig iron, the use of secondary nickel accounted for 22% of the total nickel used for stainless steel in 2024.

Additionally, the high-value segment, which consists of the use of nickel in electroplating, non-ferrous alloys, foundry, alloy steel, and other applications, excluding nickel used in batteries, is the second-largest market, accounting for 20% of nickel demand in 2024. Global high-value demand increased by 5% year-on-year in 2024, led by growth in the non-ferrous alloys sector, compared to a 3% increase in 2023, with increases concentrated in China, France, and the USA.

The battery segment is the third-largest market, accounting for 15% of nickel demand in 2024. Global nickel demand in battery precursors increased by 6% year-on-year in 2024, driven by increased electric vehicle sales, compared to a 7% increase in 2023. The slightly slower growth rate is due to higher-than-expected sales in China, which is dominated by lithium iron phosphate (LFP) chemistries, and a retreat from battery electric vehicle (BEV) targets, replaced by lower-capacity plug-in hybrid electric vehicles (PHEVs). The battery segment still presents significant upside demand as electric vehicle production continues to attract substantial investments.

The nickel market was in surplus in 2024, with approximately 286 kt. Global exchange stocks (LME and SHFE) increased by 119 kt from December 29, 2023, to December 31, 2024, driven by an increase in stocks at LME warehouses in Asia. LME country-of-origin data showed that, at the end of 2024, 51% of nickel material in LME warehouses originated in Asia. For 2025, the market is expected to remain in surplus, mainly due to increased supply in Indonesia.

Copper

Copper demand in recent years has been primarily driven by China, due to the significant role copper plays in construction, as well as in electrical and consumer applications. Copper is an enabler of the energy transition due to its excellent properties as a conductor of energy, with widespread applications in renewable energy and electric vehicles. Copper prices are determined based on (i) copper metal prices in end markets such as the LME, SHFE, and Commodities Exchange ("COMEX"), and (ii) intermediate products, such as copper concentrate (which represents the majority of the Company's sales) and copper anode, at treatment and refining charges negotiated with each customer.

Refined copper demand increased by 3.2% in 2024 year-on-year, with China accounting for approximately 57% of global consumption. For 2025, the Company expects the market to be relatively balanced with stable supply and demand.

(ii) factors that materially affected operating results

In 2024, operating income totaled R$57,029 million, compared to R$70,706 million in 2023, representing a reduction of R$13,677 million. The main factors affecting the operating result are: (i) an increase of R$4,320 million in freight costs in the iron ore segment, due to higher spot freight prices, higher bunker fuel prices used in ships, and higher volumes of iron ore in the CFR modality (where Vale is responsible for transportation to the destination port), totaling an impact of R$2,761 million, and the effect of exchange rates on freight contracts of R$1,559 million; (ii) an increase in service costs of R$3,793 million, mainly due to improvements made in the production process of the North and Southeast Systems; and (iii) a reduction in net revenue of R$2,061 million from 2023 to 2024, mainly due to the reduction in the average realized price of iron ore fines and pellets, lower volumes of nickel sold, and a reduction in the average realized price of nickel.

b. relevant variations of income attributable to the introduction of new products and services, volume changes and modifications of prices, exchange rates and inflation

Variations in volumes and prices

The table below shows the variations in the average prices obtained of the main products in the indicated periods.

	Year ended December 31,		
	2024	2023	
	US$ per metric ton		Variation in %
Iron Ore Solutions			
Iron ore fines	95.3	108	(11.8)
Iron ore pellets	154.6	162	(4.5)
Energy Transition Metals			
Nickel	17,078	21,830	(21.8)
Copper	8,811	7,960	10.7
Copper as a byproduct of nickel	8,413	7,720	9.0

The table below shows the variations in the sales volumes of the main products in the indicated periods.

	Year ended December 31,		
	2024	2023	
	In thousands of metric tons		Variation in %
Iron Ore Solutions			
Iron ore fines	260,314	256,789	1.4
Iron ore pellets	38,300	35,840	6.9
ROM	8,038	8,290	(3)
Energy Transition Metals			
Nickel	155	168	(7.6)
Copper	250	234	7.0
Copper as a byproduct of nickel	77	74	4.2

Iron Ore Solutions – In 2024, the Iron Ore Solutions business revenue totaled R$170,131 million, an increase of R$586 million mainly due to (i) the positive exchange rate effect of R$13,259 million; (ii) the positive effect of sales volumes of R$5,052 million; and (iii) higher revenue from Other products and services in the segment by R$1,330 million (R$2,568 million in 2023 and R$3,898 million in 2024). Despite this, there was a negative impact of R$19,056 million from the reduction in the realized price of iron ore fines and pellets.

Energy Transition Metals – In 2024, the revenue from these operations amounted to R$35,874 million, representing a 5.2% reduction (R$1,970 million) compared to the R$37,844 million recorded in 2023, mainly due to (i) a 21.8% decrease in the realized price of nickel or R$4,244 million and an 8% reduction in nickel sales volumes or R$604 million, impacted by the Onça Puma furnace overhaul and planned maintenance in Ontario, partially offset by (the positive effect of exchange rates, with an impact of R$3,350 million.

Exchange rate variations

	2024	2023	Variation in %
Average exchange rate (Real/Dollar)	5.3920	4.9954	7.94
Closing exchange rate (Real/Dollar)	6.1923	4.8413	27.91

Most of the Company's income is expressed in U.S. Dollars. During the reporting year of 2024, the U.S. Dollar appreciated by 7.94% compared to the Brazilian currency, resulting in a positive effect of exchange rates in the Iron Ore Solutions and Energy Transition Metals segments of R$13,259 million and R$3,350 million, respectively.

Inflation rate variations

The Company's revenues are not significantly affected by inflation, being the main variations in operating income attributable to price modifications and change in volumes.

c. relevant impacts of inflation, of the price variation of the main supplies and products, of the exchange rate and the interest rate on the operating income and the financial income of the issuer

Inflation

The Company's operating income and financial results are not significantly affected by inflation.

Price of the main supplies

Freight and service costs are the most relevant components of the cost of goods sold and services rendered in 2024, representing 19.7% and 18.6%, respectively. Freight and service costs increased by 22.3% and 18.4% in 2024, respectively.

Costs and expenses, excluding the effects of depreciation, totaled R$132,306 million, which is R$9,714 million higher than in 2023, due to (i) higher freight costs with an impact of R$4,716 million; (ii) higher costs for services and materials with an impact of R$5,085 million.

Exchange rate

For the relevant impacts of the exchange rate variation, see items 2.1.h and 2.2.b above.

Interest Rate

The Company is exposed to the interest rate risks of loans and financing. The debt linked to the interest rate in U.S. Dollars consists mainly of loans, including operations of exportation pre-payment and loans in commercial banks and multilateral organizations. Usually, these debts are indexed to rates commonly used in the market, such as SOFR. The floating rate of its debts expressed in Reais includes debentures, loans obtained with BNDES, fixed assets and financing for the acquisition of services in the Brazilian market. The interest of these obligations is mainly linked to the Extended Consumer Prices Index ("IPCA"), to the reference interest rate in the Brazilian interbank market and to the Long-Term Interest Rate ("TJLP").

The Company uses swap operations to convert a large part of the debt to fixed rates in U.S. Dollars. As of December 31, 2024, before the swap operations, 10% of the debt was expressed in Reais, and the other 90% expressed in other currencies.

As of December 31, 2024, around 47% of the debt was linked to the floating interest rate.

2.3. Changes in accounting practices / modified opinions and emphases

a. changes in the accounting practices that might have resulted in significant effects on the information foreseen in the fields 2.1 e 2.2

In May 2023, the IASB amended IAS 7/CPC 03 (R2) - Statement of Cash Flows and IFRS 7/CPC 40 (R1) - Financial Instruments: Disclosures, to establish new disclosure requirements for supplier finance arrangements. The amendments are effective for annual periods beginning on or after January 1, 2024, and therefore, the Company has applied these amendments starting from the financial statements for the year ended December 31, 2024, as presented in note 14.

b. modified opinions and emphases present in the auditor report

There was no modified opinion and no emphasis paragraph in the report of the independent auditor on the individual and consolidated financial statements of Vale S.A. for the year ended December 31, 2024.

2.4. Relevant impact on the financial statements

a. introduction or divestment of operating segment

In 2024, the Company did not undertake any introduction or disposal of operating segments.

b. constitution, acquisition or divestment of equity interests
Main constitutions of equity interests

There was no constitution of relevant equity interests in 2024.

Main acquisitions of equity interests

Aliança Geração de Energia S.A. ("Aliança Energia") – In March 2024, Vale entered into an agreement to acquire the entire 45% stake held by Cemig Geração e Transmissão S.A. ("Cemig GT") in Aliança Energia, a privately-held company. In August 2024, the Company completed the acquisition of the entire stake held by Cemig GT in Aliança Energia for R$2,737 million, and the Company recorded a gain of R$1,693 million in the results as 'Equity results and other results in associates and joint ventures,' due to the remeasurement to fair value of the previously held equity interest. As a result, Vale now holds 100% of the equity interest, gaining control over Aliança Energia and consolidating its assets, and liabilities, and results in Vale's financial statements. Aliança Energia's power generation asset portfolio consists of seven hydroelectric power plants in the state of Minas Gerais and and three operational wind farms in the states of Rio Grande do Norte and Ceará. Together, these assets have an installed capacity of 1,438 MW and an average physical guarantee of 755 MW.

Anglo American Minério de Ferro Brasil S.A. ("Anglo American Brasil") – In February 2024, the Company entered into a binding agreement with Anglo American plc for the purchase of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex ("Minas-Rio"), in Brazil. The transaction was concluded in December 2024, and under the terms agreed, Vale contributed with Serra da Serpentina iron ore resources in the amount of R$4,573 million (US$750 million) and paid R$181 million (US$30 million) in cash. Additionally, depending on future iron ore prices over the next four years, there may be an adjustment to the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statement, if any.

As a result of the transaction, Vale recognized a gain of R$3.815 million in the income statement as "(Impairment), reversal of impairment and gain (losses) on disposal of non-current assets, net" due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina, which were contributed to Anglo American Brasil as part of the consideration transferred for the equity interest acquired. This gain was recognized to the extent of the other investor's interest in the investee.

The Company will also receive its pro-rata share of Minas-Rio's production, in addition to holding an option to purchase an additional 15% shareholding in Anglo American Brasil. The exercise price of the option will be the fair value, calculated at the time of exercise.

Upon completion of the transaction, Anglo American Brasil has become an associate of Vale, and the investment is accounted for equity method due to the significant influence exercised by Vale in the investee. Further details are presented in Note 17(a) of the Company's financial statements.

Main divestments of equity interests

Vale Oman Distribution Center ("VODC") - VODC operates a maritime terminal with access to the Port of Sohar in Oman, featuring a deep-water jetty and an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy.

In August 2024, the Company established a joint venture with AP Oryx Holdings LLC ("Apollo") through a binding agreement to sell 50% equity interest in VODC for R$3,325 million (US$600 million). The transaction was completed in September 2024, reducing Vale's stake in VODC from 100% to 50% and changing its status from a subsidiary to a joint venture.

With this transaction, Vale shared control over VODC with Apollo and, from then on, will no longer consolidate VODC, which will be accounted for as a joint venture using the equity method.

As a result of the transaction, VODC became a joint venture and Vale recognized a gain of R$6.776 million in the income statement as "(Impairment), reversal of impairment and gain (losses) on disposal of non-current assets, net". Further details are presented in Note 17(b) of the Company's financial statements.

PT Vale Indonesia Tbk ("PTVI") – PTVI has a contract of work with the government of Indonesia to operate its mining licenses ("Contract of Work"), expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

In November 2023, the Company signed a Heads of Agreement with PT Mineral Industri Indonesia ("MIND ID") and Sumitomo Metal Mining Co., Ltd. ("SMM") regarding the divestment obligation in PTVI. Therefore, since the year ended December 31, 2023, PTVI assets and liabilities were classified as held for sale.

In June 2024, the transaction was concluded, and the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI's new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale's shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately

34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction fulfills the divestment obligations of the Contract of Work and satisfies a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received R$862 million (US$ 155 million) for its shares and lost control over PTVI and so, the Company will no longer consolidate PTVI, which will be accounted for as an associate under the equity method due to the significant influence it will retain over PTVI.

As result, the Company recognized a gain of R$ 5,710 million in the income statement year ended December 31, 2024, as "(Impairment), reversal of impairment and gain (losses) on disposal of non-current assets, net ". This gain is due to the reclassification of cumulative translation adjustments of R$5,728 and the gain on remeasurement of the interest retained at fair value of the R$3,654 million, net of the loss on the reduction in PTVI stake in the amount of R$3,672 million.

Strategic partnership in the Energy Transition Metals – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma'aden and Saudi Arabia's Public Investment Fund, under which Manara Minerals would make an equity investment in VBM, the holding entity for Vale's Energy Transition Metals Business that was a wholly owned subsidiary. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for R$12,697 million (US$2,455 million), which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of R$4,593 million, of which R$7,828 was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

Additionally, in April 2024, Vale and Engine No. 1 agreed to not proceed with the transaction, which was discontinued, without any penalties to both parties.

c. unusual events or operations

Brumadinho dam failure

The main impacts in 2024 arising from the Brumadinho dam failure are summarized below:

- *Impact on the income statement*: The impact of the dam failure on the income statement for the fiscal year 2024 was R$2,670 million, mainly due to expenses with items such as tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

- *Impact on the balance sheet:* The total amount of provisions recognized in the balance sheet on December 31, 2024, including provisions for remediation and reparation obligations under the Settlement for Integral Reparation, individual indemnification and other obligations was R$12,198 million.

For more information, see note 26 of Vale's consolidated financial statements.

De-characterization of dams

Due to the Brumadinho dam failure and in compliance with Law no. 14,066/20, the Company decided to speed up its plan to de-characterize[1] all tailings' dams built using the method upstream, certain structures called "centerline structures" and dikes containment facilities located in Brazil. The main impacts are summarized below:

- *Impact on the income statement:* In 2024, the Company reduced the liability for the de-characterization of upstream geotechnical structures in the amount of R$1,141, substantially due to the update in the discount rate, which increased from 5.41% on December 31, 2023, to 7.36% on December 31, 2024. Engineering projects for de-characterization of dams are at different stages of maturity, some of them still in development engineering phase, for which the cost estimate includes in its methodology the high degree of uncertainty in defining the total cost of the project, according to best market practices.

- *Impact on the balance sheet:* The total amount of provisions recognized in the balance sheet in relation to the de-characterization of dams was R$13,706 million as of December 31, 2024.

Operational stoppage

Due to the de-characterization projects, some operations were stopped due to court decisions or technical analysis carried out by Vale on its upstream dam structures located in Brazil. The Company has been recording losses, mainly related to the fixed costs of these operations in the Iron Ore Solutions segment, and in 2024, these expenses totaled R$816 million. The Company is working on legal and technical measures to resume all operations at full capacity.

For more information, see note 28 of Vale's consolidated financial statements.

Fundação Renova and Samarco

In 2016, Vale, Samarco and BHP Billiton Brasil Ltda ("BHPB") signed agreements with the Federal Union, the states of Minas Gerais and Espírito Santo, and some other federal and state authorities, establishing the creation of the Fundação Renova, a not-for-profit private foundation, to develop and implement social and economic remediation and compensation programs, among other obligations resulting from the collapse of the Fundão dam, owned by Samarco.

In order to implement the projects approved under the signed agreements, Samarco is obliged to finance the Fundação Renova based on the amounts required for such projects annually. Samarco has primary responsibility for complying with the financial contributions of the Fundação Renova, with Vale and BHPB having subsidiary responsibility in proportion to the 50% interest, only when Samarco is unable to fulfill its obligations.

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors' and Public Defenders' Offices and other Brazilian public entities (jointly, "the Parties") signed a definitive settlement on claims related to the collapse of the Samarco dam, which was ratified in November 2024.

[1] *"De-characterization" means that the structure will be dismantled so the structure is effectively no longer a dam.*

The Definitive Settlement is subject to conclusion of the terms and conditions of a final settlement agreement and the definitive settlement documentation, with approvals and signing by the Parties.

The general terms under discussion provide for a total amount of approximately R$170 billion, comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

- R$38 billion already incurred by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company's provision balance.
- R$100 billion to be paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo and the municipalities to fund compensatory programs and actions tied to public policies, and
- R$32 billion in performance obligations by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

With the judicial approval of the Definitive Agreement, the dismissal of a series of relevant legal proceedings filed in Brazil was determined. Vale, together with BHPB and Samarco, filed a petition requesting the closure of these lawsuits.

The main impacts in 2024 resulting from the collapse of Samarco's Fundão dam are summarized below:

- *Impact on the income statement:* There was an addition to the provision related to the Samarco dam failure in the amount of R$5,299 million, recorded in the income statement as "Equity results and other results in associates and joint ventures", which reflects the estimate regarding the amount of future disbursements that will be necessary to address all aspects related to the Definitive Agreement and Samarco's financial capacity to make future payments.
- *Impact on the balance sheet:* The total amount of provisions recognized in the balance sheet as of December 31, 2024, was R$22,682 million, related to the Samarco dam failure.

For more information, see note 27 of Vale's consolidated financial statements.

2.5. Non-gaap measures

a. inform the value of the non-gaap measures

The Company uses the adjusted EBITDA, the net debt and the expanded net debt as means of non-gaap measures.

	Year ended December 31,	
	2024	2023
		In millions of R$
Adjusted EBITDA from continuing operations	80,121	92,594
Net debt	65,010	46,279
Expanded net debt	101,958	78,249

b. carry out the conciliation between the values announced and the values of the audited financial statements

Adjusted EBITDA

The Company calculates the adjusted EBITDA according to the terms of Resolution CVM no. 156/2022.

	Year ended December 31,	
	2024	2023
		In millions of R$
Income before income taxes	**34,224**	**55,554**
(+) Depreciation, amortization and depletion	16,525	15,300
(+) Financial results, net	21,235	9,718
EBITDA	**71,984**	**80,572**
Equity results and other results in associates and joint ventures	1,570	5,434
EBITDA from associates and joint ventures	5,094	4,198
Impairment and disposals (impairment reversal) of non-current assets[1]	1,473	2,390
Adjusted EBITDA	**80,121**	**92,594**

[1] Includes adjustments of R$ 1,983 million in the fiscal year ended on December 31, 2024 (R$ 1,073 million in the fiscal year ended on December 31, 2023), to reflect the performance of streaming transactions at market quotation prices.

Net debt and expanded net debt

	Year ended December 31,	
	2024	2023
		In millions of R$
Gross debt	91,598	60,375
Leases	4,414	7,029
Gross debt and leases[1]	**96,012**	**67,404**
(-) Cash and cash equivalents	(30,671)	(17,474)
(-) Short term financial investments	(331)	(250)
(-) Net cash PTVI	-	(3,401)
Net debt	**65,010**	**46,279**

(+) Exchange swaps[2]	2,068	(3,215)
(+) Liabilities related to Brumadinho[3]	22,682	14,814
(+) Liabilities related to associates and joint ventures[3]	12,198	20,371
Expanded net debt	**101,958**	**78,249**

[1] *Includes the values presented in the current liabilities and non-current liabilities and leases.*
[2] *Refers to the mark-to-market balance of derivatives and interest rates, which serve to reduce cash flow volatility, convert the cash flow of debts to dollars, and financial obligations in reais, which are part of the expanded net debt.*
[3] *Includes the values presented in the current liabilities and non-current liabilities related to repair and compensation programs - related to Brumadinho.*

c. explain the reason why such measurement is understood as the most appropriate for the correct understanding of its financial condition and the result of its operations

The management bodies responsible for making operational decisions, about resource allocation and performance evaluation, including the Executive Committee, statutory body of ordinary management and representation of the Company, and the Board of Directors, use the adjusted EBITDA as a performance measurement.

In 2024, consistently with the reports analyzed by the Executive Committee and Board of Directors, the Company changed its adjusted EBITDA definition to include the "EBITDA from associates and joint ventures", which is a measure of their "equity results" excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net.

Therefore, the Company's adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net and other. The comparative information in this report was revised to reflect this change in the adjusted EBITDA definition.

The Company also evaluates the net debt and the expanded net debt with the assumption purpose of ensuring the continuation of its business on the long term. The Company has adopted the concept of expanded net debt for the management of its liquidity and cash flow, which considers, in addition to liabilities assumed with financial institutions, also the obligation to provide cash to third parties out of its regular operating process, more specifically the liabilities concerning the event of Brumadinho and to Samarco.

The Company presents the net debt and the expanded net debt as an additional information, which must be considered together with other measurements and indexes for a better understanding of the Company's performance and financial conditions.

The adjusted EBITDA, the net debt and the expanded net debt are not measurements acknowledged by the accounting practices adopted in Brazil or by the IFRS, issued by the IASB, and do not represent the cash flow for the periods presented and must not be considered as replacement for the net income, as indexes for operating performance or as replacement for the cash flow, as an index of the Company's liquidity. These measures have no standard meaning and may not be compared with similar measurements adopted by other companies.

2.6. Subsequent event of the last financial statements

The Company's consolidated financial statements related to the year ended December 31, 2024, were approved by the Company's Board of Directors, and issued on February 19, 2025. The following subsequent events are disclosed in the Company's consolidated financial statements, according to the terms of the rules provided in the Accounting Pronouncements CPC 24, approved by the Resolution CVM no. 105/2022:

Additional shareholders remuneration - During 2024, the Company approved dividends and interest on capital to its shareholders in the amount of R$22,884 million. On February 19, 2025, the Board of Directors approved dividends to its shareholders in the amount of R$9,143 million, approved as additional remuneration. The payment will be made on March, 2025.

Share buyback program - On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program.

Impairment on nickel operation in Thompson, Canada – In January 2025, the Company has launched a strategic review to explore and evaluate a range of alternatives, including the potential sale, for its mining and exploration assets related with the nickel operation in Thompson. Thus, Vale reviewed the business plan for this operation according to the new strategy and measured the recoverable amount, which result in an impairment loss of R$8,566 recognized in the income statement for the year ended December "(Impairment), reversal of impairment and gain (losses) on disposal of non-current assets, net". The carrying amount of this CGU (cash generating unit) after the impairment loss is R$25,983 as of December 31, 2024.

2.7. Income destination

	Year ended December 31,		
	2024	2023	
		In millions of R$	Variation in %
Net income of the year	**31,592**	**39,940**	**(20.9)**
Appropriation to tax incentive reserve	(2,009)	(4,505)	(55.4)
Net income after appropriations to legal reserve and tax incentive reserve	**29,583**	**35,435**	**(16.5)**
Minimum remuneration to shareholders	**8,701**	**10,422**	**(16.5)**
Additional shareholders' remuneration			
According to shareholder remuneration policy[1]	8,740	9,577	(8.7)
Additional remuneration from the net income for the year[2]	2,964	10,033	(70.5)
Total remuneration to shareholders	**20,305**	**30,032**	**(32.4)**

Appropriation to statutory reserve	9,278	5,403	71.7

[1] *According to the Company's shareholder remuneration policy, minimum remuneration to Vale S.A. shareholders is calculated based on 30% of the adjusted EBITDA less sustaining capital investments, which represented R$24,766 million (2023: R$21,232 million) for the year ended December 31, 2024. Therefore, the additional remuneration to comply with the policy was R$9,035 million.*
[2] *In addition, the Company approved dividends beyond the policy calculation in the amount of R$2,964 million, totaling R$20,700 million in remuneration to shareholders for the year ended December 31, 2024.*

a. rules about profit retention

Pursuant to articles 39 and 40 of the Company's Bylaws, after the constitution of the legal reserve, the proposal for profit distribution must consider the constitution of the (i) reserve for tax incentives, to be constituted according to the legislation in force; and the (ii) statutory reserve for investments, with the purpose of ensuring the maintenance and the development of the core activities that compose the Company's corporate purpose, in an amount not higher than 50% of the distributable net income up to the maximum limit of the Company's share capital. In 2022, the 20% limit of the share capital for the establishment of the legal reserve was reached, in accordance with Article 193 of Law No. 6,404/1976 and Article 39 of the Company's Bylaws.

b. rules about dividend distribution

Pursuant to article 41 of the Company's Bylaws, at least 25% of the annual net income, adjusted according to the law, must be assigned to the payment of dividends.

Pursuant the article 5 (5) of the Company's Bylaws, the shareholder owner of preferential shares of the special class is entitled to participate in the dividend to be distributed calculated in the form of Chapter VII of the Company's Bylaws, according to the following criteria: (a) priority in receiving the dividends corresponding to (i) at least 3% of the equity value of the share, calculated based on the financial statements considered that were used as reference for the payment of the dividends or (ii) 6% calculated on the portion of the capital composed by this kind of share, which is the higher among them; (b) right to participate in the net income distributed, in equal conditions as with the ordinary shares, after being guaranteed a dividend equal to the minimum priority established pursuant "a"; and (c) right to participate in eventual gratifications, in equal conditions as with the ordinary shares, observed the priority established for the distribution of dividends.

c. periodicity of the dividend distribution

The Shareholders Remuneration Policy in force establishes that the shareholder remuneration is composed by two half-yearly payments, the first one in September of the current year and the second in March of the subsequent year, and that the Board of Directors can decide about additional remuneration, through the distribution of extraordinary dividends.

During the reporting year of 2024, the Company paid dividends and interest on capital ("JCP"), to its shareholders in the amount of R$20,662 million, of which R$8,940 million correspond to interest on capital ("JCP") for the fiscal year 2024 and R$11,722 million correspond to dividends for the fiscal year 2023.

d. eventual restrictions for the distribution of dividends set forth by the legislation or special regulation applicable to the issuer, as well as contracts and legal, administrative or arbitral decisions

There is none.

e. if the issuer has a formally approved policy for the destination of income, it must inform the agency responsible for the approval, the date of the approval and, should the issuer disclose the policy, locations in the worldwide computer network where the document can be consulted

The Company's Shareholders Remuneration Policy was approved on [March 29, 2018], by the Board of Directors, and is made available in the Company's website **(https://www.vale.com/web/esg/policies-and-corporate-documents)** and in the CVM's website **(https://www.gov.br/cvm).**

2.8. Relevant items not disclosed in the financial statements

a. the assets and liabilities held by the issuer, directly or indirectly, which were not included in its balance sheet (off-balance sheet items), such as:

(i) portfolios of acquitted receivables on which the entity has neither substantially withheld nor transferred the risks and benefits of the ownership of the transferred asset, indicating the respective liabilities

There are no portfolios of written off receivables on which Vale maintains risks and responsibilities that are not included in the Company's consolidated financial statements.

(ii) contracts of future purchase and sale of products or services

There are no contracts of future purchase and sale of products or services that are not included in the Company's consolidated financial statements.

(iii) contracts of constructions not finished

There are no contracts of constructions not finished that are not included in the Company's consolidated financial statements.

(iv) contracts of future receivables from financing

There are no contracts of future receivables from financing that are not included in the Company's consolidated financial statements.

b. other items not highlighted in the financial statements

There are no other items not highlighted in the Vale financial statements.

2.9. Comments regarding not disclosed items

a. how such items change or might change the revenue, the expenses, the operating income, the financial expenses or other items of the issuer's financial statements

Not applicable. The Company does not expect relevant effects from operations not highlighted in the consolidated financial statements which might change the revenue, the expenses, the operating income, the financial expenses or other items of the Company's financial statements.

b. nature and purpose of the operation

Not applicable, see item 2.9.a above.

c. Nature and amount of the obligations undertaken and of the rights generated on behalf of the issuer arising from the operation

Not applicable, see item 2.9.a above.

2.10. Planos de negócios

a. investments, including:

(i) quantitative and qualitative description of the investments in progress and of the foreseen investments:

The Company's capital investments, including growth and sustaining, totaled US$6,1 billion in 2024, with US$1,5 billion invested in growth projects and US$4,6 billion in sustaining projects. The investments were 3,4% higher than 2023 investments, mainly due to increased investments in the Serra Sul 120 iron ore projects, Compact Crushing in Serra Sul, and the Environmental Master Plan in Tubarão.

	Investments[1] in	
	2024	2023
	In millions of US$	
Growth projects	1,545	1,651
Sustainning projects	4,537	4,269
	6,082	**5,920**
Total investment by business segment		
Iron Ore Solutions	4,013	3,758
Energy Transition Metals	1,939	1,968
Others	130	194
	6,082	**5,920**

[1] *Executed capital expenditures comprise the sum of cash outflows.*

The investment budget for 2025 is estimated at US$ 6.2 billion, driven by the progress on the Serra Sul 120 Mtp, crushing for compacts in Serra Sul and Capanema iron ore projects in Brazil.

The following table sets forth total expenditures in 2024 for the main investment projects and expenditures budgeted for these projects in 2025, together with estimated total expenditures for each project and the actual or estimated start-up date of each project as of December 31, 2024.

	Actual or estimated start-up	CapEx executed		CapEx expected	
		2024[2]	Total executed[3]	2025[4]	Total expected[5]
Projets[1]					*In millions of US$*
Iron Ore Solutions					
Northern System 240 Mt Program	2H24	85	728	17	772
Gelado	2H22	30	421	35	428
Briquetes Tubarão	1H24	68	308	30	342
Capanema Maximization	2H25	298	691	199	913
Serra Sul + 20 Mtpy	2H25	490	1,404	447	2,844
Energy Transiton Metals					
VBME	2H24	413	2,879	52	2,940
Onça Puma 2nd furnace	2H25	175	275	167	555

[1] *Projects approved by the Board of Directors.*
[2] *Executed capital expenditures comprise the sum of cash outflows.*
[3] *Total executed CapEx through December 31, 2024, including capital expenditures in prior periods.*
[4] *Figure presented corresponds to investment guidance for capital expenditure in 2025 of approximately US$6,52 billion.*
[5] *Estimated total capital expenditures cost for each project, including capital expenditures in prior periods. Total expected CapEx includes expenses, in line with the budget approved by the Board of Directors.*

The main investment projects are described in more detail below:

The **Northern System 240 Mt Program**, approved in December 2018 by the Board of Directors, will expand the production capacity of the S11D and the logistics of the North System in 10 Mtpy. In the S11D, +10 Mtpy Project, the manufacturing, supply, and assembly were fully completed, and a large part of the new circuits are already in operation. The 3rd loading silo is in the final phase of testing with load. The ramp-up is scheduled for the first half of 2025. Regarding the logistics scope, in June 2024, the operational delivery of segments 45-46 and 46-47, approximately 15 kilometers of the railway line, took place. The repairs at the Ponta da Madeira Maritime Terminal were completed in the second half of 2023, with more than 4 million tons already shipped using the Regularization Silo, reaching a record loading rate of 12.8 thousand tons per hour.

The **Gelado** project, approved in September 2018 by the Board of Directors, will produce more than 80 million tons of pellet feed (iron ore for pelletizing) with high iron content in the Complex of Carajás by 2035, from the reuse of iron ore tailings, which have been deposited at the site for approximately four decades, to feed the pellet plant of São Luís. In March 2023, the Company started operations of the Gelado Project in Carajás (PA), and the production carried out in 2024 was approximately 1 Mt. In addition to sustainably disposing of the tailings, the project will use 100% electric dredges to extract the material, avoiding greenhouse gas emissions. The final product is sent to the pelletizing plant in São Luiz (MA), and due to the high quality of the pellets manufactured on site, Vale steel customers can reduce their carbon emissions compared to using lower quality products. As of December 31, 2024, the Company had a balance of R$1,906 million (2023: R$1,888 million) in fixed assets related to the Gelado Project.

Regarding the project **Briquettes Tubarão**, in December 2020, the Company approved the conversion of the pelletizing plants 1 and 2 into iron ore briquetting plants. The production capacity of the two plants will be approximately 6 million tons a year. The operation of the 1st plant started in November 2023 and the 2nd plant is scheduled to start in the fourth quarter 2025, with a total investment of US$341 million.

The **Capanema** Project is located 80 kilometers from Belo Horizonte, between the municipalities of Santa Bárbara, Ouro Preto, and Itabirito, in Minas Gerais, and is part of Vale's Operational Complex in Mariana, which has a nominal capacity of 15 Mtpy of iron ore sinter feed. The operation will be at natural moisture, without adding water to the process and without generating tailings, eliminating the formation of a tailings dam. The project involves the implementation of a long-distance conveyor belt and adjustments to the stockyard and loading yard at the Timbopeba rail terminal. Capanema will fully utilize autonomous off-road trucks in operations, ensuring greater safety and efficiency. Integrated load testing has already begun, and the project's operation is scheduled to start in the first half of 2025. The project represents an important step towards achieving the iron ore production guidance of 340-360 Mt in 2026, adding flexibility to Vale's operations and product portfolio.

The **Serra Sul +20 Mtpy** project was approved by the Board of Directors in August 2020. The project consists of increasing the capacity of the S11D mine-plant by +20 Mtpy. The Serra Sul +20 Mtpy will create an important buffer of productive capacity, ensuring greater operational flexibility to face eventual production or licensing restrictions in the North System. The project includes, among other measures: (i) the opening of new mining areas; (ii) a new semi-mobile crusher; (iii) the duplication of the existing long-distance conveyor belt; (iv) the implementation of new processing lines in the plant. In May 2024, the project received a budget supplementation, increasing the total multi-year investments to US$2.844 million. The project has a physical progress of 69.18% (as of December 2024). The start-up of the assets will be: the new crusher at the mine is scheduled for operation in 2025, the new long-distance conveyor belt for 2026, and the plant in the first quarter of 2028.

The **Voisey's Bay Mine Expansion Project ("VBME")** has extended the Voisey's Bay mine useful life and increased the estimated annual production to approximately 45 ktpa of nickel, with an additional 20 ktpa of copper and 2.6 ktpa of cobalt as by-products. The expansion represents the transition of Voisey's Bay from an open-pit mine to underground mining, recorded as an operational maintenance investment for the purposes of the Shareholder Remuneration Policy. In the second quarter of 2021, the Company achieved the first ore production from the Reid Brook deposit, the first of two underground mines developed in the project. The operation of the second deposit, Eastern Deeps, started in the second half of 2022. The two underground mines – Reid Brook and Eastern Deeps – will supply ore for processing at the Long Harbour refinery, one of the world's lowest-emission nickel processing plants. The project reached 100% physical progress in Q4 2024, and full production capacity is expected in the second half of 2026, marking a crucial milestone to enhance the competitiveness of operations in Canada and contribute to the reduction of unit costs in the nickel business. This project highlights Vale Base Metals' commitment to fostering social and economic growth, including local employment generation, procurement, training, indigenous partnerships, and shared benefits for Vale's stakeholders. Voisey's Bay began production in 2005 and, with the completion of the expansion project, will continue to be an important driver of regional economic growth. The sustainably and responsibly produced nickel, copper, and cobalt products will help meet future customer demand as the industry seeks to reduce greenhouse gas emissions and lower its carbon footprint.

The **Onça Puma 2nd furnace** project, approved in September 2022 by the Board of Directors, is in the implementation phase, with start-up expected in the second half of 2025.

After start-up, an estimated capacity increase of approximately 15.2 ktpy (average of 10 years) of nickel will be added to the Company's portfolio. The project aims to enhance Onca Puma's existing infrastructure and, once completed, is expected to reduce unit production costs for the entire Onça Puma complex.

Other projects

- In May, a Memorandum of Understanding was signed with GravitHy, a French producer of Direct Reduction Iron ("DRI"), to jointly evaluate the construction of a briquetting plant located at the GravitHy DRI plant project in Fos-sur-Mer, France. The plant is expected to start production in 2027 with a DRI production capacity of 2 Mtpy.

(ii) investment financing sources

The Company informs that the resources for the operations and investments are obtained, mainly, from the Company's operating cash flow, capital budgets, bank loans, financing obtained from financial institutions, in addition to the raising of resources in the capital market. In order to carry out investments, the Company will seek, at the right moment, the best capital structure for funding.

(iii) relevant divestments in progress and foreseen divestments

There are no significant divestments currently in progress or planned, except for the completed projects mentioned in item 2.4.b above.

b. if already announced, indicate the acquisition of plants, equipment, patents or other assets that can materially influence the issuer's productive capacity

No acquisition of plants, equipment, patents or other assets that can materially influence the Vale productive capacity has already been announced.

c. new products and services, pointing out: (i) description of the researches in progress already announced; (ii) total amount of the expenditures of the issuer on research for the development of new products or services; (iii) projects under development already announced; and (iv) total amount of the expenditures of the issuer on the development of new products or services

Iron Ore Briquette. Vale continuously assesses the market and its customers' needs for products and services. To meet the growing demand for products that minimize carbon emissions in the steelmaking process, Vale is promoting a portfolio of high-quality products and innovative technologies, such as high-quality iron ore pellets, pellet feed, and sinter feed. Vale is also developing new products for direct loading into blast furnaces and direct reduction reactors, working with partners to provide low-carbon solutions.

The Company believes that its capacity to offer clients a complete iron ore solution and that the quality of its products is significant advantages to improve its competitiveness, which can be in a more convenient geographical location.

In 2021, Vale announced the iron ore briquette, a new product developed over nearly 20 years of internal research. Its production process requires low temperatures and is based on the agglomeration of iron ore and a technological binder solution, providing high mechanical strength to the final product. The iron ore briquette is one of the strategies implemented by the Company to increase the exploitation of high-quality ores and offer new products aligned with the demands for decarbonization in the steel industry. Due to its lower energy consumption, the production of the briquette generates lower greenhouse gas emissions compared to traditional agglomeration processes (pelletizing and sintering), as well as lower emissions of particulates and gases such as sulfur dioxide (SOX) and nitrogen oxide (NOX), and it does not require the use of water. The process can also be adapted for the use of alternative fuels, such as hydrogen, providing additional reductions in greenhouse gas emissions.

From 2019 to 2022, the product was fully tested on an industrial scale and validated in different blast furnaces of the Company's customers, proving to be a suitable solution for replacing any conventional agglomerated products (pellets, granules, and sinter). The briquette was also tested with promising results for the direct reduction route, considered less emissive than the blast furnace route. In 2023, the world's first iron ore briquette plant was inaugurated at the Tubarão Unit in Vitória (ES).

Currently, Vale has two iron ore briquette plants in the Tubarão Complex. Both briquette plants originated from the conversion of pelletizing plants. As of December 31, 2024, the Company had a balance of R$1,589 million (R$1,252 million as of December 31, 2023) in fixed assets related to the iron ore briquette plants.

Circularity – "Waste to Value" Program. The Company has incorporated emerging opportunities into its operations as part of its long-term strategy, aligning itself with the principles of the circular economy. The Waste to Value program aims to generate value through the reuse of materials, promoting the reprocessing of tailings and the reduction of waste rock, with a focus on optimizing the use of mineral resources and mitigating environmental impacts.

The program's main objectives include expanding ore extraction from existing stockpiles and tailings ponds, optimizing mineral processing to reduce tailings and waste, and developing initiatives to generate coproducts.

The program has identified several circular economy initiatives in mining. The main ones involve tailings reprocessing, waste rock processing and the production of coproducts such as sustainable building blocks, sand and cement (as detailed in item 2.10.d)..

d. opportunities inserted in the business plan of the issuer related to ESG questions

The Company has been integrating sustainability strategy into its business through a comprehensive approach, based on systematic planning and execution, prioritizing risk management and leveraging opportunities, grounded in its purpose of establishing a positive social, economic, and environmental legacy.

Vale's business plan is aligned with the Company's ambition to be a global reference in practices that minimize negative impacts and leverage positive results for nature and people. In this sense, there are investment opportunities in research and biodiversity conservation, as well as in the

development of new technologies that support fire prevention and mitigation of impacts, fires and other risks. As part of Vale's Forest Goal, the Vale Fund has built a network of partners and business arrangements with positive socio-environmental impact, focused on implementing agroforestry systems that enhance landscape permeability, sequester carbon, and generate employment and income for the community. The "PrevisIA" tool, developed by Imazon ("Instituto do Homem e Meio Ambiente da Amazônia) with support from the Vale Fund, uses data from various sources to predict and prevent illegal deforestation. In 2022, the company Biomas was established in partnership other companies, focusing on restoring and protecting 4 million hectares of native forests across different Brazilian biomes over 20 years.

Another area of opportunity is related to the circular economy and waste reuse. In this sense, in 2022, the company Co-Log Logística de Coprodutos S.A. ("Agera") was created to develop and expand the sustainable sand business, which started its operation in 2023. This sand is produced from the treatment of waste resulting from iron ore operations in the state of Minas Gerais. The product, which started production in 2021 after seven years of research, serves as a substitute for naturally extracted sand. Since Agera's creation, approximately 1.9 million tons have been supplied to the civil construction sector and road paving projects. Agera also invests in research and development of new solutions for sustainable sand. For the fiscal year ended December 31, 2024, the Company recognized an amount of R$4 million, which is recorded as research and development expenses. Additionally, within the context of the circular economy, another opportunity for the business is the **Gelado Project**, which aims to produce more than 80 million tons of high-iron-content pellet feed (iron ore for pelletizing) from the reuse of iron ore tailings by 2035 (as detailed in item 2.10.a.i).

In the climate agenda, the opportunities are linked with energy transition and the de-carbonization of steel industry. Vale is collaborating with its main clients, to develop solutions that reduce greenhouse gas (GHG) emissions.

In 2022 the Company signed three agreements in the Middle East to create Mega Hubs, promoting low-carbon solutions for the steel industry. Continuing the Mega Hubs initiative, in 2024, Vale and Green Energy Park (GEP) entered a partnership to develop feasibility studies for the installation of a green hydrogen production unit in Brazil. This joint initiative could create an open platform for international partnerships where global steel companies can acquire and produce hot-briquetted iron (HBI) in Brazil, accelerating the growth of the low-carbon steel industry. Additionally, there has been progress in the partnership with Jinnan Iron & Steel Group ("Jinnan Group") for the construction of an iron ore concentration plant in Sohar, Oman. The plant will have the capacity to produce approximately 12 million tons of high-quality concentrate from the processing of low-grade ores. The start-up is scheduled for 2027.

In January 2025, Vale took a significant step towards low-carbon steel production by signing a land reservation agreement with the Royal Commission for Jubail and Yanbu in Saudi Arabia to create a Mega Hub in the industrial city of Ras Al Khair. This project, which will be developed in two phases, has the potential to produce up to 12 million tons of iron ore briquettes per year, accelerating the transition to net-zero steelmaking. The Ras Al Khair Mega Hub will not only integrate advanced technologies with sustainable practices but also generate positive environmental impact and economic value. This venture is part of Vale's broader strategy to develop integrated steelmaking ecosystems in key markets, including Oman and the United Arab Emirates.

Vale also reports that the United States Department of Energy announced that Vale USA (a

subsidiary of Vale) has been selected to start grant negotiations under the Bipartisan Infrastructure Law and the Inflation Reduction Act, as part of the Industrial Demonstrations Program. Vale's project involves the development of an innovative iron ore briquette plant in the USA, the first in the world to apply the patented cold agglomeration process for the direct reduction route.

Vale Base Metals, a subsidiary of Vale, also completed the transition of the Voisey's Bay mine in Canada to underground mining, increasing nickel production to 45,000 tons per year. In the coming years, Vale projects a significant increase in copper and nickel production. Copper production could reach between 394,000 and 431,000 tons by 2026, while nickel production is estimated to be between 209,000 and 231,000 tons in the same period.

One of the pillars to achieve the Vale's decarbonization goals is the limited use of high-integrity carbon credits, following principles such as additionality, permanence, transparency, and contribution to sustainable development. The use of carbon credits will be a maximum of 20% of the absolute reduction in Scope 3 emissions by 2035, equivalent to 17 $MtCO_2e$.

To encourage the voluntary carbon credit market, Vale and the Algar Group signed an agreement to purchase high-integrity forest carbon credits by 2030, equivalent to the protection of approximately 85 thousand hectares of forest. Each unit of carbon credit corresponds to one ton of carbon dioxide equivalent (CO_2) that is no longer emitted into the atmosphere in the case of this forest protection project.

Vale and Casa dos Ventos developed a carbon project called Folha Larga Sul de Energia Renováveis. The project consists of generating carbon credits through availability of renewable energy in power grid, which consequently reduces the consumption of electricity from fossil fuel sources.

The Company announced the creation of a Corporate Venture Capital operation ("Vale Ventures"), whose objective is to invest in sustainable mining initiatives. The Company's objective is to acquire minority stakes in startups focused on initiatives for decarbonization in the mining chain, zero-waste mining, energy transition metals, and other technologies. As of December 31, 2024, the Company has investments totaling R$319 million (R$208 million as of December 31, 2023. These investments include minority stakes in transformational biology startup Allonnia LLC, Boston Electrometallurgical Company, Electrified Thermal Solutions and Mantel Capture, Inc, as well as investments in venture capital funds Evok Fund II Limited Partnership and Cathay Innovation Global Fund III ("Cathay Innovation").

The main actions taken or announced up to this moment, which generated or will generate a direct impact on Vale, are presented in note 4 of the Company's consolidated financial statements. Other initiatives are described in the Management Report and the Integrated Report, both of which, as the financial statements, are available on the Company's website **(https://www.vale.com/pt/comunicados-resultados-apresentacoes-e-relatorios).**

2.11. Other factors that have relevant influenced on operating performance

The Company is not aware of any other factors that occurred in the last fiscal year that materially influenced the Company's operating performance and that have not been identified or commented on in the other items of this section.

Exhibit II

CVM RESOLUTION 81, MARCH 29, 2022

ANNEX A

PROFIT ALLOCATION – Fiscal year ended December 31, 2024

1. Inform net income for the fiscal year

Net income for the year was R$31,592,399,972.82.

2. Inform overall amount and the value per share of dividends, including prepaid dividends and interest on stockholders' equity already reported

The amount of dividends and interest on equity for the year was R$20,305,105,600.00, representing R$4.756176364 per share of special class preference shares and per share of common shares outstanding.

3. Inform net income percentage for the distributed fiscal year

64.27% of net income for 2024 fiscal year.

4. Inform overall amount and value per share of dividends distributed based on income from previous fiscal years

In 2024, there was no profit distribution from prior years.

5. Inform compensation for the fiscal year 2024, less advanced dividends and interest on the stockholder's equity already declared.

On February 19, 2025, the Board of Directors approved the dividends to shareholders in the total amount of R$9,142,947,200.00.

There is no proposal to approve dividends or interest on equity at the Annual General Meeting.

a. The gross amount of dividends and interest over stockholders' capital, separately, per share of each type and class

Remuneration to Shareholders

	Resolution date by Board of Directors	Data of payment	Date of payment	amoubt in R$
Dividends	02.19.2025	03.14.2025	2.141847479	9,142,947,200.00

b. The payment form and term for dividends and interest over stockholders' capital

The dividend declared on February 19 will be paid in full on March 14, 2025.

c. Eventual incidence of update and shares on dividends and interest over stockholders' equity

Not applicable.

d. Declaration date for payment of dividends and interest on stockholders' equity considered for identification of shareholders which will be entitled to receipt

All shareholders holding shares issued by Vale at the close of business of B3 S.A. – Brasil, Bolsa, Balcão ("B3") on March 07, 2025 ("cut-off date B3") and all holders of American Depositary Receipts ("ADRs") issued by Vale at the close of business in New York Stock Exchange ("NYSE") on March 10, 2025 ("Record Data NYSE") shall be entitled to the full compensation mentioned. Thus, Vale's shares and ADRs will be traded ex-rights at B3 and NYSE

6. In case of statement of dividends or interest on equity based on profits calculated on half-yearly balance sheets or shorter periods.
a. Inform the amount of dividends or interest over stockholders' capital already reported
b. Inform the dates of respective payments

Remuneration to Shareholders

	Resolution date by Board of Directors	Data of payment	Value per share ON and PN in R$ (with tax)	amoubt in R$ (with tax)
Interest on equity	07.25.2024	09.04.2024	2.093798142	8,940,158,400.00
Interest on equity	11.28.2024	03.14.2025	0.520530743	2,222,000,000.00
Total			**2.614328885**	**11,162,158,400.00**

7. Provide comparison table indicating the following amounts per share of each type and class:
a. Basic earnings for the fiscal year and 3 (three) previous years

	2024	2023	2022	2021
Basic erning per preferred shares (PN share)	R$ 7.39	R$ 9.15	R$ 20.67	R$ 24.18
Basic erning per commom shares (ON share)	R$ 7.39	R$ 9.15	R$ 20.67	R$ 24.18

b. Dividends and interest over stockholders' capital distributed in the last 3 (three) previous exercises

	2023	2022	2021
Dividends per preferred and commom shares	R$ 4.304439183	R$ 3.860326470	R$ 14.106166095
Interest on equity per preferred (gross value with tax) an commom shares	R$ 2.682779750	R$ 1.831388917	-

8. In case of allocation of income to the statutory reserve
a. Identify amount allocated to the statutory reserves

In December 2022, the legal reserve reached the limit of 20% of the share capital, for which reason there is no amount of income earmarked for the legal reserve, in accordance with the heading of article 193 of law 6.404.

b. Breakdown the legal reserve calculation form

As mentioned in item "a", the legal reserve reached the limit of 20% of the share capital.

9. If the company has preferred shares entitled to fixed or minimum dividends
a. Describe the calculation forms of fixed or minimum dividends

As per Article 5, §5 of the Articles of Incorporation, the holder of the golden shares shall be entitled to take part in the dividends to be distributed calculated in the form of Chapter VII, according to the following criterion: a) priority in receiving dividends mentioned in §5 corresponding to (i) at least 3% (three percent) of the equity value of the share, calculated based on the financial statements that were used as reference for the payment of the dividends or (ii) 6% (six percent) calculated on the portion of the capital constituted by that share class, whichever is greater; b) the right to participate in distributed profits, under equal conditions with the common shares, after having secured a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.

b. Inform if net income for the year is sufficient for full payment of fixed or minimum dividends.

The net income for the year is sufficient for full payment of fixed or minimum dividends.

c. Identify if eventual unpaid share is cumulative

Not applicable.

d. Identify the global amount of fixed or minimum dividends to be paid to each preferred share class

On December 31, 2024, the reference value for the minimum annual dividend of the preferred golden shares, taking as a basis (a) 6% over the portion of the capital composed of such preferred shares, is R$10.61; or (b) R$18.38 over 3% of the net equity of the preferred golden share.

e. Identify fixed or minimum dividends to be paid per preferred share of each class

The reference value for the minimum annual dividend for the preferred shares of the Special Class is R$0.884400000 per preferred share of the Special Class, corresponding to 6% of the portion of the capital represented by such share; or R$1.531613618 per preferred share of the Special Class, corresponding to 3% of the net equity of the share, whichever is greater. Therefore, as a result of the distributions mentioned in item 6 above, the holder of the Special Preferred Shares has already

been entitled to the mandatory minimum dividend for 2024, which is higher than the reference value indicated here.

10. Regarding mandatory dividends
a. Describe the calculation form provided in the bylaws

Pursuant to article 39 of the Articles of Incorporation, after the legal reserve has been formed, the allocation of the remaining portion of the net income determined at the end of each fiscal year (which will coincide with the calendar year) will, upon Management's proposal, be submitted to the resolution of the Shareholders' Meeting, being certain that the amount, paid or credited, as interest on the stockholders' equity (JCP), as provided in article 9, paragraph 7 of Law No. 9,249 of December 26, 1995 and the relevant legislation and regulation, may be attributed to the mandatory dividend and the minimum annual dividend for preferred golden shares, such amount integrating the amount of dividends distributed by the company for all legal purposes. At least 25% of the annual net profits, adjusted according to the legislation, will be used to pay dividends.

b. Inform if it is being paid in full

As described in item 6, the Board of Directors has decided to pay an amount higher than the minimum mandatory dividend in 2024.

c. Inform the amount eventually withheld

Not applicable.

11. In case of withholding of mandatory dividends due to company's financial situation

Not applicable.

12. In case of allocation of results for contingency reserves

Not applicable.

13. In case of allocation of results for unrealized revenue reserves

Not applicable.

14. In case of allocation of results for statutory reserves
a. Describe statutory clauses which established the reserve

Pursuant to Article 40, item II of the Bylaws, the proposal for the distribution of net income must take into account the establishment of an investment reserve to ensure the maintenance and development of the principal activities that constitute the corporate purpose of the Company, in an amount not exceeding 50% (fifty percent) of the distributable net income up to the maximum limit of the Company's share capital.

b. Identify amount allocated to the reserve

The amount allocated to the Investment Reserve is R$9,277,851,891.42.

c. Describe how the amount was calculated

The amount was calculated based on studies that show the future cash generation of the Company, considering that it ensures the needs for maintenance and the development of its core activities, after allocating the dividends specified in the shareholder remuneration policy. In this year, following these analyses, the determination of the amount of R$9,277,851,891.42 represents 31,36% of the distributable net income for the period, within the established limit for the creation of this statutory reserve.

15. In case of withheld earnings stipulated in capital budget

Not applicable.

16. In case of allocation of income to the tax incentive reserve

The amount allocated to the Tax Incentive Reserve is R$2,009,442,481.40 relates to the Amazon Development Superintendency ("SUDAM") as follows: (a) R$1,849,699,447.30 reducing income tax for the base year of 2024, (b) R$ R$159,743,034.10 as a reinvestment for the base year of 2024.

b. Explain the nature of destination

SUDAM is a Brazilian federal body, with the institutional mission of promoting inclusive and sustainable development in the Estate of Amazon, through planning, coordination, and promotion, contributing to the regional equity.

Vale has a tax incentive from SUDAM in accordance with the Constitutive Reports nº 108/2018 and nº 122/2024 relating to the extraction of iron ore in Pará.

Vale also has reinvestment incentive in relation to its income tax, which allows using part of the corporate income tax to acquire new equipment for its operations located under any SUDAM area.

The condition for receiving the tax incentive, as stated in article 523 of the current Income Tax Regulation, the amount of income tax that has not been paid cannot be distributed to shareholders, and so, it must be allocated to a reserve that can only be used to increase capital stock or against future losses.

Exhibit III

Information about the candidates, according to items 7.3 to 7.6 of the Reference Form.

Information about the Board nominees, according to the Report issued by the Nomination and Governance Committee.

Name: Anelise Quintão Lara
CPF: 471.911.476-87
Profession: Engineer
Date of birth: 24/05/1961

Position(s): Candidate for the position of Independent Member of the Board of Directors of Vale.
Main Professional Experiences of the Last 5 Years: (i) Executive Director of Refining and Natural Gas at Petróleo Brasileiro S.A. – Petrobras (from March/2019 to January/2021), where they also held the positions of Head of M&A (from 2016 to 2019), Executive Manager of Libra (from 2013 to 2016), Project Development Manager for Pre-Salt (from 2011 to 2013), and Subsurface Manager in Pre-Salt Projects (from 2010 to 2011); (ii) Member of the Board of Directors and Chairman of the Board of Directors (from March/2019 to March/2021) of IBP (Brazilian Institute of Petroleum and Gas). Additionally, they are a (iii) Member of the Board of Directors (since May/2023) and Member of the Strategy Committee of Total Energies; (iv) Member of the Board of Directors of Trident Energy (non-listed company) (since April/2022); (v) Member of the Board of Directors of Acelen (non-listed company) (since March/2022); (vi) Member of the Advisory Board of Grupo Ultra (Ultrapar) (since September/2022); (vii) Principal Managing Partner of Alara Engenharia (since 2021); (viii) Chair of the Rio Oil, Gas & Energy 2024 Conference and Exhibition (volunteer work); and (ix) Member of the Board of WILL (Women Leadership in Latin America) (volunteer work).
Education: Bachelor's degree in Chemical Engineering from the Federal University of Minas Gerais – UFMG in 1983, Master's degree in Petroleum and Gas Engineering from the Federal University of Ouro Preto in 1986, PhD in Earth Sciences from Université Pierre et Marie Curie (Paris 6) in 1994, MBA (Master of Business Administration) in Strategic Management from COPPEAD – UFRJ in 2010, ESG Competent Board Program course from Competent Boards in 2021.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Independent Member of the Board of Directors
Description of other position/role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	30/04/2025
Statements:	

Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared that they held the position of Director of Refining and Natural Gas at Petróleo Brasileiro S.A. – Petrobras until January/2021.
Independence criteria	Is a candidate for the position of independent member of the Board of Directors according to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and § 4 of Article 11 of Vale›s Bylaws.

Name: André Viana Madeira
CPF:076.512.086-09
Profession: Specialised Mechanic
Date of birth: 04/07/1985

Position(s): Full member of the Board of Directors elected by the employees of Vale (a position they have held since April/2023), where he also hold the position of Member of the Sustainability Committee (since May/2023).
Main Professional Experiences of the Last 5 Years: (i) Alternate Member of the Board of Directors of Vale (from May/2021 to April/2023), Member of the Innovation Committee (from May/2022 to April/2023), Member of the Operational Excellence and Risk Committee (from May/2021 to December/2022) of Vale; and (ii) Member of the Deliberative Council of PASA/AMS (from 2022 to 2024).
Education: Bachelor's degree in Law from the Centro de Ensino Superior of Itabira in 2009, Bachelor's degree in Theology from the Permanent Biblical School Zion – EBPS in 2006.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Member of the Board of Directors
Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	28/04/2023
Statements:	

Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared (i) having been a parliamentarian – Councilor in Itabira, in the state of Minas Gerais, between the years 2017 and 2020; and (ii) holding the position of President of the Metabase Itabira and Region Union.
Independence criteria	Is not an independent member of the Board of Directors.

Name: Daniel André Stieler
CPF: 391.145.110-53
Profession: Accountant
Date of birth: 14/03/1965

Position(s): Chairperson (position held since April/2023) and Member (since November/2021) of the Board of Directors of Vale, where they also hold the positions of Coordinator (since May/2023) and member (since December/2022) of the Nomination and Governance Committee and Member of the Capital Allocation and Projects Committee (since May/2023).
Main Professional Experiences of the Last 5 Years: (i) Coordinator of the Capital Allocation and Projects Committee (December/2022 to April/2023), Member (November/2021 to May/2022), and Coordinator of the Financial Committee (May/2022 to December/2022) and Member of the Nomination Committee (January/2022 to April/2022 and May/2022 to December/2022) of Vale; (ii) Member of the Fiscal Council of Braskem (since April/2024); (iii) President of the Pension Fund for Employees of Banco do Brasil – PREVI (June/2021 to February/2023); (iv) Member of the Deliberative Council of the Brazilian Association of Closed Supplementary Pension Entities – ABRAPP (July/2021 to March/2023); (v) Member of the Board of Directors of Tupy S.A. (April/2022 to April/2023); (vi) Member of the Board of Directors of Alelo S.A. (April/2020 to April/2022); (vii) Member of the Board of Directors of Livelo S.A. (April/2020 to October/2021); (viii) Superintendent Director (January/2021 to June/2021), President of the Deliberative Council (July/2020 to January/2021) and Member of the Fiscal Council (June/2016 to July/2020) of Economus Social Security Institute; (ix) Member of the Deliberative Council of the Corporate University of Supplementary Pension – UniAbraap (February/2021 to June/2021); (x) Statutory Director of Controllership at Banco do Brasil S.A. (July/2019 to January/2021); (xi) Member of the Fiscal Council of Eternit S.A. (March/2023 to March/2024).
Education: Bachelor's degree in Accounting from the Federal University of Santa Maria – UFSM in 1989, completed postgraduate studies in Financial Administration at Fundação Getúlio Vargas – FGV in 1998, MBA in Auditing at Fundação Getúlio Vargas – FGV in 2000, and MBA in Accounting at the Institute of Accounting, Actuarial and Financial Research - FIPECAFI in 2003. Holds a certificate from ICSS, with an emphasis on administration, and a certificate from IBGC, for fiscal council member.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Chairperson of the Board of Directors

Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	25/11/2021
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared having held a statutory position from 2019 to 2021 at Banco do Brasil S.A.
Independence criteria	Is not an independent member of the Board of Directors.

Name: Fernando Jorge Buso Gomes
CPF: 370.624.177-34
Profession: Banker
Date of birth: 06/06/1956

Position(s): Member of the Board of Directors of Vale (position held since April 2015), where also holds the position of Member of the Capital Allocation and Projects Committee (since December 2022).
Main Professional Experiences of the Last 5 Years: (i) Member of the Innovation Committee (May 2023 to April 2024), Vice- Chairperson of the Board of Directors (January 2017 to April 2023), Coordinator (May 2019 to April 2021) and Member (May 2021 to December 2022) of the People, Remuneration, and Governance Committee, Member of the People and Remuneration Committee (December 2022 to April 2023), Coordinator of the People and Governance Committee (May 2019 to April 2021), Coordinator of the Financial Committee (December 2019 to April 2021 and November 2021 to May 2022), Member and Coordinator of the People Committee (November 2017 to April 2021) at Vale; (ii) CEO (since April 2015), Investor Relations Director (since April 2015), Member of the Board of Directors (April 2022 to May 2023), Vice-Chairperson of the Board of Directors (April 2018 to October 2019) and Chairperson of the Board of Directors (October 2019 to April 2020) at Bradespar S.A. Additionally, has over 40 years of experience in planning complex financial strategies, mergers and acquisitions, capital markets, shareholder and stakeholder relations, team formation and management, Board of Directors performance, and business strategy, in Brazilian and international companies.
Education: Bachelor's degree in Business Administration from Fundação Getúlio Vargas – FGV in 1973, MBA (Master of Business Administration) from the International Institute for Management Development – IMD in 1977.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM

Position	Member of the Board of Directors
Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	17/04/2015
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared not to be a politically exposed person.
Independence criteria	Is not an independent member of the Board of Directors.

Name: Franklin Lee Feder
CPF: 668.181.508-10
Profession: Business Administrator
Date of birth: 23/03/1951

Position(s): Candidate for the position of Independent Member of the Board of Directors.
Main Professional Experiences of the Last 5 Years: i) Member of the Advisory Board of Prada Assessoria (since 2021); (ii) Member of the Board of Directors of Prumo Logística S.A. (since 2019); (iii) Member of the Board of Directors of Minerals Technologies Inc. (since 2017); (iv) Member of the Board of Directors of CBA – Companhia Brasileira do Alumínio (since 2017); (v) Member of the Advisory Board of Sitawi – Finanças para o Bem (since 2016); (vi) Member of the Advisory Board of the Forum of Companies & LGBTQi Rights (since 2013); (vii) Member of the Assembly of Representatives of WRI/Brazil (World Resources Institute) (since 2013); (viii) Member of the Board of Trustees of the Ethos Institute (since 2010); (ix) Member of the Board of Directors of AES Brasil Energia S.A. (from 2017 to 2024); (x) Member of the Board of PACCAR Inc. (from April/2018 to August/2024); (xi) Member of the Board of Directors of InterCement (from 2017 to 2020); (xii) Member of the Board of Directors of WRI Brazil (from 2013 to 2020); and (xiii) Member of the Board of Directors of Loma Negra (from 2018 to 2020). Additionally, they have a solid career built in strategic consulting and a long and successful trajectory in leadership at Alcoa, where they worked for 24 years, 10 of which were as CEO for the entire Latin America and Caribbean region. During their tenure at Alcoa, they held senior positions in the financial area and were responsible for monitoring capital projects, raising funds, and defining and controlling budgets for the entire organization. They managed a heavy asset organization, operating in several countries and sectors, with about 8,000 employees under their leadership. During the 10 years they were in the CEO position, Alcoa significantly expanded its operations.
Education: Bachelor's degree in Business Administration from Fundação Getúlio Vargas – FGV in 1973, MBA (Master of Business Administration) from the International Institute for Management Development – IMD in 1977.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Independent Member of the Board of Directors
Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	30/04/2025
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared not to be a politically exposed person.

Independence criteria	Is a candidate for the position of independent member of the Board of Directors according to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and § 4 of Article 11 of Vale's Bylaws.

Name: Heloisa Belotti Bedicks
CPF: 048.601.198-43
Profession: Economist and Accountant
Date of birth: 25/08/1960

Position(s): Independent Member of the Board of Directors of Vale (position held since November/2024), where they also hold the positions of Member of the Audit and Risks Committee (since November/2024) and Member of the Sustainability Committee (since November/2024).
Main Professional Experiences of the Last 5 Years: (i) Full Member of the Fiscal Council of Vale (from April/2022 to September/2024); (ii) Member of the Fiscal Council of TIM Brasil S.A. (since March/2024); (iii) Member of the Audit Committee of Gasmig (since August/2023); (iv) Member of the Board of Directors of Grupo MAPFRE SA (since February/2021); (v) Member of the Audit Committee of Brasilseg (since September/2020); (vi) Member of the Audit Committee of Nuclea (from 2023 to June/2024); (vii) Member of the Board of Directors (from April/2020 to January/2023) and Member of Advisory Committees to the Board (from April/2020 to March/2023) of the National Bank for Economic and Social Development – BNDES; (viii) Member of the Fiscal Council of Braskem (from May/2020 to April/2022); (ix) Volunteer Member of the Fiscal Council of Fundação Boticário (since April/2020); (x) Volunteer Member of the Brazil Network of the UN Global Compact (since June/2021); (xi) Volunteer Deliberative Counselor of Open Doors Mission (since November/2016); (xii) General Director of the Brazilian Institute of Corporate Governance – IBGC (from April/2001 to January/2020).
Education: Bachelor's degree in Economics from the State University of Campinas – Unicamp in 1983 and in Accounting from the Pontifical Catholic University – PUC in 1985, MBA (Master of Business Administration) from Faculdade Salesianas Dom Bosco in 1996, Specialization in Corporate Governance from Yale University in 2003, Specialization in Board of Directors from Chicago University in 2007, Master's degree in Business Administration from Mackenzie University in 2008.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Independent Member of the Board of Directors
Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	14/11/2024
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.

Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared not to be a politically exposed person.
Independence criteria	Is an independent member of the Board of Directors according to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and § 4 of Article 11 of Vale's Bylaws.

Name: João Luiz Fukunaga
CPF: 324.445.148-90
Profession: Banker
Date of birth: 07/11/1983

Position(s): Is a Member of the Board of Directors of Vale (position held since April/2023), where they also hold the positions of Coordinator of the People and Remuneration Committee (since May/2023) and Member of the Sustainability Committee (since May/2023).
Main Professional Experiences of the Last 5 Years: (i) President of PREVI – Pension Fund for Employees of Banco do Brasil (since February/2023); (ii) Director, Secretary of Organization and Administrative Support, and Union Auditor (from 2012 to February/2023) of the Bank Workers' Union of São Paulo. Additionally, they began their career as a teacher, having also worked as a researcher and produced various academic works in the field of education. They have been a career employee at Banco do Brasil since 2008.
Education: Bachelor's degree in History from the Pontifical Catholic University - PUC-SP in 2007; Master's degree in Social History from the Pontifical Catholic University - PUC-SP in 2009.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Member of the Board of Directors
Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	28/04/2023
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.

Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	Declared that they have held the position of President of PREVI since February/2023. PREVI – Pension Fund for Employees of Banco do Brasil, which holds a stake in Vale.
Politically Exposed Person	Declared not to be a politically exposed person.
Independence criteria	Is not an independent member of the Board of Directors.

Name: Manuel Lino Silva de Sousa Oliveira
CPF: 717.221.071-97
Profession: Economist
Date of birth: 03/03/1952

Position(s): Independent Member of the Board of Directors of Vale (position held since August/2021), where they also hold the positions of Lead Independent Director (LID) (since June/2023), Coordinator of the Audit and Risks Committee (since July/2024), having served as a Member since December/2022, and as Coordinator from December/2022 to June/2023.
Main Professional Experiences of the Last 5 Years: (i) Member of the Capital Allocation and Projects Committee (from April/2024 to November/2024), Coordinator of the Audit Committee (from August/2021 to December/2022), Member of the Nomination and Governance Committee (from December/2022 to April/2023), Member of the Nomination Committee (from May/2022 to December/2022), and Member of the People, Remuneration and Governance Committee (from August/2021 to May/2022) of Vale; (ii) Member (from May/2022 to December/2024) and Chairperson (from June/2022 to December/2024) of the Board of Directors of Jubilee Metals Group PLC; (iii) Senior Independent Member of the Board of Directors of Polymetal International PLC (from April/2018 to March/2022); (iv) Senior Independent Member of the Board of Directors of Antofagasta PLC (from October/2011 to August/2021); (v) Independent Member of the Board of Directors of Blackrock World Mining Investment Trust PLC (from February/2020 to July/2021); and (vi) Member of the Board of Directors of Vale Base Metals (since January/2025). Additionally, they are an executive with over 45 years of experience in corporate finance and strategy, primarily in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil. Recognized as an independent advisor, having served on various international industrial boards. They have experience in institutional relations, finance, and mining.
Education: Bachelor's degree in Accounting and Business Economics from the University of Natal-Durban, South Africa, in 1973; Postgraduate degree in Tax Accounting from the University of Natal-Durban, South Africa, in 1975; Specializations in Accounting (Chartered Accountant) by the South Africa Institute of Chartered Accountants in 1978, Specialization in Accounting and Management by the UK Institute of Chartered Management Accountants in 1988.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Independent Member of the Board of Directors
Description of other position/ role	Lead Independent Director
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No

Start date of first mandate	01/08/2021
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared not to be a politically exposed person.
Independence criteria	Is an independent member of the Board of Directors according to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and § 4 of Article 11 of Vale's Bylaws.

Name: Marcelo Gasparino da Silva
CPF: 807.383.469-34
Profession: Lawyer
Date of birth: 13/02/1971

Position(s): Independent Vice-Chairperson of the Board of Directors of Vale (position held since April/2023) and Independent Member (since April/2020), where they also hold the positions of Member of the Nomination and Governance Committee (since December/2022) and Member of the People and Remuneration Committee (since April/2024).
Main Professional Experiences of the Last 5 Years: (i) Member of the Capital Allocation and Projects Committee (May/2023 to April/2024), Coordinator (May/2021 to April/2023) and Member (June/2020 to April/2021) of the Sustainability Committee, Member of the Nomination Committee (May/2022 to December/2022), Member of the Operational Excellence and Risks Committee (May/2021 to May/2022), and Alternate Member of the Board of Directors (May/2019 to April/2020) of Vale; (ii) Member of the Board of Directors of Banco do Brasil (since April/2023), where they are a member of the Statutory Audit Committee and the People, Remuneration and Eligibility Committee; (iii) Member of the Board of Directors (April/2020 to March/2025) and Member of the Fiscal Council (May/2019 to April/2021) of Petróleo Brasileiro S.A. - Petrobras, where they were President of the Statutory Committees of Health, Safety and Environment, and the Minority Committee, as well as a Member of the following statutory committees: Audit Committee of Petrobras Group companies, Investment Committee, and People Committee; (iv) Member of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobrás (since August/2022), where they are also Coordinator of the Sustainability Committee (since June/2024) and were Vice President of the Statutory Committee of Strategy, Governance and Sustainability (August/2022 to June/2024); (v) President of the Board of Directors of Eternit S.A. (April/2017 to March/2023); (vi) Member of the Board of Directors of Companhia Energética de Minas Gerais – CEMIG (April/2016 to July/2022); (vii) Professor at Fundação ENA – School of Government for certification of administrators of state-owned companies and mixed-capital companies; (viii) Member of the Board of Directors of Kepler Weber (April/2017 to April/2020); (ix) Member of the Board of Directors of CASAN (April/2019 to February/2020); and (x) Member of the Board of Directors of GASMIG (April/2020 to April/2021).
Education: Bachelor's degree in Law from the Federal University of Santa Catarina in 1995; Postgraduate degree in Business Tax Administration from Fundação ESAG – ÚNICA in 2000. They have executive training in mergers and acquisitions at London Business School and at CEO FGV (IBE/FGV/IDE). They are a Certified Board Member by Experience (CCA+) by the Brazilian Institute of Corporate Governance – IBGC since 2010.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Independent Vice-Chairman of the Board of Directors
Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	30/04/2020
Statements	
Convictions: :	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.

Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared that they held the positions of Member of the Board of Directors (April/2020 to March/2025) and Member of the Fiscal Council (May/2019 to April/2021) at Petrobras, Member of the Board of Directors of Banco do Brasil (since April/2023), and Member of the Board of Directors at CEMIG (April/2016 to July/2022).
Independence criteria	Is an independent member of the Board of Directors according to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and § 4 of Article 11 of Vale's Bylaws.

Name: Rachel de Oliveira Maia
CPF: 143.363.438-45
Professiom: Accountant
Date of birth: 30/01/1971

Position(s): Independent Member of the Board of Directors of Vale (position held since May/2021), where they also hold the positions of Coordinator of the Sustainability Committee (since May/2023) and Member of the Nomination and Governance Committee (since April/2024).
Main Professional Experiences of the Last 5 Years: (i) Independent Member of the Board of Directors of Companhia Brasileira de Distribuição - Grupo Pão de Açúcar (since April/2024); (ii) Founder of the non-profit organization CAPACITA-ME (since December/2018); (iii) Founder and CEO of RM Consulting, focusing on the S of ESG and Leadership (since April/2018); (iv) Independent Member of the Board of Directors (from May/2021 to April/2023), Member of the Sustainability Committee (from December/2021 to June/2023), Member of the People, Remuneration and Eligibility Committee (since August/2023), and Member of the Audit Committee (since September/2021) of Banco do Brasil; (v) President of the Board of Directors of the UN Global Compact Brazil and Ambassador of SDG5 (gender equality) (since April/2023); (vi) Independent Member of the Board of Directors of CVC Corp (from March/2021 to August/2023); (vii) Independent Member of the Board of Directors of Grupo Soma (from December/2020 to May/2022); (viii) Diversity and Inclusion Advisor at Carrefour (from November/2020 to November/2021); (ix) Member of the Women of Brazil Group (since 2020); (x) Member of the Economic and Social Committee of the Development Council (since 2018); (xi) Administrative Consultant at SumUp (from December/2020 to December/2021); (xii) President of the Advisory Board of UNICEF (from October/2019 to September/2021); (xiii) Member of the General Council of the Danish Consulate (from April/2014 to November/2020); (xiv) Member of the Danish Chamber of Commerce (from April/2014 to November/2020); and (xv) CEO of Lacoste S.A. (Brazil) (from October/2018 to September/2020). Additionally, in October/2024, they received the title of Doctor Honoris Causa from Estácio de Sá University for their leadership, performance, and commitment to promoting significant societal transformation, inclusion, diversity, and social responsibility.
Education: Bachelor's degree in Accounting from Centro Universitário FMU in 1996, General Management Training at the University of Victoria, Canada in 2001, MBA (Master of Business Administration) from FIA - Fundação Instituto de Administração in 2007, Negotiation and Leadership from the Executive Education Program at Harvard Business School in 2014, MBA (Master of Business Administration) from Fundação Getúlio Vargas – FGV in 2018, Advanced Program for CEOs, Directors and Presidents at Sant' Paul SEER in 2021.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM

Position	Independent Member of the Board of Directors
Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	03/05/2021
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared not to be a politically exposed person and informed the position of Member of the Independent Audit Committee at Banco do Brasil.
Independence criteria	Is an independent member of the Board of Directors according to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and § 4 of Article 11 of Vale's Bylaws.

Name: Reinaldo Duarte Castanheira Filho
CPF: 747.433.256-68
Profession:Economist
Date of birth: 27/12/1969

Position(s): Independent Member of the Board of Directors of Vale (position held since November/2024), where they also hold the positions of Member of the Capital Allocation and Projects Committee (since November/2024) and Member of the Audit and Risks Committee (since November/2024).
Main Professional Experiences of the Last 5 Years: (i) Managing Partner of Heritage Holding (since March/2013), a consultancy, advisory, and proprietary resource management firm for investment; and (ii) Independent Member of the Mining Committee of Grupo Maringá (since March/2022), a company operating in the sugar-energy and steel sectors.
Education: Bachelor's degree in Economics from Pontifical Catholic University – PUC of Minas Gerais in 1992.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Independent Member of the Board of Directors

Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	14/11/2024
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared not to be a politically exposed person.
Independence criteria	Is an independent member of the Board of Directors according to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and § 4 of Article 11 of Vale's Bylaws.

Name: Shunji Komai
CPF: 057.477.947-79
Profession: Bachelor of Arts (foreign language)
Date of birth: 26/10/1971

Position(s): Member of the Board of Directors of Vale (position held since April/2023), where they also hold the positions of Member of the People and Remuneration Committee (since May/2023) and Member of the Capital Allocation and Projects Committee (since April/2024).
Main Professional Experiences of the Last 5 Years: (i) Member of the Innovation Committee (May/2023 to April/2024) of Vale; (ii) Vice-President of Mitsui & CO. (Brazil) S.A. (since February/2023); (iii) Senior Director of Vale Business (since February/2023), Acting General Manager, New Metals and Aluminum (from July/2021 to October/2021) and General Manager, Brazil Business Department, Iron Ore Division (from April/2017 to August/2020) of Mitsui & CO. LTD.; (iv) CEO and President of Mitsui & CO. Mineral Resources Development (Asia) (from November/2021 to January/2023).
Education: Bachelor's degree in Arts, Foreign Languages from Dokkyo University, Japan in 1994.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Member of the Board of Directors

Description of other position/ role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	28/04/2023
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared not to be a politically exposed person.
Independence criteria	Is not an independent member of the Board of Directors.

Name: Wilfred Theodoor Bruijn
CPF: 863.590.107-04
Profession: Mathematician
Date of birth: 13/09/1964

Position(s): Candidate for Independent Member of the Board of Directors.
Has extensive experience in the mining sector and in C-Level positions. In the first 20 years of his career, worked in financial positions, reaching the position of CFO of Minerações Brasileiras Reunidas (MBR). Also served as CEO of Mineração Usiminas (MUSA) from 2009 to 2018, and as Director of Iron Ore Expansion Projects at Vale S.A. from 2007 to 2009, coordinating a team responsible for implementing various capital projects in several regions of Brazil, with a portfolio exceeding US$ 5 billion. Was part of the integration team for Vale's acquisition of MBR.
Main Professional Experiences of the Last 5 Years: (i) Honorary Consul of the Kingdom of the Netherlands for the State of Minas Gerais (since 2017); (ii) Chairperson (June/2021 to December/2023) and Member of the Board of Directors (January/2019 to December/2023) of IBRAM (Brazilian Mining Institute); (iii) Chairperson of the Board of Directors of Ferroport (2019 to 2023); and (iv) CEO of Anglo American Brazil (2019 to 2023).
Education: Bachelor's degree in Mathematics from Manhattanville University in 1985, and an MBA in Finance from IBMEC - Brazilian Institute of Capital Markets, completed in 1993.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Independent Member of the Board of Directors

Description of other position/role	N/A
Tenure date	Until 30/05/2025
Elected by the controlling shareholder	No
Start date of first mandate	30/04/2025
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Mr. Bill has declared that, since 2017, he has been the Honorary Consul of the Netherlands for the state of Minas Gerais. It is an unpaid activity, aimed at supporting Dutch citizens in case of need and/or emergencies. His current term will end in 2027.
Independence criteria	Is a candidate for the position of independent member of the Board of Directors according to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and § 4 of Article 11 of Vale›s Bylaws.

Name: Wagner Vasconcelos Xavier
CPF: 094.690.887-78
Profession: Yard Machinist
Date of birth: 20/01/1983

Position(s): Alternate Member of the Board of Directors elected by the Vale's employees (a position held since May 2023), where also holds the position of Member of the Sustainability Committee (since November 2024).
Main Professional Experiences of the Last 5 Years: (i) Member of the Innovation Committee (May 2023 to April 2024) at Vale; and (ii) President of SINDFER (since January 2020).
Education: Incomplete Bachelor's degree in Administration from Estácio de Sá.

Management Bodies:	
Management body	Board of Directors
Investiture date	30/04/2025
Term of office	Until the 2027 AGM
Position	Alternate member of the Board of Directors
Description of other position/role	N/A
Tenure date	Until 30/05/2025

Elected by the controlling shareholder	No
Start date of first mandate	28/04/2023
Statements	
Convictions	Declared that, in the last 5 years, they have not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding by the Securities and Exchange Commission of Brazil ("CVM"), the Central Bank of Brazil ("BACEN") or the Superintendence of Private Insurance ("SUSEP"); or (iii) any final conviction, in the judicial sphere or subject to a final administrative decision, that has suspended or disqualified them from practicing any professional or commercial activity.
Family relations	Declared that there is no marital relationship, stable union, or kinship up to the second degree between them and (i) the other administrators of Vale; (ii) the administrators of subsidiaries, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the administrators of the direct and indirect controlling companies of Vale.
Subordination, service, or control relationships	N/A
Politically Exposed Person	Declared not to be a politically exposed person.
Independence criteria	Is not an independent member of the Board of Directors.

7.6. Subordination, service provision, or control relationships between administrators and subsidiaries, controllers, and others, in the last 3 fiscal years

Identification	CPF/CNPJ	Type of relationship between the Director and the related person	Type of related person
Position	**Passport**	**Nationality**	
Fiscal Years ending on 31/12/2023 and 31/12/2024.			
Administrator of the issuer			
João Luiz Fukunaga	324.445.148-90	Subordination	Creditor
Member of the Board of Directors, Coordinator of the People and Remuneration Committee and Member of the Sustainability Committee	N/A	Brazilian - Brazil	
Related person			
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.	33.754.482/0001-24		
President of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	N/A	Brazilian - Brazil	
Note Mr. João Luiz Fukunaga has held the position of President of the Pension Fund for Employees of Banco do Brasil – PREVI since February 2023. PREVI – Pension Fund for Employees of Banco do Brasil has a stake in Vale			

Identification	CPF/CNPJ	Type of relationship between the Director and the related person	Type of related person
Position	**Passport**	**Nationality**	
Fiscal Years ending on 31/12/2022 and 31/12/2023			
Administrator of the issuer			
Daniel André Stieler	391.145.110-53	Subordination	Creditor
Member of the Board of Directors, Coordinator of the Nomination and Governance Committee, and Member of the Capital Allocation and Projects Committee.	N/A	Brazilian - Brazil	
Related person			
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.	33.754.482/0001-24		
President of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	N/A	Brazilian - Brazil	
Note Mr. Daniel André Stieler held the position of President of the Pension Fund for Employees of Banco do Brasil – PREVI from June 2021 to February 2023. The Pension Fund for Employees of Banco do Brasil – PREVI holds a stake in the Company.			

Candidates Nominated to the Fiscal Council by the Company's Shareholders

The Company presents below the letters and information received from shareholders for nominations of candidates for full and alternate members of the Fiscal Council. The information is reproduced as it was received by the Company. Some items are reproduced with a free translation, as the Company did not receive an English version.

FREE TRANSLATION – A translated version was not provided by the shareholders to the Company.

Candidates appointed by Previ on February 25, 2025:

Rio de Janeiro, February 25, 2025.

To VALE S.A

A/C Executive Vice-Presidency of Finance and Investor Relations

Ref.: 2025 Annual General Meeting – Member's nomination for the Fiscal Council

Dears,

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, under the condition of Vale S. A's shareholder indicates the following members to compose the Fiscal Council in the election that will be held at the 2025 Annual General Meeting:

Full Member – Márcio de Souza (reappointment)

Graduated in Laws by *Universidade Católica de Petrópolis*, he has an MBA in Project Management from FGV. Employee of Banco do Brasil since 1981 and Management Officer at Previ, elected by the associates, since 2018, where he is responsible for the areas of support, people, IT, accounting, financial control, processes and controllership. Currently, he is a Board Member of *Neoenergia*, President of the Fiscal Council of Vale and President of the Deliberative Council of the Brazilian Association of Closed Entities of Complementary Pension Plans (ABRAPP).

Alternate Member – Alessandra Eloy Gadelha

Graduated in Chemical Engineering from the *Universidade Federal do Rio de Janeiro* (UFRJ), with a master's in administration (MBA) from the Rensselaer Polytechnic Institute, in the USA. Currently, she is Vice-President of the Board of Directors of IBRI – Brazilian Institute of Investor Relations, member of the Fiscal Council of the *Instituto da Providência*, and President of the Advisory Board of the *Instituto Cultura Urbana*.

Additionally, we request that the Company include the names of the candidates in the Distance Voting Ballot and in the Proposal/Proxy Statement of the Meeting.

Regards,

Márcio Antônio Chiumento

Investment Director

CVM RESOLUTION No 80, dated March 29, 2022

ANNEX C

Reference Form Content

7.3. For each of the issuer's administration and fiscal council members, indicate, in table form:

a. name	Márcio de Souza
b. date of birth	05/06/1966
c. profession	Banking
d. CPF or Passport number	844.274.347-20
e. elected office held	Fiscal Council
f. election date	
g. investiture Date	
h. term of office	1 year
i. got elected by the controller or not	No
J. whether is an independent member according to the specific applicable regulations • **Item j as amended by CVM Resolution No. 168, dated September 20, 2022**	Sim
k. If the administrator or fiscal council member has been serving consecutive terms, start date of the first of such terms	05/02/2023
l. main professional experiences over the past 5 years, highlighting, if applicable, positions and roles held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer.	Management Officer at *Caixa de Previdência dos Funcionários do Banco do Brasil* – PREVI since 2018.
m. description of any of the following events that have occurred during the past 5 years:	
• i. criminal conviction	No
• ii. conviction in administrative proceedings by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed	No

• iii. final judicial conviction or final administrative decision that has suspended or disqualified the individual from practicing any professional or commercial activity	No
7.4. Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the audit, risk, financial, and remuneration committees, even if such committees or structures are not statutory	
7.5. Indicate the existence of a marital relationship, stable union, or kinship up to the second degree between:	
a. administrators of the issuer	No
b. (i) administrators of the issuer and (ii) administrators of the issuer's direct or indirect subsidiaries	No
c. administrators of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer	No
d. (i) administrators of the issuer and (ii) administrators of the issuer's direct and indirect controlling companies	No
7.6 Provide information on any subordinate relationships, service provision, or control maintained in the last 3 fiscal years, between the issuer's administrators and:	
a. company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the social capital	No
b. direct or indirect controller of the issuer	No
c. if relevant, supplier, customer, debtor, or creditor of the issuer, its subsidiary or parent companies, or subsidiaries of any such persons	No

CVM RESOLUTION No 80, dated March 29, 2022

ANNEX C

Reference Form Content

7.3. For each of the issuer's administration and fiscal council members, indicate, in table form:

a. name	Alessandra Eloy Gadelha
b. date of birth	09/22/1974
c. profession	Chemical Engineering
d. CPF or Passport number	021.092.597-36
e. elected office held	Alternate member of the Fiscal Council (nominee)
f. election date	Not applicable
g. investiture Date	Not applicable
h. term of office	Not applicable
i. got elected by the controller or not	Not applicable
j. whether is an independent member according to the specific applicable regulations • **Item j as amended by CVM Resolution No. 168, dated September 20, 2022**	Yes
k. If the administrator or fiscal council member has been serving consecutive terms, start date of the first of such terms	Not applicable
l. main professional experiences over the past 5 years, highlighting, if applicable, positions and roles held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer.	**a.** December 2024 – current – IBRI – Brazilian Institute of Investor Relations – OSC – Vice-President of the Board of Directors **b.** September 2024 – current – *Instituto Cultura Urbana* – President of the Advisory Board **c.** April 2024 – current – Instituto da Providência – OSC – Member of the Fiscal Council **d.** April 2020 – April 2024 - *RD Saúde S.A.* – Health and Retail, Alternate Member of the Fiscal Council **e.** January-September 2023 - *Enauta Participações S.A.* – Oil & Gas, Head of Investor Relations **f.** November 2015 – January 2023 -*Springs Global Participações S.A.* – Home textiles, Investor Relations and Governance Director

m. description of any of the following events that have occurred during the past 5 years:	
• i. criminal conviction	Not applicable
• ii. conviction in administrative proceedings by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed	Not applicable
• iii. final judicial conviction or final administrative decision that has suspended or disqualified the individual from practicing any professional or commercial activity	Not applicable
7.4. Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the audit, risk, financial, and remuneration committees, even if such committees or structures are not statutory	
7.5. Indicate the existence of a marital relationship, stable union, or kinship up to the second degree between:	
a. administrators of the issuer	No
b. (i) administrators of the issuer and (ii) administrators of the issuer's direct or indirect subsidiaries	No
c. administrators of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer	No
d. (i) administrators of the issuer and (ii) administrators of the issuer's direct and indirect controlling companies	No
7.6 Provide information on any subordinate relationships, service provision, or control maintained in the last 3 fiscal years, between the issuer's administrators and:	
a. company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the social capital	Not applicable
b. direct or indirect controller of the issuer	Not applicable
c. if relevant, supplier, customer, debtor, or creditor of the issuer, its subsidiary or parent companies, or subsidiaries of any such persons	Not applicable

Márcio de Souza has been an employee of Banco do Brasil since 1981 and Management Officer at Previ (Banco do Brasil Employee Pension Fund) since 2018, elected by the associates. He is responsible for people and information techonology (IT) management, accounting, financial control, processes, and controllership section.

Also, he was Previ's Data Protection Officer - DPO from March 2020 to January 2025, and a Board Member of Embraer from 2019 to 2021. He is currently a Board Member of Neoenergia and Supervisory Board Chief Executive Officer of Vale, both Brazilian companies, and Chair of ABRAPP's Governing Board, a Brazilian organization for Closed Complementary Pension Entities. He holds a Bachelor of Laws from Universidade Católica de Petrópolis and a MBA in Project Management from Fundação Getúlio Vargas (FGV). He obtained the CPA-20 certification on October 2024, issued by the Brazilian Financial and Capital Markets Association (ANBIMA), and the Manager of Closed Supplementary Pension Entities certification, with emphasis in Administration, issued by Instituto de Certificação Institucional e dos Profissionais de Seguridade Social (ICSS) in Brazil. Also, he concluded Management Board Member course at Instituto Brasileiro de Governança Corporativa (IBGC) in Brazil.

Alessandra Eloy Gadelha. Mrs. Gadelha has a bachelor's degree in chemical engineering from Universidade Federal do Rio de Janeiro (UFRJ) and a master's degree in business administration from Rensselaer Polytechnic Institute. She is a CFA charterholder (Chartered Financial Analyst Certification) and a certified board member and audit committee member by Instituto Brasileiro de Governança Corporativa (IBGC). Mrs. Gadelha has 20 years of experience in the field of Finance, mainly in Investor Relations and Strategic Planning, having worked at Vale S.A., from 2002 to 2010, Mills Estruturas e Serviços de Engenharia S.A., from 2010 to 2015, and Springs Global Participações S.A., from 2015 to 2023, and at Enauta Participações S.A. in 2023. Mrs. Gadelha was an alternate member of the Fiscal Council of RD Saúde S.A. from 2020 to April 2024. Currently, Alessandra is vice-president of the Board of Directors of IBRI – Brazilian Institute of Investor Relations, member of the Fiscal Council of the Instituto da Providência, and president of the Advisory Board of the Instituto Cultura Urbana.

Term of Commitment

Rio de Janeiro, RJ, Feb 18, 2025.

PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil

Mr. President,

I, if elected as a **Full Fiscal Council Member** at **VALE S.A**., ensure that I will make my best efforts in the exercise of this function, observing good Corporate Governance practices, and committing myself to regularly dedicate the necessary time to the position for which I was nominated.

I also ensure to maintain attendance at Council meetings, committing myself to justify absences and provide the necessary information for the summoning of the alternate, in the case of full members, or when summoned, if occupying the alternate's position.

I also commit to acting on the Council with the aim of ensuring the return on capital invested by shareholders, through the improvement of the Company's performance and dealing with strategic issues, always aiming to protect the Company's interests, in accordance with its bylaws and applicable legal provisions.

____

MÁRCIO DE SOUZA

CPF: 844.274.347-20

Term of Commitment

Rio de Janeiro, RJ, Feb 05, 2025.

PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil

Mr. President,

I, if elected as an **Alternate Fiscal Council Member** at **VALE S.A**., ensure that I will make my best efforts in the exercise of this function, observing good Corporate Governance practices, and committing myself to regularly dedicate the necessary time to the position for which I was nominated.

I also ensure to maintain attendance at Council meetings, committing myself to justify absences and provide the necessary information for the summoning of the alternate, in the case of full members, or when summoned, if occupying the alternate's position.

I also commit to acting on the Council with the aim of ensuring the return on capital invested by shareholders, through the improvement of the Company's performance and dealing with strategic issues, always aiming to protect the Company's interests, in accordance with its bylaws and applicable legal provisions.

____

NAME: ALESSANDRA ELOY GADELHA

CPF: 021.092.597-36

FREE TRANSLATION – A translated version was not provided by the shareholders to the Company.

São Paulo, March 17, 2025

To

VALE S.A

Praia de Botafogo, nº 186, 18º andar – Torre Oscar Niemeyer

Rio de Janeiro/RJ

Att. Investor Relations Officer

Mr. Marcelo Bacchi

Ref.: Request for inclusion of candidate nomination in the Distance Voting Ballot and in the ADR's Proxy Card

Dear Sirs,

The Investment Funds managed by **Franklin Templeton Investments**, according to the list contained in Exhibit 01 designated individually as "shareholder" and, jointly, as "shareholders" and as shareholders of **VALE S.A.** ("Company"), as evidenced by the attached documents, hereby, pursuant to CVM Resolution No. 81/22, as amended, request the inclusion in the Distance Voting Bulletin ("BVD") of the 2025 Annual General Meeting ("AGM") and in the Proxy Card for ADR (American Depository Receipts) holders (including not being subject to the requirement of the percentage of the share capital for said inclusion[1]), of the nominations of candidates for the Company's Fiscal Council[1].

(i) For the Fiscal Council – Article 161, paragraph 4, item "b" of the Brazilian Corporation Law:

Aristoteles Nogueira Filho, Brazilian, single, engineer, bearer of Identity Card CNH No. 03496558004, issued by DETRAN SP on 05/17/2024, registered with the CPF/MF under No. 109.345.067-36, resident and domiciled at Rua Anunze nº 209, São Paulo/SP, Brazil – **EFFECTIVE MEMBER**;

LEDA MARIA DEIRO HAHN, Brazilian, married, consultant, bearer of Identity Card RG No. 3.578.754/IFP, registered with the CPF/MF under No. 664.501.287-04 and resident and domiciled at Rua Engenheiro Cortes Sigaud nº 11, Bloco 02, Apto. 502, Leblon, Rio de Janeiro/RJ, Brazil – **ALTERNATE MEMBER**.

The Reference Forms and Profiles are attached to this letter, and the candidates inform that if elected, they will sign the Declaration of Independence, in accordance with the provisions of the prevailing corporate legislation.

The shareholders also request that this letter be published on the internet through the empresas.net system on the CVM website, simultaneously with the presentation of the list of candidates recommended by the Board of Directors.

It is particularly noted the importance of communicating such nominations to the representatives of non-resident investors, in English, and no less importantly, that the disclosure is made in the exact terms of this letter, with full transparency regarding the manner and procedures by which the candidates are being presented, including their respective profiles.

Without prejudice to the disclosure of the candidates through the Distance Voting Ballot, the shareholders also request that the American Depositary Receipt – ADR Voting Ballot contains the same information, preventing shareholders, especially non-residents, from encountering different voting situations for the same matters.

[1] SEP/CVM, in response to a Consultation submitted by Petrobras, understood that the Company may include the names of minority candidates in the Proxy Card, allowing ADR (BDR) holders to fully exercise their voting rights.

[2] This nomination will be accompanied by other shareholders who will send their correspondence in a timely and independent manner, converging on the same nominations to make up the necessary percentages.

In view of the foregoing, the shareholders request the Company's analysis and immediate response regarding the documentary compliance of this letter, as well as the inclusion of the names of the candidates nominated to the Board of Directors and the Fiscal Council in the Distance Voting Ballot – BVD, pursuant to CVM Resolution No. 81/22, and in the Proxy Card of ADR holders, so that the other shareholders of the Company may become aware of these nominations, without prejudice to the other disclosures required herein.

Finally, the signees note that they have been long-standing shareholders of the company and that these nominations reflect their best understanding of the current needs of the Company. All communications regarding this document may be made in writing and delivered via email to the attention of Daniel Alves Ferreira – daniel.ferreira@alfm.adv.br .

Regards,

___

DANIEL ALVES FERREIRA

EXHIBIT 01

security account id	security number	quantity	cpf_cnjp
0002640344:FRANKLIN EMERGING MARKETS CORE EQUI	BRVALEACNOR0:VALE3	45.300	33701315000115
0002655163:FRANKLIN FUND ALLOCATOR SERIES	BRVALEACNOR0:VALE3	89.100	50472627000113
0002069981:FRANKLIN TEMPLETON INVESTMENT FUNDS	BRVALEACNOR0:VALE3	785.507	97539485000128
0002071900:FRANKLIN TEMPLETON INVESTMENT FUNDS	BRVALEACNOR0:VALE3	3.095.907	97539485000128
0002139084:FRANKLIN TEMPLETON INVESTMENT FUNDS	BRVALEACNOR0:VALE3	734.125	97539485000128
0002531618:FRANKLIN TEMPLETON INVESTMENT FUNDS	BRVALEACNOR0:VALE3	56.956	97539485000128
0002658910:FRANKLIN TEMPLETON INVESTMENT FUN	BRVALEACNOR0:VALE3	7.852	97539485000128
0002081680:FRANKLIN TEMPLETON VARIABLE INSURAN	BRVALEACNOR0:VALE3	272.323	97540371000106
0002080403:TEMPLETON DEVELOPING MARKETS TRUST	BRVALEACNOR0:VALE3	1.203.004	97540372000142
0002080284:TEMPLETON EMERGING MARKETS FUND	BRVALEACNOR0:VALE3	764.737	97540375000186
0002080047:TEMPLETON EMERGING MARKETS FUND (US	BRVALEACNOR0:VALE3	231.595	97540378000110
0002080136:TEMPLETON EMERGING MARKETS INVESTME	BRVALEACNOR0:VALE3	2.693.728	97540380000199

FREE TRANSLATION – A translated version was not provided by the shareholders to the Company.

Rio de Janeiro, March 17, 2025.

To
VALE S.A
Praia de Botafogo, nº 186, 18º floor – Torre Oscar Niemeyer Rio de Janeiro/RJ

A/C Sr. Marcelo Feriozzi Bacci – Investor Relations Officer

Ref.: Request for the inclusion of candidate nominations in the Distance Voting Ballot and the Proxy Card of the ADRs

Dear Sirs,

ARGUCIA CAPITAL GESTÃO DE RECURSOS LTDA., registered with CNPJ/MF under the No 07.221.832/0001-87, represented herein in accordance with its Bylaws and in the capacity of manager of the investors listed in Annex I, all of them shareholders of VALE S.A. ("Companhia"), as evidenced by the attached documents, hereby requests, in accordance with CVM Resolution No 81/22, as amended, the nomination of the following candidates to the Board of Directors and the Fiscal Council of the Company[1].

(i) **For the Fiscal Council**: (a) as effective member, **Aristoteles Nogueira Filho**, Brazilian, single, engineer, holder of the Identity Card CNH No 03496558004, issued by DETRAN SP on 05/17/2024, registered with the CPF/MF under the No 109.345.067-36, resident and domiciliated at Rua Anunze nº 209, São Paulo/SP, Brazil; and (b) as alternate member, **Leda Maria Deiro Hahn**, Brazilian, married, consultant, holder of the Identity Card RG No 3.578.754/IFP, registered with the CPF/MF under the No 664.501.287-04 and resident and domiciliated at Rua Engenheiro Cortes Sigaud nº 11, Bloco 02, Apto. 502, Leblon, Rio de Janeiro/RJ, Brazil – **ALTERNATE MEMBER**.

The Reference Forms and Profiles are attached to this letter, and the candidates inform that if elected, they will sign the Declaration of no legal impediment, in accordance with the provisions of the prevailing corporate legislation.

Furthermore, in view of the above, the shareholder requests the Company's analysis and immediate response regarding the documentary regularity of this letter, as well as (a) that this letter be published on the internet through the empresas.net system on the CVM website, simultaneously with the presentation of the list of candidates recommended by the Board of Directors; and (b) the inclusion of the names of the candidates nominated for the Board of Directors and the Fiscal Council in the Distance Voting Ballot – BVD, in accordance with CVM Resolution No. 81/22 and in the Proxy Card of ADR holders, so that the other shareholders of the Company can become aware of these nominations, without prejudice to the other disclosures required herein.

Finally, the signees note that they have been long-standing shareholders of the company and that these nominations reflect their best understanding of the current needs of the Company. All communications regarding this document may be made in writing and delivered via email to the attention of Ricardo Magalhães – magalhaes@argucia.com.br

Best Regards,

____

ARGUCIA CAPITAL GESTÃO DE RECURSOS LTDA.

FREE TRANSLATION – A translated version was not provided by the shareholders to the Company.

Rio de Janeiro, March 17, 2025.

To VALE S.A
Praia de Botafogo, nº 186, 18º floor – Torre Oscar Niemeyer Rio de Janeiro/RJ

Att. Investor Relations Officer
Mr. Marcelo Bacchi

Ref.: Request the inclusion of candidate nominations on the Remote Voting Ballot and the Proxy Card of the ADRs.

Dear Sirs,

CAPSTONE MACRO MASTER MULTIMARKET INVESTMENT FUND, registered with the CNPJ/MF under Rlº 35.803.288/0001-17, represented herein by its asset manager, **CAPSTONE PARTNERS GESTÃO DE RECURSOS LTDA.**, a limited liability company, registered with the CNPJ/MF under No. 33.552.500/0001-95, headquartered in the City and State of Rio de Janeiro, at Avenida Bartolomeu Mitre, nº 336, 2nd floor, Leblon, CEP 22431-002 ("Fund"), as a shareholder of VALE S.A ("Company"), as per is proven by the attached documents, holder of 11,423,066 common shares, equivalent to 0.2517% of the Company's capital stock, hereby, pursuant to CVM Resolution No. 81/22, as amended, requests the inclusion in the Remote Voting Ballot ("BVD", acronym in Portuguesa) of the 2025 Annual General Meeting ("AGM") and in the Proxy Card for holders of ADRs — American Depositary Receipts ("ADRS"), (not subject to the requirements of the percentage of the capital share for such inclusion), the nomination of candidates for the Company's Fiscal Council, based on Art. 37, I of CVM Resolution No. 81/22.

(i) Nomination for the Fiscal Council – Art. 161(4), item "b" of the Brazilian Corporation Law

ARISTOTELES NOGUEIRA FILHO, Brazilian, single, engineer, bearer of Identity Card CNH No. 03496558004, issued by DETRAN/RJ, registered with the CPF/MF under No. 109.345.067-36, resident and domiciled at Rua Anunze, nº 209, Boacava, São Paulo/SP, Brazil, CEP 05470- 010 — **EFFECTIVE MEMBER;**

LEDA MARIA DEIRO HAHN, Brazilian, married, consultant, bearer of Identity Card RG No. 3.578.754, issued by the IFP, registered with the CPF/MF under Riº 664.501.287-04, resident and domiciled at Rua Engenheiro Cortes Sigaud, riº 11, Bloco 02, Apto. 502, Leblon, Rio de Janeiro/RJ, Brazil, CEP 22450—150 — **ALTERNATE MEMBER**.

The Reference Forms and Resumes are attached to this letter, and the candidates are informed that if elected, they will sign the Declaration of Clearance within the time provided for in the corporate legislation and the regulatory norms in force, especially considering the provisions of Art. 11, items I and II of CVM Resolution No. 81/22 and Art. 147, §3, and §4 of the Brazilian Corporation Law.

The Fund also requests that this letter be published on the World Wide Web, through the system empresas.net, on the CVM website, concomitantly with the presentation from the list of candidates recommended by the Board of Directors.

It should be noted, in particular, the importance of communicating such applications to the representatives of non-resident investors in English and, no less important, that the disclosure takes place in the exact terms of this letter, with full transparency of the form and procedures by which the candidates are positioning themselves, with their respective resumes.

Without prejudice to the disclosure of the candidates through the Remote Voting Ballot, the Fund also requests that the American Depositary Receipt (ADR) Proxy Card contain the same information, preventing shareholders, especially non-residents, from encountering different voting situations for the same matters.

Given the above, the Fund requires the analysis and immediate manifestation by the Company regarding the documentary regularity of this letter, as well as the inclusion of the names of the candidates nominated for the Fiscal Council in the Remote Voting Ballot (BVD), pursuant to CVM Resolution No. 81/22 and in the Proxy Card of ADR holders, so that the others shareholders of the Company may be aware of these indications, without prejudice to the other publicity required herein.

Finally, the Fund notes that the indications reflect a better understanding of the Company's current needs. All communications regarding this document may be made in writing and delivered via electronic mail (e-mail) to the address controle@capstone com.br.

____

CAPSTONE PARTNERS GESTÃO DE RECURSOS LTDA.

CNPJ/MF: 33.552.500/0001-95

As Manager of **CAPSTONE MACRO MASTER MULTIMARKET INVESTMENT FUND — CNPJ/MF: 35.803.288/0001-17**

Frederico Djun Takahashi Saraiva Managing Partner

CPF/MF: 053.151.707-13

Cristiano Freire Amorim

Managing Partner CPF/MF: 024.798.747-61

APPENDIX P

Shareholder Information

Name/Corporate Name: Capstone Partners Gestão de Recursos Ltda.;

Electronic address: controle@capstone.com.br;

Shareholding Start Date: 03/31/2020;

Number and Percentage of Shares in CIA (type and class of ownership): 11,423,066 common shares, equivalent to 0.2517% of the Capital Stock;

Number of Shares Borrowed: N/A;

Total Exposure in CIA Equity-Referenced Derivatives: Order: Buy; Asset: Call — VALEC585; Quantity: 3,500,000.00 (three million and five hundred thousand options); Expiration: 03/20/2025.

FREE TRANSLATION – A translated version was not provided by the shareholders to the Company.

Information on the candidates according to items 7.3 to 7.6 of the Reference Form.

7.3 Composition and professional experience of the board of directors and the supervisory board.

7.5 Information on the existence of a marital relationship, stable partnership or affinity up to the second degree with directors of the issuer, its subsidiaries and controlling shareholders.

7.6 Relationships of subordination, provision of services or control between directors and subsidiaries, controlling shareholders and others during the last three financial years.

Name: Aristóteles Nogueira Filho | **CPF:** 109.345.067-36 | **Profession:** Engineer | **Date of birth:** 08/12/1985

Position(s): candidate for the position of Fiscal Council's effective member.
Professional experience: He has extensive professional experience in the financial sector, with expertise in several sectors, including oil and gas, commodities and consumer goods. He began his career in the financial market in 2006, working at Santander, Societé Generale and Safra. More recently, he held positions at major Brazilian asset management companies such as Opportunity, Truxt and XP, focusing on stock analysis and portfolio management. He is a member and coordinator of the fiscal council of Sabesp (since 2024), served as a fiscal advisor at CELPE and is a member of the board of the Ponte Institute, an NGO focused on education.
Education: He holds a degree in Engineering from the State University of Campinas (UNICAMP) and a specialization in Mechatronic Engineering from the École Nationale Supérieure d'Arts et Métiers (ENSAM). He holds several certifications, including CFA, CGA, CPA-20 and CNPI, and courses in business analysis (Massachusetts Institute of Technology), corporate law (Fundação Getulio Vargas), board development (Fundação Dom Cabral) and Fiscal Council (IBGC).

Management Bodies:

Management body	Investiture date	Term of office	Position	Description of other position/role	Tenure date	Elected by the controlling shareholder	Start date of first mandate
Fiscal Council	04/30/2025	Until the Ordinary General Meeting to be held on 2026	Fiscal Council's alternate member	N/A	Until 05/30/2025	No	04/30/2025

Convictions

Conviction type: N/A	ARISTÓTELES NOGUEIRA FILHO; has no criminal conviction, any conviction in CVM administrative proceedings, conviction in administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, nor any conviction which has become final in the judicial sphere or which is the subject of a final administrative decision, which has suspended or disabled him from practicing any professional or commercial activity.

Family relations	Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.
Subordination, service, or control relationships	Not applicable, since there are no relationships of subordination between the appointed director (other than those related to the exercise of the functions of their respective positions in the Company) and the hypotheses mentioned in item 7.6.
Politically Exposed Person	N/A
Independence criteria	Independent member

Name: Leda Maria Deiro Han **CPF:** 664.501.287-04 **Profession:** Consultant **Date of birth:** 01/16/1960

Position(s): candidate for the position of Fiscal Council's alternate member.
Professional experience: Extensive professional experience including government (IPEA and Ministry of Finance), consulting firms, investment banks, pension funds and port infrastructure investment companies. Activities focused on investment analysis, preparation of projections, budget control of large projects, negotiations to obtain long-term loans for investments in the infrastructure area, negotiations involving various stakeholders, negotiations between controlling shareholders aiming at market exit for shareholding positions. Member of the boards of directors and fiscal councils of Brazilian companies listed on B3, as follows: Fiscal Council of Grupo CCR S.A. – year: 2022 and reelected at the AGMs of 2023 and 2024; Fiscal Council of Assaí Atacadista S.A. – elected at the AGM of 2023 and reelected at the AGM of April 2024; Fiscal Council of HBR Realty Empreendimento Imobiliários S.A. – elected at the AGM of 2023 and reelected at the AGM of April 2024; (iv) Board of Directors of Marisol SA – year: 2008; Board of Directors of Telemig Celular Participações SA – year: 2006; Board of Directors of Jari Celulose SA – year: 2003; Fiscal Council of CPFL SA - year: 2002; Fiscal Council of Petrobras S.A. – year: 2002; Board of Directors of Bonaire Participações S.A. – year: 2002; Board of Directors of Solpart Participações S.A. – year: 2000; Board of Directors of TeleNorte Celular Participações SA (alternate) – year: 2001; Board of Directors of Perdigão S.A. (alternate) – years: 2001 and 2002; Advisory Council of the Brazil Private Equity Fund, managed by CSFB – years: 2000, 2001, 2022.
Education: Bachelor of Social Sciences (1983) and Master in Economics at PUC/ RJ (1991).

Management Bodies:

Management body	Investiture date	Term of office	Position	Description of other position/role	Tenure date	Elected by the controlling shareholder	Start date of first mandate
Fiscal Council	04/30/2025	Until the Ordinary General Meeting to be held on 2026	Fiscal Council's alternate member	N/A	Until 05/30/2025	No	04/30/2025

Convictions

Conviction type: N/A	LEDA HAHN does not have any criminal conviction, any conviction in an administrative process of the CVM, conviction in an administrative process of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, nor any conviction final and unappealable in the judicial sphere or subject to a decision final administrative, which has suspended or disabled him from practicing a professional activity or commercial any.

Family relations	Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.
Subordination, service, or control relationships	Not applicable, since there are no relationships of subordination between the appointed director (other than those related to the exercise of the functions of their respective positions in the Company) and the hypotheses mentioned in item 7.6.
Politically Exposed Person	N/A
Independence criteria	Independent member

Exhibit IV

8. Management Compensation

8.1. Compensation policy or practice

a. objectives of the policy or compensation practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, places in the worldwide web where the document can be found

As a global Company, Vale S.A. ("Vale" or "Company") knows that attracting the best professionals, retaining talents, motivating and involving leaders who occupy strategic positions, especially members for the Executive Board (a body that, in Vale, is referred to as "Executive Committee"), the Board of Directors, the Audit Board and the Advisory Committees, is a critical challenge for the Company's success at all times. The market is always a reference within a global perspective. Therefore, Vale takes into account the policies and practices of executive compensation adopted by major mining companies and other large global companies of industries and similar sectors, as well as other elements, aligning the Company's long-term success to the policies and compensation practices of its administration.

The overarching guidelines for the attraction, compensation, and retention of the members of the Board of Directors, Advisory Committees, Executive Committee, and executives who report directly to the Board of Directors ("Key Management Personnel") are delineated in Vale's Management Policy. These guidelines are designed to align the interests and objectives of these individuals with Vale's strategic goals and the best practices of the global market.

In addition to market principles and practices, the strategy and annual compensation packages for the Company's Key Management Personnel are prepared based on the following factors: (I) responsibilities and role scope; (ii) their competence and performance presented; (iii) the alignment with the Company's short- and long- term strategies and (iv) the sustainability of its business. The compensation strategy also aims at the attraction of experienced executives with wide experience and international recognition, as well as with skills identified as criticism and knowledge relevant to face the challenges of the Company.

The Directors Policy, approved by the Board of Directors on March 8, 2024, and which is available for consultation on the Securities and Exchange Commission ("CVM") websites **(https://www.gov.br/cvm)** and the Company **(https://www.vale.com/pt/esg/biblioteca-de-documentos).**

b. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:

i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

Proposals and compensation policies are prepared with the support of the Persons and

Compensation Committee ("CPR") and Appointment and Governance Committee ("CIG"). The referred committees evaluate and recommend the model, compensation strategy, and the proposal for the allocation of the of the annual global budget allocated for compensation of members of the Executive Committee, the Audit Board, the Board of Directors and its Advisory Committees, provided their respective qualifications in the terms of the Internal Regulations are respected.

After the technical evaluation of the market researches received and considering the individual performance evaluations, which are made annually, the CPR evaluates and recommends the compensation strategy of the Executive Committee and the proposal of distribution of the overall annual funds for the compensation of the administrators, and the Appointment and Governance Committee ("CIG") is in charge of assessing the proposal regarding the compensation of the Board of Directors and its Advisory Committees. It is the responsibility of the Board of Directors to forward the annual global compensation proposal for evaluation and approval by shareholders at the Annual Shareholders' Meeting, in accordance with the provisions of the Company's Bylaws and once approved by the Annual Shareholders' Meeting, the Board of Directors approves the individual compensation of the officers, with the support of the referred committees.

Therefore, the Company's Executive Committee is not responsible for approving your compensation, nor is it responsible for defining goals and parameters for the purposes of determining your variable compensation.

ii. criteria and methodology used to set individual compensation, indicating whether studies are used to check market practices, and, if so, the comparison criteria and the scope of these studies

Regarding the methodology used to establish the individual compensation of the members of the Board of Directors and the Executive Committee, the Company uses studies to verify market practices, with the support of one or more specialized consultancies, which observe the compensation policies and practices adopted by the main mining companies, as well as other large global companies in the industry and other similar sectors, in addition to the behavior of granting benefits in companies of similar size.

To allows the attraction and retention of highly qualified executives to the Executive Committee and encourage them to execute the strategy and disseminate the Company's purpose in the medium and long term, the compensation of the members of the Executive Committee must be aligned with international governance best practices and be competitive in the global market, comparing Vale to other companies of similar size.

Annually, the competitiveness of the compensation package for Executive Committee members is analyzed through a global survey conducted by a specialized consultancy, considering companies in the natural resources sector and other industries. Given Vale's uniqueness in the national scenario, marked by operational, geographical, and commercial complexity, as well as various aspects related to revenue, scope, and stakeholders, the Company adopts a comparative analysis of the Executive Committee compensation against the international market.

iii. how often and how the Board of Directors assesses the adequacy of the issuer's compensation policy

The adequacy of the methodology, practices and procedures used to define the individual compensation of administrators is made with observations of practices and trends in the global mining market and similar sectors, with the help of specialized external consultancies focusing on C-Level, which occurs at least every two years, as a subsidy for the global compensation proposal.

Any changes to variable compensation plans, compensation policies for members of the Executive Committee and/or concessions and individual compensation readjustments must be approved by the Company's Board of Directors, subject to the total amount of compensation annually approval in the Annual Shareholders' Meeting.

Furthermore, the Directors Policy approved by the Board of Directors, which provides general guidelines for the remuneration of Key Administration Personnel, is reviewed at least every 5 (five), without prejudice to any review or amendment required within a shorter period, to ensure its content remains up to date.

c. compensation composition, indicating:

i. Description of the many elements that make up the compensation, including, in relation to each one of them, their objectives and alignment with the issuer's short-, mid- and long-term interests

The Company's compensation practice aims to align the interests and the purpose of Key Management Personnel with Vale's strategic objectives and adhere to global market best practices, based on performance in various aspects, including safety and sustainability, according to corporate strategy and in line with value creation in the short, medium, and long term.

Board of Directors

Fixed Compensation

Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), varying according to the position held/responsibility assigned, in accordance with the Board's Internal Regulations, with the aim of remunerating the services of each full member of the Company's Board of Directors. The Company counts with the provision of one single alternate member of the Board of Directors, a position occupied by a member elected by Vale employees, as provided for in its Articles of Incorporation. The alternate member is compensated at 50% of the compensation assigned monthly to the full member for each meeting they attend, limiting their monthly fee to the ceiling of 100% of the full member's fees, regardless of the number of meetings attended in the month. Regardless of the Board of Directors alternate member's participation, the primary member will continue to receive their fixed monthly remuneration.

Direct and Indirect Benefits: The members of the Board of Directors are covered by life insurance.

Participation in Committees: Members of the Board of Directors who are also members of Advisory Committees receive, in addition to their compensation as members of the Board of Directors, the monthly compensation attributed to Advisory Committees members.

Variable Compensation, Benefits and Others

Members of the Board of Directors are not currently entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of the exercise of the position and share based compensation. Members of the Board of Directors are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Advisory Committees

Fixed Compensation

Base fee: Compensation consists exclusively of the payment of a fixed monthly amount (fees), varying according to the position held/responsibility assigned, in accordance with the Internal Regulations of the Committees, with the aim of remunerating the services of each member of the Advisory Committees.

Direct and Indirect Benefit: Members of the Advisory Committees are entitled, when applicable, to the benefits associated with their positions on the Board of Directors.

Variable Compensation, Benefits and Others

Members of the Advisory Committees are not entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-unemployment benefits, benefits motivated by the cessation of the exercise of office and share-based compensation Members of the Advisory Committees are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Fiscal Council

Fixed Compensation

Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the objective of remunerating the services of each member of the Audit Board, within the scope of the responsibility assigned to the Audit Board. The compensation of the Audit Board corresponds to at least 10% of the average fixed compensation attributed to the members of the Company's Executive Committee on a monthly basis and may be adjusted according to market practices identified in periodically contracted surveys.

In the month in which an alternate member of the Audit Board participates in a meeting due to impediment or occasional absence of its full member, the alternate will receive the equivalent of 100% of the compensation of the respective full member. Regardless of the participation of the alternate member of the Fiscal Council, the full member will continue to receive its fixed monthly compensation.

Direct and Indirect Benefits: The members of the Audit Board are covered by life insurance.

Participation in Committees. Members of the Audit Board are not entitled to representation or compensation for participating in Committees.

Variable Compensation, Benefits and Others

Members of the Audit Board are not entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of the exercise of the position and share based compensation. Members of the Audit Board are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Executive Committee

Fixed Compensation

Base Salary: The members of the Executive Committee receive fixed monthly fees, with the objective of attracting and retaining executives with experience and competence consistent with the scope and responsibility of the position assigned to them in the Company's management.

Direct and indirect benefits: Members of the Executive Committee are entitled to a benefit package based on the local market practices, such as meal vouchers, medical and dental care, hospital care, life insurance and use of vouchers owned car with service of driver, among others.

Participation in Committees: Members of the Executive Committee are not entitled to any compensation or benefits for participation in committees.

Variable Compensation, Benefits and Others

Bonus: The Annual Bonus program consists of short-term variable compensation, and its main objectives are to stimulate the achievement of short-term goals aligned with the Company's challenges and strategic priorities, and to recognize the role of the Executive Committee in Vale's performance, aligned with assumptions of results and competitiveness, market value, key behaviors, and ESG metrics, aligning compensation with performance of the Executive Committee members.

The value of the Annual Bonus is defined based on the Company's results and the achievement of goals of different natures, collective and specific, and its calculation considers the following elements:

- Multiple of fixed fees (plan target);
- Results achieved in the year's goal panel (0 to 1.50);
- Company's global performance metric (maximum 1.33); and
- Individual performance in light of the Company's key behaviors, as per the formal executive performance evaluation process.

Annual goals increasingly encourage circularity, with a significant impact from ESG metrics, and are an important management tool, setting the Company's performance expectations in various aspects, such as economic-financial, health and safety, risk, sustainability, and strategic themes.

Indicators for efficiency in the allocation of capital costs, production volume, security events, Diversity, Equity & Inclusion (DE&I) were improved with an increase in women and Black people in leadership positions, in addition to an increase in the weight of the financial portion.

The Technical Executive Vice President's panel remains without goals linked to financial and production results, maintaining the area's focus on strategic safety actions in the first place.

Others: They are not entitled to profit sharing and results, compensation for participation in meetings and commissions, with the exception of possible extraordinary mechanisms of attraction, retention and/or incentives for relevant deliveries and projects that meet specific performance needs or bring differentiated value, which may generate extraordinary bonuses upon approval by the Board of Directors, observing the total amount of management compensation approved by the shareholders at the General Meeting.

Post-Employment Benefits

Members of the Executive Committee are entitled to the Company's contribution installments in the supplementary private pension plan, as long as they are actively performing their duties. For more information about the Complementary Pension Plan (Valia), see item 8.14 of this Reference Form.

Benefits Motivated by the Cessation of the Exercise of the Position

Members of the Executive Committee may be entitled to severance payments and non-compete agreements (period of unavailability), as well as enjoy medical, dental, and hospital assistance guaranteed by the Company, for up to 12 months after their dismissal, including dependents. For more information, see item 8.16 of this Reference Form.

Share-based Compensation

Performance Shares Units ("PSU")

It is one of the long-term variable compensation programs, in the Performance Shares Unit modality, with 3-year cycles, which directs the efforts and stimulates management performance in the creation of Vale's sustainable and long-term value, aligning executives' focus to shareholders' vision and encouraging retention and long-term performance.

In this program, compensation is linked to the Company's relative performance against large mining companies and similar peers and the Company's absolute performance through ESG metrics related to health, safety, sustainability areas and ROIC – Return on Invested Capital which was inserted from the 2024 program.

For more information about PSU, see item 8.4 of this Reference form.

Matching Program

It is one of the long-term variable compensation plans, in the Restricted Shares modality, with 3-year cycles, which seeks to promote retention, long-term commitment and alignment between management and the return generated to shareholders.

In this program, the participation therein by the members of the Executive Committee is mandatory throughout the duration of the cycle, while they are still active in the Company. To comply with the program, members of the Executive Committee must make available their own resources for investment in the plan (either through the purchase of shares issued by Vale, or using available shares already acquired, detached from current cycles) and maintain such shares under his possession during all the cycle.

For more information about the matching program, see item 8.4 of this reference form.

Other executive compensation practices

Mandatory Stock Ownership Guidelines ("SOG")

Seeking to reinforce management's alignment with the shareholders' view and good governance practices in the market, the members of the Executive Committee must achieve and maintain a minimum shareholding position in Vale (for Vale's CEO, in equivalent amount to 36 times the monthly base fee and for other members of the Executive Committee, in equivalent amount to 24 times the monthly base fee) throughout their terms of office through the Company's share-based compensation long-term plans, not being able to trade any shares that are in their possession before the minimum shareholding position is reached, even after the end of the cycles of the long-term plans.

Malus and Clawback Clauses

In 2019, the Malus rule was implemented and in 2021 the Clawback rule was implemented, as a complement to Malus. The adoption of such rules allows, through facts or events of exceptional gravity, the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, the variable compensation provided for payment or installments already paid to the members of the Executive Committee.

- *Malus:* Possibility of eliminating or reducing, in whole or in part, the variable compensation already provided for payment.

- *Clawback* Possibility to request the member of the Executive Committee, in whole or in part, the return of the variable compensation already paid.

Facts or events of exceptionally serious, with obvious adverse impacts on the market value and/or reputation of Vale: (i) illegal fraud or conduct by the Executive Committee member; (ii) catastrophic events in environmental or health and safety issues that affect the reputation of Vale or the Vale Management model; (iii) any extraordinary events, resulting from Vale's shares and with negative impact on the market value of shares of more than 15%; and (iv) non-approval or republishing of financial statements due to the deliberation of an Annual Meeting of Shareholders.

In addition, in 2023 a Clawback Policy was approved for the purposes and under the terms established by the SEC.

Evaluation of the Total Compensation Package

Annually, the Compensation exercise occurs, a forum in which the compensation of the members of the Executive Committee is individually discussed and revisited, having as inputs the process of individual performance evaluation, the comparison with the international market, and the alignment with the Company's Career and Succession strategy. The proposals are taken to the Board of Directors for deliberation by the Vice-Presidency of People, after the recommendation of the "CPR".

In this annual exercise, the individual Performance Factors are defined, which directly impact the value of the Annual Bonus to be paid, in addition to meritocracy and differentiation actions that can be adopted for each executive. At the end of the process, individual feedback forums are held with the members of the Executive Committee and development actions with each of the executives.

Starting in 2025, a review will be included throughout the year for qualitative feedforward purposes for executives, bringing even more effectiveness to the process.

Non-Statutory Board of Executive Officers

They are employees of the Company with employment and may be responsible for global, regional or local corporate functions, business units, or operating areas or operating systems in the Company's various businesses.

Fixed Compensation

Base salary: The Non-Statutory Officers are entitled to receive a monthly fixed amount, defined on the basis of the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each Non-Statutory Officers, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company.

Direct and indirect benefits: Non-Statutory Officers are entitled to a benefits package compatible with local market practices, such as meal vouchers, medical and dental care, hospital care, and life insurance, among others.

Participation in Committees: The Non-Statutory Officers are not entitled to compensation for participation in Committees.

Variable Compensation

Profit sharing ("PLR"): The Non-Statutory Officers are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors, which are broken down from the goals of the members of the Executive Committee. The PLR has as its main objectives (i) to ensure the competitiveness of compensation with the market and the retention of talents, (ii) to ensure the alignment with the interests of the Company's shareholders, focusing on social and ESG issues and (iii) to recognize the participation of executive in the Company's performance. The methodology for calculating the Non-Statutory Board of Executive Officers variable compensation is described below.

Others: Non-Statutory Officers may receive bonuses in lieu of profit-sharing (PLR) and/or for attraction and retention purposes or linked to specific/relevant deliveries and other initiatives

that bring differentiated value to Vale, as established in internal policy. They are not entitled to compensation for participation in meetings and committees.

Post-Employment Benefits

Non-Statutory Officers are entitled to the Company's contribution installments in the supplementary private pension plan, as long as they are actively performing their duties. For more information about the Complementary Pension Plan (Valia), see item 8.14 of this Reference Form.

Benefits motivated by the cessation of the exercise of the position

Non-Statutory Officers may enjoy medical-hospital-dental assistance guaranteed by the Company after their dismissal, for a period of at least 6 months after forecast of the notice and may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale.

Share-based Compensation

Performance Shares Units ("PSU")

The rules and conditions of the PSU offered to the Non-Statutory Officers are the same applicable to the members of the Executive Committee, as described above, in this same item.

For more information about PSU, see item 8.4 of this Reference form.

Matching Program

The rules and conditions of the Matching offered to the Non-Statutory Officers are the same applicable to the members of the Executive Committee, as previously described, in this same item of the Reference Form, except for: (i) conditions of mandatory participation and permanence until the end of the cycle, as the plan is voluntary for Non-Statutory Officers; and (ii) the "SOG" rule, which is not applicable to Non-Statutory Officers. These two exceptions do not apply to holders of non-statutory Executive Vice President positions, for whom the rules and the conditions of the Matching are the same as those applied to members of the Executive Committee.

For more information about Matching, see item 8.4 of this reference form.

Non-statutory Committees

The Company has six Non-Statutory Committees, namely: (i) Executive Committee for Operational Risks, (ii) Executive Committee for Geotechnical Risks; (iii) Executive Committee for Strategic, Financial and Cyber Security Risks; (iv) Executive Committee for Compliance, Institutional Relations and Communication Risks; (v) Executive Committee for Sustainability Risks; and (vi) Conduct and Integrity Committee. Only the external member of the Conduct and Integrity Committee receives monthly fees for their work on the Non-Statutory Committee, is covered by life insurance and has the right to reimbursement for travel and accommodation expenses necessary to perform their duties.

Proportion of each element in the total compensation for the last 3 years

Year ended December 31, 2024

	Board of Directors	Fiscal Council	Executive Committee	Non-Statutory Board[1]	Advisory Committees
Monthly fixed compensation					
Salary or fee	86.72%	100%	17.68%	39.98%	100%
Direct or indirect benefits	-	-	1.42%	6.18%	-
Participation in Committees	13.28%	-	-	-	-
Others[2]	-	-	-	-	-
Variable compensation					-
Bonus	-	-	28.88%	-	-
Participation in Results	-	-	-	37.60%	-
Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others[2]	-	-	4.98%	-	-
Post-Employment Benefits	-	-	2.94%	-	-
Termination of the exercise of the position	-	-	10.73%	-	-
Share-based compensation	-	-	33.37%	16.23%	-
Total	**100%**	**100%**	**100%**	**100%**	**100%**

[1]Amounts related to the termination of office/employee post-retirement have not been considered in the Non-Statutory Board.
[2]Considers the additional payments made in 2024, such as additional retations and hiring bonuses as provided for in the Directors Policy. Does not include charges for 2024.

Year ended December 31, 2023

	Board of Directors	Fiscal Council	Executive Committee	Non-Statutory Board[1]	Advisory Committees
Monthly fixed compensation					
Salary or fee	81.37%	-	-	-	-
Direct or indirect benefits	-	-	1.41%	-	-
Participation in Committees	18.63%	-	-	-	-
Others[2]	-	-	-	-	-
Variable compensation					
Bonus	-	-	-	-	-
Participation in Results	-	-	-	-	-

Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others[2]	-	-	-	-	-
Post-Employment Benefits	-	-	-	-	-
Termination of the exercise of the position	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Total	**-**	**-**	**-**	**-**	**-**

[1]*Amounts related to the termination of office have not been considered in the Non-Statutory Board.*
[2]*Considers the additional payments made in 2023, such as contractual renewal bonuses, recognition payment and hiring bonuses, as a form of attraction, retention, merit and compensation of losses. Does not include charges for 2023.*

Exercício social encerrado em 31 de dezembro de 2022					
	Board of Directors	**Fiscal Council**	**Executive Committee**	**Non-Statutory Board[1]**	**Advisory Committees**
Monthly fixed compensation					
Salary or fee	65.45%	100.00%	15.27%	34.09%	100.00%
Direct or indirect benefits	-	-	1.48%	6.00%	-
Participation in Committees	34.55%	-	-	-	-
Others[2]	-	-	-	-	-
Variable compensation					
Bonus	-	-	22.21%	-	-
Participation in Results	-	-	-	39.43%	-
Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others[2]	-	-	7.21%	-	-
Post-Employment Benefits	-	-	2.59%	-	-
Termination of the exercise of the position	-	-	5.00%	-	-
Share-based compensation	-	-	46.24%	20.48%	-
Total	**100%**	**100%**	**100%**	**100%**	**100%**

[1]*Amounts related to the termination of office have not been considered in the Non-Statutory Board.*
[2]*Considers the additional payments made in 2022, such as contractual renewal bonuses, recognition payment and hiring bonuses, as a form of attraction, retention, merit and compensation of losses. Does not include charges for 2022.*

Calculation and readjustment methodology

The annual global amount of the compensation of the members of the Board of Directors, the Executive Committee, the members of the Audit Board and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and the Board of Directors is responsible

for approving the individual compensation of the officers, with the recommendation of the "CPR" and "CIG", respecting their respective competences provided for in the Internal Regulations.

Board of Directors

The fixed monthly fees for effective and alternate member of the Board of Directors it´s defined according to the practice of national and international markets, checked at least biannual by performing reference research developed by specialized companies, in which the behavior of the compensation to be observed to similar companies.

Advisory Committees

The fixed monthly fees for members of the Advisory Committees it´s defined in accordance with national and international market practice, verified at least every two years through reference research conducted by specialized companies, in which the behavior of compensation for companies of similar size.

Fiscal Council

The fixed monthly compensation (fees) is defined taking as a minimum reference the value of 10% of the fixed compensation (according to article 1622, § 3°, of Law nº 6,404/1976), which, on average, is attributed to each member of the Executive Committee (not including benefits, representation funds, profit sharing or any other payment or award that may make up the compensation package), which may be adjusted according to market practices identified in periodically contracted surveys.

Executive Committee

The monthly fixed fees are defined from market practice, in a survey conducted periodically by a specialized consulting firm, which assesses the compensation profile practiced by global companies that are part of the Company's comparator panel.

The fees for the Executive Committee members are revisited annually, along with the other elements of the compensation, by "CPR" (with subsequent deliberation by the Board of Directors), and adjusted for inflation as required, based on the references of the international executive market and the individual assessments of executives' performance.

The direct and indirect benefits to which they are entitled are calculated according to local market practice (Brazil), in research conducted by a specialized consulting firm, in which practices and benefit concession profile are determined in large national companies. Moreover, the benefits are evaluated by CPR and approved by the Board of Directors in case of adjustments.

The Annual Bonus component is calculated based on the Company's profit/loss, and may vary between 0% and 200% of the target established as a reference in the market, depending on the defined goals (collective and/or specific) and the generation of Company's cash for each reporting year, in addition to the impact of the individual performance factor, which can typically vary between 0.80 and 1.20, as per individual performance evaluated in the year.

The components of share-based compensation (PSU and Matching) are defined based on a specific multiple of the monthly fixed installment to the level which the participant occupies and the locality in which he/she operates for the Company, as well as possible ILP levers stock-based plans (multiplier factor according to the Company's performance on the established indicators) for adequacy of the compensation mix to the international market profile.

(i) PSU uses the average quotation of the Company's ordinary issuance shares in the last 60 trading sessions for the previous year to calculate the units of granted shares and makes payments conditional on: (i) Total Shareholder Return (TSR) indicator, which evaluates Vale's performance in the peer company ranking during each cycle period; (ii) the impact of ESG metrics; and (iii) the impact of the Return on Invested Capital (ROIC) metric (implemented in 2024).

(ii) Matching uses the average purchase quotation of the Company's common shares, at the time of the cycle granting, using the executive own resources to buy their own available shares.

For more information regarding the manner of calculation of share-based compensation, see item 8.4 of this Reference Form.

All components of the Executive Committee's compensation package, as well as the adjustment methodologies of amounts, are evaluated by CPR and approved by the Board of Directors, in line with the guidelines established in the Directors Policy.

Non-Statutory Officers

The fixed compensation of Officers, with employment relationship, is represented by the payment of monthly fixed amounts. Periodically, Vale's Human Resources department acquires compensation surveys conducted by specialized companies to evaluate the compensation package and the best practices adopted by the market, ensuring the competitiveness of the Company's compensation compared to its comparator market.

There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance demonstrated by the Non-Statutory Director (meritocracy and pay for performance).

The direct and indirect benefits to which they are entitled are defined in accordance with local market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to national companies of different segments or of similar size.

The profit sharing (PLR) component is calculated based on the individual and company's results, ranging from 0% to 200% of the market-established target, depending on the targets set for each reporting year.

Share-based compensation (PSU and Matching) has the same calculation methodology as described in the item above regarding the compensation of members of the Executive Committee and item 8.4 of this Reference Form.

The readjustment of the fixed compensation resulting from inflation or other forms of merit

reflects directly in the other elements of the variable compensation, since they use as a basis the fixed compensation.

Main performance indicators taken into consideration, including, if applicable, indicators linked to ESG issues

The main performance indicators are considered in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR, and general goals of productivity, sustainability, risk management, in addition to the individual performance of the member of the Executive Committee evaluated annually, based on key behaviors for leadership, among others.

Starting in 2020, ESG-related indicators were implemented for short and long-term variable compensation plans, such as Health & Safety, related to N1 and N2 events, and Sustainability, with metrics based on sustainable commitments such as the reducing emission of greenhouse gases and commitment to meeting the social requirements of the main external assessments of the Dow Jones Sustainability Index and People. Additionally, efforts are made to increase the total number of women and the number of black individuals in leadership positions, in line with Vale's Diversity, Equity and Inclusion strategy.

The performance indicators considered for the compensation of share-based compensation plans are the price of the Company's shares on the market and, specifically for the PSU, its positioning in relation to a group of companies with similar characteristics (peer group), the performance metrics ESG (starting in 2020) and the ROIC metric (starting in 2024).

It is worth noting that in PSU cycles starting from 2023, ESG metrics will have an even greater impact on payment, due to the extinction of the TSR trigger.

For more information about the PSU, see item 8.4 of this Reference Form.

ii. reasons justifying the composition of the compensation

The composition of the compensation encourages maximization of shareholders' returns, improves management, enhances performance and retains the Company's executives, aiming at gains through the commitment to the Company's short-term performance and long-term results, in particular the appreciation of common shares, the performance of the relative TSR and the achievement of ESG commitments. Regarding the members of the Executive Committee and Non-Statutory Officers, Vale uses a compensation composition model that concentrates a significant portion of the total compensation on long-term variable compensation components, as part of the policy of sharing risks and results with the main executives of the Company.

iii. Existence of members not remunerated by the issuer and the reason therefor

Except for the external member of the Conduct and Integrity Committee (see item 8.1.c.i.), the other members of the Non-Statutory Risk Committees are not remunerated for exercising such function, since they already receive compensation as executives or employees of the Company.

d. existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

There are no administrators of the Company, on the date of this Reference Form, which is supported by subsidiaries, controlling companies or direct or indirect controllers, due to the positions exercised by them in the Company.

e. existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer

At the date hereof, there is no provision for compensation or benefit linked to the occurrence of a certain corporate event.

However, it should be noted that there may occur any awards, bonuses or other payments or compensation increments approved by the Company's Board of Directors, in line with the performance presented by the executives deriving from future challenges, and with the Compensation Policy of the executive, may be paid to the members of the Executive Committee, aligned with the Directors Policy.

8.2. Total compensation per body

Forecast for the current reporting year (12/31/2025) – Annual amounts				
	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.50	6.17	5.33	25.00
Number of compensated members	13.50	6.17	5.33	25.00
Annual fixed compensation				
Salary or pro-labore	20,096,400.00	20,640,000.00	1,882,965.76	42,619,365.76
Direct and indirect benefits	0.00	1,846,037.27	0.00	1,846,037.27
Participations in Committees	3,010,266.67	0.00	0.00	3,010,266.67
Others	0.00	0.00	0.00	0.00
Variable compensation				
Bonus	0.00	31,778,720.00	0.00	31,778,720.00
Profit sharing	0.00	0,00	0.00	0,00
Participation in meetings	0.00	0,00	0.00	0,00
Committees	0.00	0,00	0.00	0,00
Others	0.00	29,547,415.69	0.00	29,547,415.69
Description of other variable compensations		Comment (2)		

Post-employment	0.00	3,508,800.00	0.00	3,508,800.00
Termination of position	0.00	46,589,422.75	0.00	46,589,422.75
Share-based, including options	0.00	36,339,234.67	0.00	36,339,234.67
Comments	1. The total number of members was established according to the 2024 Annual Circular Letter CVM/SEP. The full members and alternate members compensated for participation in the Board of Directors' meetings are considered. 2. The compensation for participation in Committees only includes the participation of sitting directors, however, does not include the R$ 150,000.00 foreseen for 2025 related to the compensation paid to the alternate advisor, for his performance as a full member of the committee. 3. The figures presented take into account what is expected for the accrual basis and do not include charges.	1. The total number of members was established according to the 2024 Annual Circular Letter CVM/SEP. 2. Considers extra bonuses linked to the strategy for hiring and retaining key people, in accordance with the Company's Directors policy. 3. Post-employment: values related to supplementary private pension. 4. Termination of position: severance payments for latest executives who left the Company (five executives left in 2024 and two of past years, totalizing seven). 5. The figures presented consider the accrual basis and do not include charges.	1. The total number of members was established according to the 2024 Annual Circular Letter CVM/SEP. 2. The figures presented consider the accrual basis and do not include charges.	
Total compensation	**23,106,666.67**	**170,249,630.38**	**1,882,965.76**	**195,239,262.81**

Total compensation for the year ended December 31, 2024 – Annual amounts

	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	12.25	9.17	5.08	26.50
Number of compensated members	12.25	9.17	5.08	26.50
Annual fixed compensation				
Salary or pro-labore	17,933,063.40	30,020,662.01	1,789,927.88	49,743,653.29
Direct and indirect benefits	0.00	2,408,995.04	0.00	2,408,995.04
Participations in Committees	2.746.353,40	0.00	0.00	2.746.353,40
Others	0.00	0.00	0.00	0,00
Variable compensation				
Bonus	0.00	49,038,822.88	0.00	49,038,822.88
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	8,464,476.14	0.00	8,464,476.14
Description of other variable compensations		Comment (2)		
Post-employment	0.00	4,996,140.46	0.00	4,996,140.46

Termination of position	0.00	18,221,883.34	0.00	18,221,883.34
Share-based, including options	0.00	56,670,594.15	0.00	56,670,594.15
Comments	1. The total number of members was established according to the 2024 Annual Circular Letter CVM/SEP. The full members and alternate members compensated for participation in the Board of Directors' meetings are considered. 2. The compensation for participation in Committees only includes the participation of sitting directors, however, it does not include the R$ 31,212.39 paid in 2024 referring to the compensation paid to the alternate advisor, for his performance as a full member of the committee. 3. The figures presented consider accounting amount on an accrual basis and do not include charges.	1. The total number of members was established according to the 2024 Annual Circular Letter CVM/SEP. 2. Additional bonuses linked to the strategy for hiring and retaining key people, aligned with the Company's Directors Policy. 3. Post-employment: values related to supplementary private pension. 4. Termination of position: termination payments for executives who left the Company in 2022, 2023 and 2024. 5. The figures presented consider the accrual basis and do not include charges.	1. The total number of members was established according to the 2024 Annual Circular Letter CVM/SEP. 2. The figures presented consider the accrual basis and do not include charges.	-
Total compensation	**20,679,416.80**	**169,821,574.02**	**1,789,927.88**	**192,290,918.70**

Total compensation for the fiscal year ended December 31, 2023 – Annual amounts

	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.25	9.06	5	27.31
Number of compensated members	13.25	9.06	5	27.31
Annual fixed compensation				
Salary or pro-labore	17,060,528.82	30,394,103.56	1,677,648.85	49,132,281.23
Direct and indirect benefits	0.00	2,375,142.84	0.00	2,375,142.84
Participations in Committees	3,904,964.89	0,00	0.00	3,904,964.89
Others	0.00	0.00	0.00	0.00
Variable compensation				
Bonus	0.00	52,190,490.84	0.00	52,190,490.84
Profit sharing	0.00	-	0.00	0.00
Participation in meetings	0.00	-	0.00	0.00
Committees	0.00	-	0.00	0.00

Others	0.00	760,598.05	0.00	760,598.05
Description of other variable compensations	0.00	Comment (2)	0.00	0.00
Post-employment	0.00	5,020,762.37	0.00	5,020,762.37
Termination of position	0.00	9,991,990.55	0.00	9,991,990.55
Share-based, including options	0.00	68,177,217.04	0.00	68,177,217.04
Comments	1. The total number of members was established according to the 2024 Annual Circular Letter CVM/SEP. The full members and alternate members compensated for participation in the Board of Directors' meetings are considered. 2. The compensation for participation in Committees only includes the participation of sitting directors, however, it does not include the R$152,913.41 paid in 2023 referring to the compensation paid to the alternate advisor, for his performance as a full member of the committee. 3. The figures presented consider accounting amount on an accrual basis and do not include charges.	1. The total number of members was established according to 2024 Annual Circular Letter CVM/SEP. 2. Additional bonuses linked to the strategy for hiring and retaining key people, aligned with the Company's Directors Policy. 3. Post-employment: values related to supplementary private pension. 4. The "Termination of position" field covers severance payments made to Executive Officers who have left the company in 2022 and 2023. 5. The values presented take into account the accrual basis and do not include charges.	1. The total number of members was established according to 2024 Annual Circular Letter CVM/SEP. 2. The figures presented consider the accrual basis and do not include charges.	-
Total compensation	**20.965.493,71**	**168.910.305,25**	**1.677.648,85**	**191.553.447,81**

Total compensation for the fiscal year ended on December 31, 2022 – Annual amounts

	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.42	9.59	5.00	28.01
Number of compensated members	13.42	9.59	5.00	28.01
Annual fixed compensation				
Salary or pro-labore	11,810,245.59	31,297,472.70	1,633,972.55	44,741,690.84
Direct and indirect benefits	0.00	3,028,612.56	0.00	3,028,612.56
Participations in Committees	6,235,544.05	0.00	0.00	6,235,544.05
Others	0.00	0.00	0.00	0.00
Variable compensation				
Bonus	0.00	45,527,161.57		

Profit sharing	0.00	0.00	0.00	45.527.161,57
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	14,779,564.81	0.00	14,779,564.81
Description of other variable compensations	-	Comment (4)	-	-
Post-employment	0.00	5,310,657.57	0.00	5,310,657.57
Termination of position	0.00	10,252,402.09	0.00	10,252,402.09
Share-based, including options	0.00	10,252,402.09	0.00	10,252,402.09
Comments	1. The total number of members was established according to the 2024 Annual Circular Letter CVM/SEP. The full members and alternate members compensated for participation in the Board of Directors' meetings are considered. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The figures presented consider the cash basis and do not include charges.	1. The total number of members was established according to 2024 Annual Circular Letter CVM/SEP. 2. Additional bonuses linked to the strategy for hiring and retaining key people, aligned with the Company's Directors Policy. 3. Post-employment: values related to supplementary private pension. 4. The "Termination of position" field covers severance payments made to Executive Officers who have left the company in 2022 and 2023. 5. The values presented take into account the accrual basis and do not include charges.	1. The total number of members was established according to 2024 Annual Circular Letter CVM/SEP. 2. The figures presented consider the accrual basis and do not include charges.	
Total da remuneração	**18.045.789,64**	**204.991.368,16**	**1.633.972,55**	**224.671.130,35**

8.3. Variable compensation

Forecast for the current reporting year (2025)

	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.50	6.17	5.33	25
Total number of members	0	6.17	0	6.17
Comments	Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2024 CVM/SEP.			
Regarding the bonus				
Minimum amount forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	57,201,696.00	0.00	57,201,696.00
Amount estimated in the compensation plan if the targets are met ("Target")	0.00	31,778,720.00	0.00	31,778,720.00
Regarding the profit sharing	-	-	-	-
Minimum amount forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount Forecast in the compensation plan if the targets are met	0.00	0.00	0.00	0.00

Forecast for the current reporting year (2024)

	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	**12.25**	9.17	5.08	26.50
Total number of members	0	9.17	0	9.17
Comments	Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2024 CVM/SEP.			
Regarding the bonus				
Minimum amount forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	76,503,048.00	0.00	76,503,048.00
Amount estimated in the compensation plan if the targets are met ("Target")	0.00	38,251,524.00	0.00	38,251,524.00
Amount effectively recognized in the result of the fiscal year.	0.00	49,038,822.88	0.00	49,038,822.88
Regarding the profit sharing	-	-	-	-

Minimum amount forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount Forecast in the compensation plan if the targets are met	0.00	0.00	0.00	0.00

Total compensation for the year ended December 31, 2023 – Annual amounts

	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.25	9.06	5	27.31
Total number of members	0	9.06	0	9.06
Comments	Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2024 CVM/SEP.			
Regarding the bonus				
Minimum amount forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	72,667,970.37	0.00	72,667,970.37
Amount estimated in the compensation plan if the targets are met ("Target")	0.00	34,690,521.72	0.00	34,690,521.72
Amount effectively recognized in the result of the fiscal year.	0.00	52,190,490.84	0.00	52,190,490.84
Regarding the profit sharing				
Minimum amount forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount Forecast in the compensation plan if the targets are met	0.00	0.00	0.00	0.00
Valor efetivamente reconhecido no exercício social	0.00	0.00	0.00	0.00

Year ended December 31, 2022				
	Board of Directors	**Executive Committee**	**Fiscal Council**	**Total**
Total number of members	13.42	9.59	5.00	28.01
Total number of members	0	9.59	0	9.59
Comments	Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2024 CVM/SEP.			
Regarding the bonus				
Minimum amount forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	84,729,984.86	0.00	84,729,984.86
Amount estimated in the compensation plan if the targets are met ("Target")	0.00	35,304,160.45	0.00	35,304,160.45
Amount effectively recognized in the result of the fiscal year.	0.00	45,527,161.57	0.00	45,527,161.57
Regarding the profit sharing				
Minimum amount forecast in the Compensation Plan	0,00	0,00	0,00	0,00
Maximum amount forecast in the compensation plan	0,00	0,00	0,00	0,00
Amount Forecast in the compensation plan if the targets are met	0,00	0,00	0,00	0,00
Valor efetivamente reconhecido no exercício social	0,00	0,00	0,00	0,00

8.4. Share-based compensation

The Company has two share-based compensation plans for the Executive Committee and the Non-Statutory Board: PSU, or performance shares and Matching, or restricted shares. None of the plans extended to members of the Board of Directors. None of the plans include the Company's stock options.

a. general terms and conditions

The main objectives of share-based compensation plans are: (i) to stimulate management performance on creating value and wealth for Vale; (ii) align the focus of the executives with shareholders' view to the extent that there will be gains for executives when there are also gains for the Company and its shareholders; (iii) reinforce the culture of long term sustainable performance; (iv) serve as a lever for talents retention and attraction.

The plans contribute to sustainability and maintenance of a level of competitiveness appropriate to the Company's business and are designed with the support of specialized consultancy, considering mainly international market movements, and incorporating the Company's performance factors into

the results achieved, such as the variation of shares prices, the Company's relative TSR performance vs. peer group, ESG metrics and, the ROIC indicator.

Performance Shares Units ("PSU")

The PSU is a long-term variable compensation plan, in the modality of Performance Shares, with duration cycles of 3 years, offered from the Senior Manager level, including the members of the Executive Committee and the Non-Statutory Officers.

For the purposes of calculating the number of share units to be granted to each participant of the program at the beginning of the cycle, the following is considered: (i) the monthly fixed fee of remuneration at the end of the year before the beginning of the cycle, (ii) the value for the program, according to the level and location of the participant in the previous year to the beginning of the cycle and (iii) the historical price of the shares issued by Vale in the last 60 trading sessions of the year prior to the beginning of the cycle, weighted by the volume of traded shares. and (iv) the estimated income tax rate of the participant's location in the previous year to the beginning of the cycle.

Below is a background of the PSU in Vale:

Year of cycle grant	2022	2023	2024
Modality		Performance Shares	
Performance Metric	TSR related 75% ESG 25%		TSR related 50% ESG 25% ROIC 25%
Vesting Period		3 years	
Dividends	Virtual dividends paid at the end of the cycle, conditioned to the performance metric.		
Award in		Real shares issued by the company	

Starting from the cycle initiated in 2021, the program award began to occur in real shares issued by the Company, and the possibility of additional payment of 'virtual dividends,' in a value equivalent to the dividends and/or Interest on Equity ("IE") distributed by the Company during the cycle period, considering the shares not yet received by the participants (unvested), paid in shares at the end of the cycle, also conditioned to the achievement of the performance factor of the program. The virtual dividends have as calculation base (i) the value paid per share in the distribution of dividends and/or JCP to shareholders during the duration of the cycle and (ii) the number of shares to which the participant will be entitled in the program award, after application of the adopted performance parameters.

Starting from cycle initiated in 2023, PSU eliminated the trigger linked to the Total Shareholder Return (TSR) indicator, further reinforcing the theme related to ESG in the program's performance.

Starting from cycle initiated in 2024, the metric of return on invested capital (ROIC) was included, with 25% weight, with the consequent reduction of the weight of the TSR relative indicator to 50%, aligning Vale's PSU even more with international market practices

Matching Program

The Matching Program is a long-term variable compensation incentive, in the form of Restricted Shares, based on the expected performance of the Company reflected in its market value and share price, with a three-year term. It is offered from the Supervisors, including members of the Executive Committee and Non-Statutory Officers, mandatory adhesion for the President and Executive Vice-Presidents of the Company.

Participants must use their own resources to acquire common stock shares issued by the Company (through purchase on the market or the use of shares that the participant already owns, unrelated to current cycles) and keep them in their possession during the 3-year cycle, so that they are eligible for the award.

For the purposes of calculating the number of shares to be granted to each participant at the beginning of the cycle, (i) the monthly fixed fee at the end of the previous year to the beginning of the cycle; (ii) the reference value for Matching, according to the level and location of the participant at the previous year; and (iii) the average purchase price of shares on the market, on the effective date of purchase.

After the 3-year cycle, participants who are still in the Company and hold these shares receive the program award, corresponding to at least the same number of shares originally acquired, plus the amount of Income Tax Withheld at Source, which is borne by the Company for the executive.

In addition to the awards at the end of each cycle, since 2019, the program has been carrying out additional payments of "virtual dividends", equivalent to dividends and/or IE distributed by the Company during the cycle, considering the shares not received by participants (unvested), paid in cash after distribution by Vale to its shareholders. The virtual dividends have as calculation basis: (i) the amount paid per share in the distribution of dividends and/or IE to the shareholders during the duration of the cycle; and (ii) the number of shares to which the participant will be entitled in the program award, which is at least 1:1 considering the number of shares acquired at the beginning of the cycle.

The participation of members of the Executive Committee in the Matching Program is mandatory, as well as their stay throughout the cycle, as long as they remain active in the Company.

b. approval date and responsible body

Vale's Board of Directors is responsible for resolving on the proposed adjustments, if any, to the Company's share-based compensation plans. Such adjustments shall be submitted to the approval of shareholders at Vale's General Meeting whenever necessary.

The most recent of the Matching and PSU plans were made by the Board of Directors on November 29, 2018, and December 22, 2022, respectively.

The Company proposes to review the Share-Based Compensation Plan approved at Vale's General Meeting in 2021, with the aim of making it more comprehensive, as per the proposal submitted for consideration by shareholders at the Ordinary and Extraordinary General Meeting to be held in 2025.

c. maximum number of shares covered

In PSU, the number of share units granted varies according to the fixed monthly amount (fees) of each executive, reference multiplier of the program (according to his/her level and location) and with the average price of the common shares issued by Vale, weighted by traded volume related to the 60 trading sessions prior to the grant.

In Matching, the number of shares varies according to the fixed monthly amount (fees) of each executive, the program's reference multiplier (according to the participant level and location) and the purchase price of shares in the market.

In both the PSU and the Matching programs, there is no established "ceiling" for the maximum number of shares covered.

d. maximum number of options to be granted

Not applicable. There is no granting of stock purchase options under the Company's stock-based compensation plans.

e. conditions for acquisition of shares

Not applicable. The stock-based compensation plans do not grant executives options to purchase shares of the Company.

f. criteria for setting the acquisition price or reporting year

Since the plans do not include the granting of stock purchase options, there is no need to discuss the setting of an acquisition price or exercise price for options.

Considering the Company's current plans:

In the PSU, for the definition of the reference price at the beginning of the cycle, it is considered the history of prices of the shares issued by Vale (weighted by traded volume) of the last 60 trading sessions of the year before the beginning of the cycle. To define the reference price at the end of the cycle (for award purposes), it is considered the average purchase price of shares in the market and/or price on the eve of the award in the case of shares transferred from the Treasury.

In Matching, in order to define the reference price at the beginning of the cycle, the average purchase price of Vale's shares is held on the market on the date of grant, and to set out the reference price at the end of the cycle (for award), the average purchase price of shares in the market, and/or price on the eve of the award in the case of shares transferred from the Treasury.

g. criteria for setting the acquisition term or reporting year

Not applicable. The stock-based compensation plans do not include the granting of stock purchase options; consequently, there is no exercise period.

In the PSU, since 2019, the cycles have a duration of three years and with full awards (100% at the end of the cycle). There may also be payment of virtual dividends, if there is a distribution of dividends or IE by Vale to its shareholders during the cycle period, which in this case will be made to

the participants along with the prize pool after the end of the cycle.

In Matching, the award is made at the end of the 3-year cycle, and there may also be payments of virtual dividends during the cycles, whenever there is a distribution of dividends or IE by Vale to its shareholders.

h. settlement form

After approval by the 2021 Ordinary and Extraordinary General Assembly, from the cycle started in 2021, the PSU is awarded in shares issued by the Company, at least the same number of shares initially granted, conditioned to the performance factor, at the end of the 3-year cycle, if he remains active in the Company.

In addition to the awards, the PSU provides payment for virtual dividends, which will be due whenever there is the distribution of dividends or interest on equity to its shareholders, over the cycle, and will be paid shares in an accrued manner at the end of the cycle.

In the Matching program, the executive is awarded shares issued by the Company, equivalent to at least the same number of shares initially included in the program, at the end of the 3-year cycle, if he/she remains active in the Company and in possession of the shares included in the program.

In addition to the award, the Matching program provides for partial payments related to virtual dividends, which will be made whenever there is a distribution of dividends or interest on equity to its shareholders, during the cycle, and will be paid in cash throughout the cycle.

i. restrictions on the transfer of shares

In Matching, the participant cannot negotiate, transfer or sell, during the 3-year cycle period, any share issued by the Company linked to the plan, under penalty of losing the right to the prize (Matching) at the end of the cycle

Considering the purposes of Matching is to expose the executive to the value of the shares issued by the Company during the period of each cycle and while the executive is active in the Company, operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, even if such shares were acquired outside the scope of the plan.

However, the shares delivered at the end of each cycle as a prize (Matching) are not subject to specific transfer restrictions, except for the need to observe the Mandatory Shares ownership rule or SOG, which is applied to the President and Executive Vice Presidents of the Company.

In the case of PSU, the beneficiary only receives shares of the Company at the end of 3 years, and they are delivered to the beneficiaries without specific transfer restrictions, except for the need to observe the mandatory share ownership rule or SOG, which is applied to the President and Executive Vice Presidents of the Company.

j. criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

In Matching, any transfer, negotiation or sale by the participant of shares issued by Vale, as well as any operation involving derivatives or rental of any shares owned by the participant linked to the plan, before the

end of the 3-year cycle, generates the termination of any rights to which he/she would be entitled under the program. This does not apply to PSU, as the beneficiary will only have access to the shares after 3 years.

There is also an extinction of PSU and Matching in the event of a request for voluntary dismissal or dismissal for just cause of the executive.

President and Executive Vice Presidents must also observe the mandatory share ownership or SOG rule and the Malus and Clawback rules.

k. effects of the departure of the officer from the issuer's bodies on his/her rights under the share-based compensation plan

As these are retention mechanisms, in case of departure on its own initiative (voluntary dismissal), the participant loses the right to receive any awards from the plans.

In case of termination or non-renewal of the contract by the Company, the participant receives the amounts to which he/she has already become entitled, in proportion to the period worked, as follows:

- **(i)** for members of the Executive Committee, they will be made only at the end of the cycles and based on the results (share price and performance metrics) that are determined at the end of the cycles, except in case of specific deliberations made by the Board of Directors individually; and
- **(ii)** for other participants, they will be made at the time of termination by the company and based on partial results (stock price and performance metrics) that are calculated in the month prior to the termination.

8.5. Share-based compensation (stock options)

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock purchase options.

8.6. Granting of stock options

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.7. Open stock options

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.8. Options exercised and shares obtained

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.9. Potential dilution by granting shares

Forecast for the current reporting year (2025)		
	Board of Directors	Executive Committee
Total number of members[1]	13.50	6.17
Number of compensated members[1]	–	6.17
Potential dilution in case of granting all actions to beneficiaries[2]	–	N/A

Forecast for the current reporting year (2024)		
	Board of Directors	Executive Committee
Total number of members[1]	12.25	9.17
Number of compensated members[1]	–	9.17
Potential dilution in case of granting all actions to beneficiaries[2]	–	N/A

Year ended December 31, 2023		
	Board of Directors	Executive Committee
Total number of members[1]	13.25	9.06
Number of compensated members[1]	–	9.06
Potential dilution in case of granting all actions to beneficiaries[2]	N/A	N/A

Year ended December 31, 2022		
	Board of Directors	Executive Committee
Total number of members[1]	13.42	9.59
Number of compensated members[1]	–	9.59
Potential dilution in case of granting all actions to beneficiaries[2]	N/A	N/A

[1] The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.

[2] There will be no dilution when granting shares to beneficiaries, as the Company uses shares held in treasury or shares acquired in the market, observing the current legislation, that is, the Matching and the PSU do not foresee the issuance of new shares within the scope of the plan and, thus, there is no potential dilution of shareholders.

For further information, see item 8.4 of this Reference Form.

8.10. Grant of shares

Executive Committee		
	Board of Directors [4]	Executive Committee
Total number of members[1]	13.50	6.17
Number of compensated members[1]	–	6.17
Grant date	N/A	03/26/2025
Number of shares granted[2]	N/A	166,687
Maximum deadline for delivery of shares	N/A	3 years from the grant
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant[3]	N/A	62.86
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	10,477,944.82

Year ended December 31, 2024		
	Board of Directors [4]	Executive Committee
Total number of members[1]	12.25	9.17
Number of compensated members[1]	–	9.17
Grant date	N/A	03/26/2024
Number of shares granted[2]	N/A	275,284
Maximum deadline for delivery of shares	N/A	3 years from the grant
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant[3]	N/A	60.0288
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	16.524.968,18

Year ended December 31, 2023		
	Board of Directors [4]	Executive Committee
Total number of members[1]	13.25	9.06
Number of compensated members[1]	–	9.06
Grant date	N/A	03/30/2023
Number of shares granted[2]	N/A	328,990
Maximum deadline for delivery of shares	N/A	3 years from the grant
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant[3]	N/A	81.5328
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	26,823,475.87

Year ended December 31, 2022

	Board of Directors [4]	Executive Committee
Total number of members[1]	13.42	9.59
Number of compensated members[1]	-	9.59
Grant date	N/A	03/30/2022
Number of shares granted[2]	N/A	266,785
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant[3]	N/A	96.0330
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	25,620,163.91

[1] Total number of members and number of paid members determined according to item 8.2, as provided in the 2024 Annual Circular Letter CVM/SEP.
[2] Within the scope of the Matching program, it refers to the number of shares acquired by executives with their own resources at the beginning of the cycle as a grant (award) of shares. For the year 2025, these are estimated/forecasted quantities of shares.
[3] Share price related to the grant of the Matching cycles each year. For the year 2025, this is still an estimated/forecasted share price.
[4] The compensation of the Board of Directors does not include variable compensation items and, therefore, there is no grant of shares.

For further information, see item 8.4 of this Reference Form.

8.11. Shares yielded

Year ended on December 31st, 2024		
	Board of Directors	**Executive Committee**
Total number of members[1]	12.25	9.17
Number of members receiving compensation[2]	-	9.17
Number of shares[3]	0.00	242,756
Weighted average purchase price[4]	0.00	N/A
Weighted average market price of the stock purchased[5]	0.00	66.71
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	0.00	-

[1] The total number of members corresponds to the annual average number of members of the referred administrative body, calculated monthly according to item 8.2.
[2] Number of members receiving compensation corresponds to the number of members linked to Matching Programs, as set out in the CVM/SEP Annual Circular Letter 2024.
[3] The number of shares refers to the number of shares delivered by the Company to the members of the Executive Committee as a reward for the Matching program that began in 2021. Virtual dividends not computed. This item considers only the Matching program, as the PSU is not a restricted stock plan and is therefore not reported in this item, even though starting in 2024 the PSU began awarding real shares.
[4] Item not applicable, considering that in Matching program, the shares are delivered without the beneficiary paying an acquisition price.
[5] Weighted average market price of the acquired shares considers that the Company's issued shares are acquired in the market.

Year ended on December 31st, 2023

	Board of Directors	Executive Committee
Total number of members[1]	13.25	9.06
Number of members receiving compensation[2]	-	9.06
Number of shares[3]	0.00	441,861
Weighted average purchase price[4]	0.00	N/A
Weighted average market price of the stock purchased[5]	0.00	85.33
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	0.00	-

[1] The total number of members corresponds to the annual average number of members of the aforementioned management body, monthly calculated according to item 8.2.
[2] Number of members receiving compensation corresponds to the forecast number of members linked to Matching, as set out in the CVM/SEP Annual Circular Letter 2024.
[3] Number of shares is the number of shares delivered by the Company to the members of the Executive Committee, as the award of the Matching program started in 2020. Virtual dividends not computed. This item considers only the Matching program, as the PSU is not a restricted stock plan and is therefore not reported in this item.
[4] Item not applicable, considering that in Matching program, the shares are delivered without the beneficiary paying an acquisition price.
[5] Weighted average market price of the stock purchased is considering that the shares issued by the Company are acquired on the market.

Year ended on December 31st, 2022

	Board of Directors	Executive Committee
Total number of members[1]	13.42	9.59
Number of members receiving compensation[2]	-	9.59
Number of shares[3]	0.00	335,585
Weighted average purchase price[4]	0.00	N/A
Weighted average market price of the stock purchased[5]	0.00	105.07
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	0.00	-

[1] The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
[2] Number of members receiving compensation corresponds to the number of members linked to the Matching program, as provided in the 2024 Annual Circular Letter CVM/SEP.
[3] Number of shares is the number of shares delivered by the Company to the members of the Executive Committee, as the award of the Matching program started in 2019. Virtual dividends not computed. This item considers only the Matching program, as the PSU is not a restricted stock plan and is therefore not reported in this item.
[4] Item not applicable, considering that in Matching program, the shares are delivered without the beneficiary paying an acquisition price.
[5] Weighted average market price of the stock purchased is considering that the shares issued by the Company were acquired in the market.

8.12. Information necessary to understand the data in items 8.5 to 8.11

Item not applicable in relation to items 8.5 to 8.8 of this Reference Form, considering that Vale's share-based compensation plans do not include the granting of stock options.

For the purposes of items 8.9 to 8.11, the shares delivered within the scope of Vale's Matching and PSU programs, remembering that PSU started delivering shares (awards) from the year 2024, referring to the cycle granted in 2021 (until the year 2023, PAV awards were made in cash).

The Company also clarifies that, to carry out the awards from the Matching and PSU program, it can use shares directly on the market or treasury shares.

The information on the number of shares delivered and weighted average price, reported in item 8.11, consists of the total number of shares that were awarded by the Company to members of the Executive Committee in the year in question, through the Matching program, as described in item 8.4 of this Reference Form.

8.13. Shares held by each body

Shareholders as of December 31, 2024	ON
Board of Directors[1]	83,545
Executive Committee	614,248
Fiscal Council	17,064
Total[2]	714,857

[1] *Does not include 37,314 shares in American Depositary Receipts ("ADRs"), on the New York Stock Exchange, issued by Vale.*
[2] *Does not include 37,314 shares in ADRs, on the New York Stock Exchange, issued by Vale.*

8.14. Pension plans

According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed compensation, into Valia – Fundação Vale do Rio Doce de Seguridade Social ("Valia"), or in another supplementary pension plan at the choice of the member of the Executive Committee.

In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions.

Valia	Board of Directors	Executive Committee	Total
Number of members[1]	–	11 members	–
Total number of paid members	-	11 members	-
Name of the Plan	-	Benefit Plan Vale Mais	-
Number of administrators who qualify for retirement	-	7, of whom (i) 6 per Normal Retirement Income and (ii) 1 per retirement.	-
Conditions for early retirement	–	be at least 45 years of age; to have at least 5 years of uninterrupted enrollment with Valia, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct – to the Vale Mais Plan); have terminated the employment contract with the sponsor or have lost the status of manager.	–

Updated amount of accumulated contributions in the pension plan until the end of the last reporting year, minus the portion related to contributions made directly by the administrators[2]	-	R$16,521,204.71	-
Accumulated total amount of contributions made during the last reporting year, minus the portion related to contributions made directly by the administrators[3]	-	R$2,837,720.94	-
Possibility of early redemption and conditions	-	The active participant who, on the date of termination of his employment contract with the sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored payer or co-participant, or opt for the portability and is not using the benefit of the Vale Mais Plan shall be eligible to receive the redemption. The redemption value will be equal to 100% of the participant's account + 1% of the sponsor's account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that account.	-

[1]Corresponds to the number of directors and officers, as applicable, linked to the retirement plan, as provided for in Annual Circular Letter 2024 CVM/SEP.
[2]Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2024, considering 9 participants who had a balance on this date.
[3]Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the reporting year of 2024.

8.15. Minimum, average and maximum compensation

Board of Directors	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2024	12.25	12.25	3,367,516.42	1,166,025.68	1,690,663.61
2023	13.25	13.25	2,752,998.17	902,521.11	1, 593,842.05
2022	13.42	13.25	2,578,118.67	759,315.96	1, 593,842.05

[1]The members of the Board of Directors with the highest and lowest individual compensations were compensated for twelve months in the period. It does not consider charges and considers participation in committees for effective members.

Executive Committee	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2024	9.17	9.17	51,806,516.93	7,578,474.91	18,525,989.89
2023	9.06	9.06	52,679,121.47	6,962,648.60	18,643,521.55
2022	9.59	9.59	59,948,669.98	7,351,596.64	21,375,533.70

[1]Amounts without charges.
[2]For the lowest individual remuneration, members with less than 12 months of activity in the Company in the year of exercise were disregarded, according to the guidance of the 2024 Annual Circular Letter CVM/SEP.
[3]The average remuneration refers to the total amount recognized in the fiscal year related to members of the Executive Committee, divided by the count of paid members in the same year, according to the guidance of the 2024 Annual Circular Letter CVM/SEP.

Conselho Fiscal	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2024	5.08	5.08	352,116.96	352,116.96	352,116.96
2023	5.00	5.00	335,529.77	335,529.77	335, 529.77
2022	5.00	5.00	326,794.51	326,794.51	326,794.51

[1]Amounts without charges. The members of the Fiscal Council with the highest and lowest individual compensation were compensated for 12 months in the period.

8.16. Mechanisms for compensation/indemnification

The severance package for the members of the Company's Executive Committee considers values set individually for indemnity and non-competition (unavailability period), in such a way that, within a pre-established range (in number of base monthly fees of the executive). It is up to the Board of Directors to deliberate on the exact amount to be granted to each executive, both for indemnity and non-competition (including the latter not being applicable), which allows the Company to establish indemnity amounts compatible with the complexity of the position, maturity of the executive in the role and performance in the conduct of results.

Severance payments also consider the payment of short and long term variable compensation programs that are in effect at the time of the executive's dismissal, which are paid proportionally to the period worked.

Additionally, executives may also benefit from medical and dental assistance and hospital care provided by the Company for up to 12 months after termination, including dependents, provided that the non-competition agreement is respected in the event of a decision to apply it by Vale's Board of Directors.

Vale does not enter into any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnity mechanisms in case of dismissal from office with the members of the Board of Directors and the members of the Fiscal Council, other than those described in this Reference Form.

8.17. Percentage related parties in compensation

	2025 (forecast)	2024	2023	2022
Board of Directors	N/A	N/A	N/A	N/A
Executive Committee	N/A	N/A	N/A	N/A
Fiscal Council	N/A	N/A	N/A	N/A

8.18. Compensation – Other functions

There was no payment in the last 3 social years, and there is no provision for payment for the current reporting year, compensation for members of the Board of Directors, the Executive Committee or the Fiscal Council for any reason other than the functions they hold.

8.19. Recognized compensation of the controlling shareholder

Members of Vale's Board of Directors who also act as administrators of Vale's controlled subsidiaries are remunerated directly by the controlled subsidiary for the performance of their duties in the administration of said company, as follows:

Forecast for the fiscal year 2025:

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	–	–	–	–
Subsidiaries of the issuer	R$417,600.00	–	–	R$417,600.00
Companies under common control	–	–	–	–

Fiscal year ended on 12/31/2024:

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	–	–	–	–
Subsidiaries of the issuer	R$255,109.69	–	–	R$255,109.69
Companies under common control	–	–	–	–

Fiscal year ended on 12/31/2023:

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	–	–	–	–
Subsidiaries of the issuer	R$52,132.42	–	–	R$52,132.42
Companies under common control	–	–	–	–

Fiscal year ended on 12/31/2022:

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect controllers	–	–	–	–
Subsidiaries of the issuer	–	–	–	–
Companies under common control	–	–	–	–

8.20. Other relevant information

The Company clarifies that, regarding the total annual compensation amount of R$195.4 million proposed for the year 2025, the forecast for Vale's CEO is approximately R$32.9 million (US$5.7 million).

Exhibit V

SHARE-BASED COMPENSATION PLAN

VALE S.A. proposes to revise the Share-Based Compensation Plan approved at the Ordinary and Extraordinary General Meetings held on April 30, 2021, with the aim of making it more comprehensive, including other remuneration preserving certain essential objectives, such as:

- To focus management efforts on creating long-term, sustainable value for Vale, aligning the interests of executives and shareholders;
- To encourage the retention of the company's senior leadership; and
- To stimulate the exposure of participants to Vale's business risks, reflected (i) in the Share value over time and (ii) in performance conditions that leverage (or reduce) the award to Participants, based on performance indicators defined by the Board of Directors related to Vale's strategic pillars, such as TSR (Total Shareholder Return), ROIC (Return On Invested Capital) and ESG (Environmental, Social and Governance) indicators, focused on Health and Safety and Sustainability indicators over the cycle period, with market and financial indicators having the greatest weight in the composition of performance.

The Plan will cover not only the concept of Performance Shares, but also Restricted Shares, considering spot incentives for these modalities.

- It is worth highlighting the updating points identified and included in the proposed Plan:
- The concept of "Performance Shares" linked to spot incentives and "Restricted Shares" makes the Plan more robust as an element for retaining, attracting and leveraging sustainable results;
- To reinforce the sense of "company owner" on the participants;
- To reinforce a culture of long-term sustainable performance;
- To increase Vale's capacity to retain its talents and attract high-performance employees; and
- To provide flexibility to use multiple concepts, effectively addressing specific situations.

SHARE-BASED COMPENSATION PLAN SHARE-BASED COMPENSATION PLAN

Annex B – CVM Resolution No. 81

1. Provide a copy of the proposed Plan
Presented in Appendix A.

2. Inform the main characteristics of the proposed Plan, identifying:
Vale S.A.[1] ("Vale" or "Company") will have a Share-Based Compensation Plan[2] ("Plan"), which includes Performance Shares and Restricted Shares, including programs linked to spot incentives, for Directors[3] and Vale´s employees and of certain entities and controlled or affiliated companies of the Vale System ("Participants").

The proposal presented aims to create a more comprehensive Share-Based Compensation Plan, including remuneration models in the concept of Performance Shares (Performance Share Unit Program – PSU) and Restricted Shares (Matching Program), including Performance Shares and Restricted Shares programs linked to spot incentives, in all cases allowing the payment of awards in real Shares issued by the Company at market price.

- Performance Shares: long-term incentive based on Shares in which the number of Shares to be granted, after the three-year cycle, is realized only if certain Vale´s performance conditions are met. At Vale, this incentive is called Performance Share Unit Program – PSU. In addition, other Performance Shares programs linked to spot incentives for attraction, retention and/or spot incentives that involves relevant deliveries and projects or other initiatives that meet specific performance needs or bring differentiated value to the Company may be used.

- Restricted Shares: long-term incentives in which the Participant must acquire a certain number of Shares, using their own resources, and/or transferring Shares they own[4] and remain with the Company for a certain period and keep the Shares under their ownership for the duration of the Program, to receive Shares at the end of the cycle. This incentive is called the Matching Program. In addition, other Restricted Share programs linked to spot incentives for attraction, retention and/or incentives that involves relevant deliveries and projects or other initiatives that meet specific performance needs or bring differentiated value to the Company may be used.

[1] *Vale S.A. and certain entities and controlled or affiliated companies of the Vale System, generically referred to in this document as Vale or the Company.*
[2] *Shares means shares issued by Vale traded on B3 S.A. – Brasil, Bolsa, Balcão in Brazil and American Depositary Receipts ("ADRs") issued by Vale traded on the New York Stock Exchange.*
[3] *Directors means members of Vale's Executive Committee or members of the statutory board or equivalent in certain entities and controlled or affiliated companies of the Vale System included in the Plan.*
[4] *Shares that are vested and clear and not linked to active programs.*

2.a. Potential beneficiaries

Participants who meet the conditions described below will be eligible for the Plan:

- **Performance Share Unit Program – PSU:** be active and working at Vale and/or certain entities and controlled or affiliated companies of the Vale System on December 31 of the year prior to the grant and on the date of delivery of the Grant Letter for each cycle, according to salary range / positions (senior manager to Executive Committee members).

- **Restricted Shares – Matching Program:** be active and working at Vale and/or certain entities and controlled or affiliated companies of the Vale System on December 31 of the year prior to the grant and on the grant date stipulated for each cycle, according to salary range / positions. Employees, from supervisors up to directors, must be indicated to participate by the immediate leadership and formally accept the conditions of the program. The participation of members of the Executive Committee in the Matching Program is mandatory throughout the Cycle.

For other Performance Shares and Restricted Shares programs, spot incentives related to attraction, retention and initiatives that involve relevant deliveries and projects, or that meet specific performance needs and bring additional value to the Company, must have their participation and grant rules defined in the grant conditions. For Directors, the grant conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy.

2.b. Número máximo de opções a serem outorgadas

Not applicable, as the Plan does not grant options, it provides the grant of the right to future awards in Shares.

2.c. Maximum number of Shares covered by the Plan

The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the shares representing the Company's Capital Stock. On 06/30/2024, the total number of representative Shares corresponded to 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 22,695,037 (twenty- two million, six hundred and ninety-five thousand and thirty-seven) Shares. In addition, the limit of 0.1% of the Company's Capital Stock per fiscal year must also be considered. Based on the number of Shares that make up the Company's Capital Stock on 06/30/2024, the total number of Shares covered by the Plan in each fiscal year may be up to 4,539,007 (four million, five hundred and thirty-nine thousand and seven) Shares.

2.d. Acquisition Conditions

The receipt of Shares and the number of Shares to be received by Participants is subject to the following criteria:

- **Performance Share Unit Program – PSU:** achievement of indicators[5] previously approved by the Board of Directors, with pre-defined weights, considering that in the composition of performance, market and financial indicators are the most prevalent. These performance

[5] *The change in the indicators/composition of the performance condition must be approved by Vale's Board of Directors.*

indicators must be related to Vale's main strategic themes, such as TSR (Total Shareholder Return), ROIC (Return On Invested Capital) and ESG (Environmental, Social and Governance) indicators, focused on Health and Safety and Sustainability indicators during the cycle period;

- **Restricted Shares - Matching Program:** be compliance with the conditions for remaining in the Program. The participation of Executive Committee members in the Matching Program is mandatory for the entire duration of the Cycle, investing with their own resources and/or transferring Shares they already own. Other employees need to be indicated to participate by their immediate leadership, formally accept to the conditions of the program and invest with their own resources and/or by transferring Shares they already own.

- For other Performance Shares and Restricted Shares programs, linked to spot incentives, the guidelines established will be in the grant conditions. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy.

2.e. Detailed criteria for setting the exercise price

The purpose of the Plan is to deliver Treasury Shares from a buyback program or by purchasing Shares in the market on behalf of Participants eligible for the award.

As indicated, this is not, therefore, a Stock Option Plan, in the terms of art. 168, § 3 of the Brazilian Law no. 6,404/76, but rather a share-based compensation plan that involves the delivery of shares, held in Treasury from a buyback program or through the purchase of Shares in the market on behalf of the Participants eligible for the award, subject to applicable legislation. This considered, there is no fixing of the acquisition or exercise price.

2.f. Criteria for fixing the exercise period

Not applicable as this is not a stock option plan, in the terms of art. 168, § 3 of the Brazilian Law no. 6,404/76, but a long-term incentive program plan that implies the delivery of shares.

Generally speaking:

- Performance Share Unit Program - PSU and Restricted Shares - Matching Program: minimum 3-year period

- For other Performance Shares and Restricted Shares programs, linked to spot incentives as guidelines established in grant conditions. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy.

2.g. Form of settlement of options

Not applicable as this is not a stock option plan, in the terms of art. 168, § 3 of the Brazilian Law 6.404/76, but a long-term incentive program plan that implies the delivery of Treasury Shares from a buyback program or even through the purchase of Shares in the market on behalf of the Participants eligible for the award, subject to applicable legislation.

2.h. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the Plan

In the event of dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company, in which the Company is not the remaining company or, if it is the remaining company, its Shares are no longer admitted to trading on the stock exchange, the Cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be cancelled or remodeled; or (iii) be held and settled in cash. In the event of the Company's judicial reorganization, the Board of Directors may also determine the total or partial cancellation of the Plan or the change of the Programs of this Plan regarding the level of eligible employees, the components of the Participant's reference value, the duration of the cycle and the performance condition.

3. 3. Justify the proposed Plan, explaining:

3.a. The main objectives of the Plan

The Plan aims to: (a) focus management efforts on creating sustainable, long-term value for Vale, aligning the interests of Participants and shareholders; (b) align Vale's strategic objectives with the internal practices of the company's leadership; (c) bring Vale into line with current international market practices; (d) encourage the retention of the company's leadership; and (e) attract high-performing employees from the market.

3.b. The way the Plan contributes to these objectives

The Plan is an important component in the Company's total compensation strategy, ensuring competitiveness with the market and maintaining Participants´ engagement in achieving the Company's performance and result conditions, as it will create the possibility for executives and employees to receive long-term incentives through Shares based on the achievement of strategic goals and aligning this benefit with the interests of shareholders in generating long-term value.

3.c. How the Plan fits into the company's compensation policy

According to Vale's Directors Policy applicable to Directors/executives reporting directly to Vale's Board of Directors and according to the Human Resources Standard applicable to employees, compensation consists of fixed remuneration, short-term variable compensation and long-term variable compensation. For Directors, remuneration must be linked to (i) economic and financial results achieved, (ii) the company's market value, (iii) Vale's key behaviors, and (iv) ESG metrics - Environmental, Social and Governance.

The Plan is a Vale initiative that aims to offer managers and employees a package aligned with the practices, trends and conditions prevailing in the market and with a focus on the main strategic pillars of the Company. It is outlined with specific purposes and rules that make up an important part of the long-term award of the body of leaders of the company aligned with the interests of shareholders, focusing on sustainable results and generation of long-term value, in the valuation of the Company's Shares, the retention of leadership and the attraction of high-performance employees.

3.d. How the Plan aligns the interests of the beneficiaries and the company in the short, medium and long term

The Plan aims to focus management efforts on creating sustainable, long-term value for Vale, aligning the interests of Participants and shareholders, in addition to encouraging the recruitment of high-performance executives and employees and the retention of the company's leadership.

The duration of the long-term Share-based Incentive Programs favors the retention of Participants during this period.

4. Estimate the company's expenses resulting from the Plan, according to the accounting rules that address this matter

The maximum number of Shares that will be subject to the Plan remains the same and cannot exceed 0.5% of the shares representing the Company's Capital Stock. On 06/30/2024, the total number of representative Shares corresponded to 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 22,695,037 (twenty-two million, six hundred and ninety-five thousand and thirty-seven) Shares.

In addition, the limit of 0.1% of the Company's Capital Stock per fiscal year must also be considered. Based on the number of Shares that make up the Company's Capital Stock on 06/30/2024, the total number of Shares covered by the Plan in each fiscal year may be up to 4,539,007 (four million, five hundred and thirty-nine thousand and seven) Shares.

APPENDIX A

SHARE-BASED COMPENSATION PLAN

Rewarding the Generation of Long-Term Value

1. About Incentives

As part of Vale's initiative to offer its managers and employees a package remuneration aligned to the practices, trends and conditions prevailing in the market and focused on the company's main strategic pillars, the company makes use of Share-Based Compensation Programs with specific purposes and rules that make up an important part of the long- term compensation of the company's body of leaders aligned to the interests of the shareholders, focusing on sustainable results and long-term value creation.

The Programs are a long-term reward mechanism offered to employees and Directors of Vale, who meet the eligibility conditions for participation. The incentives are governed by the criteria and rules established in this Plan and are intended to:

- Focus management efforts on creating sustainable, long-term value for Vale, aligning the interests of Participants and shareholders;
- Stimulate the exposure of participants to Vale's business risks, reflected (i) in the Share value over time and (ii) in performance conditions that leverage (or reduce) the award to Participants, based on performance indicators related to Vale's Strategic pillars, with market and financial indicators having the greatest weight in the composition of performance;
- Increase Vale's capacity to attract and retain talent and senior leadership;
- Stimulate the feeling of "company owner" on the participants; and
- Reinforce a culture of long-term sustainable performance

1.1. Eligibility conditions

Directors[6] and employees of Vale and of certain entities and controlled or affiliated companies of the Vale System who meet the conditions described below will be eligible to participate in the Long-Term Incentives:

- **Performance Share Unit Program - PSU:** be active and working at Vale and/or certain entities and controlled or affiliated companies of the Vale System on December 31 of the year prior to the grant and on the date of delivery of the Grant Letter for each cycle, according to salary range / positions (senior manager to Executive Committee members);
- **Restricted Shares - Matching Program:** be active and working at Vale and/or certain entities and controlled or affiliated companies of the Vale System on December 31 of the year prior to the grant and on the grant date stipulated for each cycle, according to salary range / positions.

[6] Directors means members of Vale's Executive Committee or members of the statutory board or equivalent in certain entities and controlled or affiliated companies of the Vale System included in the Plan.

Employees, from supervisors up to directors, must be indicated to participate by the immediate leadership and formally accept the conditions of the program. The participation of members of the Executive Committee in the Matching Program is mandatory throughout the Cycle.

- For other Performance Shares and Restricted Shares programs, linked to spot incentives, eligibility will be in the grant conditions. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy

1.2. Key Features

The main features are specified below:

- The Plan is based on Vale Shares traded on B3 S.A. - Brasil, Bolsa, Balcão ("B3") in Brazil, or ADRs (American Depositary Receipts) issued by Vale traded on the New York Stock Exchange ("NYSE") in the United States;

- Each Cycle lasts at least 3 years for Matching and PSU Programs and a specific period according to the guidelines for other incentives that use the concept of Performance Shares and Restricted Shares, linked to spot incentives;

- In the event of the payment of dividends and/or interest on equity by Vale, Participants in the PSU and Matching Programs will be entitled to "Virtual Dividends", which is a value related to the result of the number of Shares that the Participant will be entitled as an award at the end of the Cycle. This payment will be made in Shares at the same time as the award for each Cycle for the PSU Program and in cash throughout the period of each Cycle for Matching Program. For other Performance Shares and Restricted Shares programs linked to spot incentives, "Virtual Dividends" will only be paid if defined in the grant conditions;

- In the Matching Program, Participants acquire Vale Shares, using their own resources and/or transferring Shares they already own. For the award paid by Vale at the end of the Cycle, Participants must keep the Shares in their entirety and under their ownership throughout the duration of the Cycle, in the authorized brokers of the Program.

- The award may take place:

  - after the end of the Cycle and subject to the achievement of the cycle's performance condition for the PSU Program, including the "Virtual Dividends" and the income tax withheld at source, via payroll gross-up, in compliance with the legislation in force;

  - after the end of the Cycle and on the condition of at least 1:1 of the shares that each Participant holds at the time of the award for the Matching

  - Program, also including income tax withheld at source, via gross-up in the payroll, in compliance with the legislation in force;

  - according to the grant conditions defined for each Participant in the case of other Performance Shares and Restricted Shares programs, linked to spot incentives. For Directors, the conditions

will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy.

- The number of Shares granted for the participation by each Director and eligible employee will be established based on the Participant's Reference Value and the Grant Share Price.[7]

1.3. Plan Administration

All the incentives in this Plan will be managed directly by the Board of Directors for the Directors. For other employees, the incentives will be managed in accordance with their own administrative policy.

The Board of Directors may also determine the total or partial cancellation of the Plan or change the Programs of this Plan about the level of eligible employees, the components of the Participant's reference value, the duration of the cycle and the performance condition.

At the launch of each Cycle for the Matching and PSU Programs, Vale will send each Participant the manual for these Cycles as well as the grant notices with the number of shares that will be the basis of the award after the end of each Cycle, since the conditions for remaining in each program are maintained. The other programs based on Performance Shares and Restricted Shares, linked to spot incentives, will follow the guidelines for the grant conditions. For Directors, the conditions will be established by the Board of Directors; for employees, the guidelines for the grant conditions will be established in their own administrative policy.

The Company may, for the purposes of managing this Plan, hire securities broker, which shall be used by the Participants to receive the award.

Important notes:

In the event of (a) dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company or Vale System Company, in which the Company and/or Vale System Company is not the remaining company or, if it is the remaining company, its shares are no longer admitted to trading on the stock exchange, (b) a change in the shareholding control of a subsidiary of the Company, the Cycles in force, at the discretion of the Board of Directors, may: (i) be transferred to the successor company; (ii) be cancelled[8] or remodeled; or (iii) be held and settled in cash. In the event of the Company's judicial reorganization, the Board of Directors may also determine the cancellation of the Plan or its remodeling.

[7] See details of the Reference Value and Grant Price in 3 Granting of the right to the Share Award.
[8] In the event of cancellation, payment will be made pro rata for the number of months worked in the cycle at the company, until the event of (a) dissolution, transformation, incorporation, merger, spin-off or reorganization involving the Company or Vale System Company

1.4. Plan Term

The Plan will come into force with its approval by the Company's General Meeting of Shareholders and will remain in force until the total limit of Shares mentioned in the first paragraph of item 5.3 below is reached. It will be up to Vale's Board of Directors to determine the total or partial cancellation of the Plan or change the Programs of this Plan, about the level of eligible employees, the components of the Participant's reference value, the duration of the cycle and the performance condition.

2. 2. Performance Condition and Indicators Applied to Incentives[9]

The performance condition, which is the basis for the award to be paid in the PSU Program, is defined based on performance indicators related to Vale's strategic pillars, such as TSR (Total Shareholder Return), ROIC (Return On Invested Capital) and ESG (Environmental, Social and Governance) indicators, focused on Health and Safety and Sustainability indicators over the period of the cycle, with market and financial indicators having the greatest weight in the composition of performance. In the case of the other programs based on Performance Shares and Restricted Shares, linked to spot incentives, for Directors and employees the performance conditions and indicators will be established by the Board of Directors or in a specific administrative policy, respectively.

3. 3. Granting of the right to Share Awards

The Incentives are based on the granting of the right to award Vale´s Shares:

- VALE3, traded on B3, for Participants in Brazil; and
- VALE ADR (American Depositary Receipts) issued by Vale backed by Shares, traded on the NYSE, for Participants allocated outside Brazil.

3.1. 3.1. Participant's Reference Value

The Reference Value for granting the PSU and Matching Incentives, calculated for each eligible employee, will be established based on the following criteria: (i) the base salary, (ii) the salary range, (iii) the location in which he/she is allocated and/or the companies in which he/she is active; (iv) the Participant's estimated Individual Income Tax rate as of December 31 of the year prior to each Cycle grant (only for the PSU). In the case of the other programs based on Performance Shares and Restricted Shares, linked to spot incentives, for Directors, the reference value will be established by the Board of Directors; and for employees it will be established in their own administrative policy.

3.2. Grant Share Price

For the PSU, the grant price of each Cycle will be defined based on the average price of the Share weighted by the volume traded in the last 60 (sixty) trading sessions of the year prior to the grant, on the respective Exchange (B3 or NYSE).

For Matching, the grant price will be the purchase price of the Share on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão for Participants in Brazil, and NYSE for Participants abroad) on the day defined for the grant Program.

[9] *In case of changes, the new payment factor must be approved by the Board*

In the case of the other programs based on Performance Shares and Restricted Shares, linked to spot incentives, the grant price will be defined in the grant conditions, according to market value.

3.3. Number of Shares Granted

The number of Shares granted will be established based on the Participant's Reference Value divided by the Grant Share Price.

For Participants in Brazil, the Reference Value and Grant Share Price will be used in Reais, and for Participants outside Brazil, they will be used in US Dollars.

4. Virtual Dividends

In the event of payment of dividends and/or interest on equity by Vale, Participants in the Matching Program and the PSU Program will be entitled to "Virtual Dividends", which is a value related to the result of the number of shares that the Participant will be entitled to as an award at the end of the Cycle, equivalent to and of the same net amount per Share of dividends/interest on equity paid to Vale's shareholders during the Cycle period. The net amount to be paid will be calculated based on the dividends/interest on equity amount per Share paid during the Cycle period of the Matching and PSU Programs, in the number of Shares targeted for the award. For the PSU Program, payment will be in Shares, at the time of the award and on the condition of the Program's performance. For Matching, the net Shares linked to spot incentives, "Virtual Dividends" will only be paid if defined in the grant conditions.amount to be paid will be calculated based on the amount of dividends/interest on equity per Share, in the number of Shares that the employee holds relating to the Matching Program on the record date. Participants will receive this amount deposited in cash, in a period close to the payment of dividends/interest on equity to the market and in the same currency as they receive their salary through the regular local process of the local payroll, i.e. in the same bank account in which their salary is paid. For programs based on Performance Shares and Restricted

5. Award at the end of the Cycle

5.1. 5.1. Award Payment Date

For the PSU Program, the Shares awarded will be delivered after full years of the complete Cycle and if the performance condition is met. For the Matching Program, Participants must keep the Shares in their entirety and under their ownership for the entire duration of the Cycle, with the Program's authorized brokers.

For programs based on Performance Shares and Restricted Shares, linked to spot incentives, the Participant will receive as established in the grant conditions defined in the contract signed by the Participant with the Company.

Only Vale employees and Directors who were eligible for the grant of Shares and who remained within the period and under the conditions defined for each incentive will be entitled to the award.

5.2. Award payment at the end of the Cycle

For the PSU Program, at the end of the Cycle, Participants who are eligible for the award will receive from Vale, in Shares, (i) the number of Shares scope of the award (result of the application of the performance factor, to the Shares initially granted); and (ii) virtual dividends related to the number of Shares within the scope of the award (which will also have the performance factor applied). In addition, income tax withheld at source (gross- up) will also be included.

For the Matching Program, Directors and employees eligible for the award will receive a payment in Shares/ADRs acquired in their name and, at a minimum, equivalent to 1:1 to the shares that each Director and employee owns at the time of the award, also including withholding income tax, via payroll gross-up, in compliance with the legislation in force, and the Board of Directors may approve levers annually.

For programs based on Performance Shares and Restricted Shares, linked to spot incentives, the payment will be according to the grant condition defined in the contract stablished with the Participant.

The Shares that are the object of the award will be credited to the Participant's account at the accredited brokers, via Shares held in Treasury from a buyback program or by purchasing Shares on the market on behalf of the Participants eligible for the award, subject to the applicable legislation[10]

Important notes:

The Board of Directors may determine the suspension of the award whenever there are situations that, under the terms of the law or regulation in force, restrict or prevent the trading of Shares by the participants of the Plan.

Until the date on which the award is made, participants will not have any rights and privileges of the Company's Shareholders such as voting rights and the right to receive dividends and interest on equity.

5.3. Maximum number of Shares covered by the Plan

The maximum number of Shares that will be subject to the Plan cannot exceed 0.5% of the shares representing the Company's Capital Stock. On 06/30/2024, the total number of representative Shares corresponded to 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) of Shares issued by Vale. Thus, the total number of Shares covered by the Plan is limited to 22,695,037 (twenty- two million, six hundred and ninety-five thousand and thirty-seven) Shares.

In addition, the limit of 0.1% of the Company's Capital Stock per fiscal year must also be considered. Based on the number of Shares that make up the Company's Capital Stock on 06/30/2024, the total number of Shares covered by the Plan in each fiscal year may be up to 4,539,007 (four million, five hundred and thirty-nine thousand and seven) Shares.

[10] *Except for employees working in China and Australia, who, for legal/tax reasons, will have their award made in cash with a value corresponding to the same number of shares covered by the award and the virtual dividends.*

6. Early Prepayment during the Cycle[11]

The following conditions define what will happen if the Participant leaves Vale during the term of each incentive cycle.

6.1. Resignation or Resignation for Just Cause

The Participant will not be eligible for any awards upon termination.

6.2. Dismissal at Vale's Initiative or Retirement or Mutual Agreement

For each Cycle of the Matching and PSU Programs, the Participant will receive the cash award upon termination and prorated to the number of months he/she has been working at Vale during the Cycle, except for Directors whose prorated award will be paid only after the end of the Cycle or as the negotiated terms and at the time of termination approved by de Board of Directors.

Programs based on Performance Shares and Restricted Shares, linked to spot incentives, must comply with the granting conditions established by the Board of Directors for Directors and for employees, as established in a specific administrative policy.

6.3. Expatriation or Repatriation

For each Cycle of the Matching and PSU Programs, the Participant will receive part of the award in cash, at the time of their expatriation or repatriation, and prorated to the number of months they have been working at Vale during the Cycle. Other programs based on Performance Shares and Restricted Shares, linked to spot incentives, must comply with the granted conditions established by the Board of Directors for Directors and for employees, as established in their own administrative policy.

The Shares originally granted, and scope of this payment lose the link with the program. The remaining Share balance will continue to the Matching and PSU Programs and will be eligible for the award in Shares at the end of the Cycle.

6.4. Dismissal due to Death or Retirement due to Disability

For each cycle of the Matching and PSU programs, the retiree or their legal heirs will receive the full amount of the award, in cash.

6.5. Change of Control or Divestiture of Vale's Shareholding

For the Matching and PSU Programs, the Participant who works in a controlled or affiliated company that undergoes a change of control or sale of Vale's stake, will receive, for each Cycle, a cash award in prorated to the number of months in which he/she has been working, during the Cycle, in said company to date the change of control of the controlled or affiliated company or the sale of Vale's interest. For the programs based on Performance Shares and Restricted Shares, linked to spot incentives, it will be in accordance with the grant conditions established by the Board of Directors for Directors and for employees, as established in their own administrative policy.

[11] *Exceptions must be approved by the Board of Directors.*

Exhibit VI

NOMINATION AND GOVERNANCE COMMITTEE
OF VALE S.A.

FINAL NOMINATION REPORT FOR THE
2025 ANNUAL SHAREHOLDERS' MEETING

February 21, 2025

TABLE OF CONTENTS

I. INTRODUCTION

The purpose of this Report is to present the results of the discussions and recommendations of the Nomination and Governance Committee of Vale S.A. ("Committee" and "Vale" or "Company", respectively) related to the composition of Vale's Board of Directors, aiming the election of said collegiate body that will take place at the Company's Annual Shareholders' Meeting to be held on April 30, 2025 ("2025 AGO") for the 2025-2027 term of office.

Please note that the conclusions of this Report reflect the independent judgment of the Committee members, to be analyzed by the Board of Directors prior to its disclosure.

a. Nomination and Governance Committee's Context

During the second half of 2024, the Committee conducted discussions and debates focused on the proposal for the composition of the Board of Directors for the 2025-2027 term, in an ordinary manner, aligned with its Work Plan.

In parallel to these discussions, the Committee also debated the reconstitution of the board in light of two vacant positions, with this process culminating in the election of two new Directors at an Extraordinary General Meeting held on November 14, 2024.

The concurrence of these two processes resulted in the mutual benefit of discussions and reflections on opportunities for the continuous evolution and improvement of the Board, including considering the results of the latest effectiveness evaluation process of the board and its Advisory Committees, as detailed later, which involved the participation not only of Board members but also of the Company's Executive Committee.

Additionally, the Committee Coordinator, Chairman of the Board of Directors, conducted roadshows and meetings with Vale's shareholders over the past few months,

representing more than 37% of its shareholder base, to gather perceptions regarding the topic and the Company. In this regard, he met more than 23 times with investors, market analysts, and institutional stakeholders, both national and global, in exclusive sessions as well as with other members of the Nomination and Governance Committee, the CEO, or members of the Company's executive leadership.

The Lead Independent Director (LID) of the Company also participated in this listening process. The LID's role is to act as an alternative contact for shareholders, support the Chairman of the Board of Directors, and serve as a liaison and mediator between the Chairman and the other directors, in accordance with the Bylaws and the Internal Regulations of Vale's Board of Directors ("Regulations"). In this capacity, the LID met more than 16 times with the Company's shareholders, both in joint forums with the Chairman of the Board, other members of the Nomination and Governance Committee, and Vale's executive leadership, as well as independently.

This dynamic fostered a significant rapprochement with Vale's key stakeholders and provided a comprehensive view of the Board of Directors, executive leadership, and major Vale's shareholders regarding the main expectations and opportunities for the proposed composition of Vale's Board of Directors for the 2025-2027 term.

Finally, it is important to highlight that the nomination process covered in this Report was conducted in strict accordance to the Bylaws[1], Internal Regulations[2] and Vale's Directors Policy[3], ensuring a transparent and structured succession planning for Vale's Board of Directors, which is a fundamental pillar for the evolution of the Company's governance as it reinforces the sustainability of the leadership renewal process, aligned with its purpose and strategic direction.

b. Vale's Business Context

---

[1] Bylaws
[2] Internal Regulations
[3] Directors Policy

Vale is one of the global leaders in mining, and its vision for Vale 2030 is to be recognized as a reliable partner with the most competitive and resilient portfolio in the industry in which it operates.


Vale 2030:
our strategy
Superior portfolio
Vale 2030
Trusted partner
Performance Driven

The Company has a high-quality and flexible iron ore portfolio, which is resilient and competitive, and has been intensifying its focus on customer needs by adopting a technical and close approach, adapting its solutions to market trends with agility. Vale meets the growing demand brought by the expansion of renewable energy, electrification, and green infrastructure, accelerating the growth of its copper production, mainly in the Carajás region, capturing the advantages of a unique mineral endowment and synergies with the already established infrastructure in the region.

At Vale, safety and operational excellence are fundamental parts of its values and culture, and the Company is advancing to become a reference in safety and operational

excellence in the industry. Consistently, Vale improves its performance, increases the reliability of its operations, and ensures the integrity of its assets.

In parallel, the Company fosters a performance-oriented culture, focusing on results and ensuring greater competitiveness by being agile, increasingly diverse, more inclusive, and nurturing its talents. Additionally, it promotes innovation in its business, encouraging the development of digital solutions throughout the company and incorporating technological advances to operate more efficiently every day. In this context, it is worth mentioning that the Company has been advancing in circular mining, investing in tailings reprocessing while seeking to maximize the utilization of its resources.

Vale recognizes the importance of strengthening its relationships with society, communities, authorities, and all its stakeholders, based on transparency and respect, establishing open and transparent dialogues, and collaborating directly with its stakeholders to promote consensus on objectives and actions that enhance community empowerment and local socioeconomic development.

Finally, it is important to highlight the Company's responsibility to promote the generation of positive impacts for people and nature while continuously seeking to reduce its operational impacts. To this end, it works in collaboration with local communities, particularly indigenous groups and traditional communities, and supports conservation efforts, especially in the Amazon rainforest. In this regard, Vale has been continuously increasing its transparency to rebuild trust with its stakeholders, strengthening its position as a responsible and reliable partner in the mining industry.

This strategic context permeated the discussions of the Nomination and Governance Committee for structuring the proposal covered in this Report, a fundamental pillar for the consolidation and evolution of the Company's governance and for pursuing the Vale 2030 vision.

II. MAIN DISCUSSIONS AND RECOMMENDATIONS OF THE COMMITTEE

In August 2024, the Committee approved the Work Plan to guide its performance in view of the proposal presented herein, which included, among other topics, a)

reflections on the results of the most recent assessment process of the Board and Advisory Committees; b) updating of the Critical Competencies Matrix of the collegiate; c) assessment of the Board in force according to the updated Critical Competencies Matrix; and d) discussions on opportunities to strengthen the Board's critical competencies and plurality.

As mentioned initially, this process took place simultaneously with the discussions aimed at the recomposition of the board still in the 2023-2025 term, which provided a differentiated view, given the context then in force, after the successful completion of the succession process of the Company's CEO, in relation to opportunities for improvement and evolution of the Board to face the Company's challenges.

As a result of the Committee's Work Plan aimed at the proposal for the composition of the Board for the 2025-2027 term, the collegiate met 13 times, in the period between 08/19/2024 and 02/21/2025, and at its last meeting approved the issuance of this Report, which reflects the Committee's main discussions and recommendations on the subject, reinforcing Vale's commitment and transparency in relation to this process. of great relevance to the Company.

a. Reflections on the results of the Board of Directors' assessment process

Vale's Board of Directors periodically conducts, with the support of specialized and independent external advisors, an assessment process regarding its effectiveness, which stimulates reflections and debates on opportunities for its continuous improvement and reinforces the engagement of the Directors in this process.

The most recent assessment process, concluded in the first quarter of 2024, was attended by the Company's Directors and Executive Committee, providing a broad vision in relation to the priorities to be addressed for the evolution of governance and optimization of the performance of Vale's Board, aligned to the highest standards, compatible with a global *corporation*.

The results of the assessment were presented to the Directors in a consolidated manner, and from then on, priority fronts were aligned to evolve the effectiveness of the

Board and its Advisory Committees, among which a specific one regarding the Board nomination process for the 2025-2027 term stands out, as will be observed below.

As part of this assessment process, perceptions were shared regarding the evolution of the dynamics of the Board of Directors with the appointment, in 2023, of a new Chairman of the Board and the adoption, hitherto unprecedented, of a *Lead Independent Director* to act as an alternative contact for the Company's shareholders. In addition, the challenges experienced by the significant change in the composition of the Board resulting from the last election of the board, in 2023, were shared, with the significant renewal of more than half of its members, which required time for accommodation and alignment of expectations both on the part of the new directors and on the part of the Company and the intensification of the knowledge curve about Vale's business.

To address this challenge, the Board's *Onboarding* and Training Program was reviewed and reinforced, aiming to provide information and tools to boost the integration of new directors into the business context, Vale's culture and the dynamics of its governance, as well as bring them closer to the Company's main operations and stakeholders, catalyzing their performance as members of Vale's Board of Directors.

The Board assessment process also provided better visibility in relation to the evolution of its maturity and its main strengths, in the view of its directors and the Company's executives, with emphasis on i) the relevance of the Board of Directors' agenda and the degree of contribution to the Company's business, ii) the evolution in the Board's environment and in the relationships of trust, and iii) alignment on priorities for the collegiate, including strategy, culture, people, and institutional relations.

In addition, the importance of continuity was pointed out to strengthen the approximation and integration between the Board of Directors and the Executive Committee, which reflects in greater joint alignment in relation to strategic priorities to face the Company's vision of the future. This assumption is latent in the current context considering the recent election, in November 2024, of two new directors for the current term, which represents a renewal of approximately 15% of the collegiate, in addition to

the significant degree of recomposition of the Executive Committee implemented in the last months.

As the main opportunities for evolution identified during the Board's assessment process, we highlighted i) the strengthening of the collegiate's strategic agenda, ii) the deepening of the Board's direction for the assessment of senior leadership, and iii) the nomination process for the 2025-2027 term, object of this Report.

With regard to the preparation for the nomination process, reflections were recommended on opportunities to update the Board's Critical Competencies Matrix in order to reinforce the objective character of the assessment and possible complementation of training, in addition to expanding the plurality of the Board. The aforementioned Critical Skills Matrix is included in Annex I to this Report.

Finally, the importance of boosting the Directors in Action Program, instituted in 2023 and aimed at making directors available to support Vale's leaders in areas critical to the Company's success, was also signaled within the scope of the Board's assessment process. In this regard, it is worth mentioning that the Board has, since then, reinforced its presence in Vale's operations and institutional representation events, providing direct contact with stakeholders and local leaders and business challenges, catalyzing its institutional performance and knowledge about the Company.

b. Updating the Board of Directors' Critical Skills Matrix

Considering the results of the Board's assessment process mentioned in the previous item, the Committee focused on the Board of Directors' Critical Competencies Matrix, aiming to reinforce its objective character regarding the competencies that compose it and its respective measurement, catalyzing its alignment with the Company's challenges, and its update was approved by the Board on December 16, 2024, in the form of Annex I to this Report.

Additionally, the Committee discussed and identified, with the support of specialized external advice, opportunities to evolve the objective criteria for the individual proficiency scale for each of the competencies contained in the Board's Critical

Competencies Matrix, aiming to further enhance the accuracy of the assessment of the degree of coverage of these competencies considering the current collegiate, as well as its comparability with external candidates to be assessed.

c. Assessment of the Board of Directors according to the updated Critical Skills Matrix

Following alignment regarding the update of the Board's Critical Competencies Matrix and the assumptions for assessing the proficiency level in relation to each of the competencies, the Committee requested that the Directors[4] self-assess these competencies, highlighting the importance of considering, in this process, the criteria and objective indicators defined for the assessment, aiming for objectivity and accuracy of the consolidated results. The results of this assessment are included in Annex II of this Report.

Subsequently, the Committee analyzed, during its meetings, the results of the Directors' self-assessment in relation to the Critical Competencies Matrix and organized them, aiming to precisely identify the degree of coverage of the Board's Critical Competencies Matrix considering the current board, as well as to assess the balance of experiences and knowledge for the purposes of plurality and complementarity of profiles, considering the needs of the Board for the full performance of its functions.

As a result of this exercise, it was demonstrated that the current board possesses all the competencies identified as critical for the Board of Directors. This was further reinforced by the recent election of two directors to join the Board for the current term, whose profiles were selected by the Board and nominated for election by the shareholders at the time, specifically aiming to catalyze the plurality and complementarity of knowledge and experiences.

Despite this, the Committee identified opportunities to expand the coverage of certain competencies relevant to the Board, particularly related to knowledge of the

[4] *With the exception of the full and alternate directors appointed by the employees as a whole, who did not take part in the process.*

mining industry, global geopolitical vision, business innovation, and commercial and trading expertise.

Given the above, the proposed composition of the board for the 2025-2027 term, as outlined in this Report, aims to address the expectations of continuity for the Board of Directors in the evolution of its governance, aligned with the Company's strategic priorities. Additionally, it seeks to enhance the coverage of the Board's critical competencies for building the Vale of the Future: a company recognized by society as a benchmark in safety, the most reliable operator in its category, people-oriented, a leader in sustainable mining, and a reference in value creation and sharing.

Finally, it is essential to highlight that during the Committee's work, Vale's Governance mechanisms were observed to mitigate potential conflicts of interest, including those outlined in the Company's Related Party Transactions and Conflict of Interest Policy, which addresses such situations.

d. Discussion on assumptions of dedication and independence

Given the scale of Vale's challenges and the importance of time availability for the proper performance of functions on its Board of Directors, the Committee revisited, throughout its meetings, the overboarding assumptions adopted by Vale since 2022 for the evaluation of candidates and directors. These assumptions were developed based on criteria adopted by the Company's investors and proxy agencies, and the Committee found them to remain current and appropriate to the Company's reality.

For better visualization, the aforementioned *overboarding* assumptions of Vale are found in Annex II.

Additionally, the Committee reflected on the independence assumptions adopted by Vale, as set forth in its Bylaws, which are cumulative and even more restrictive compared to those provided in the Novo Mercado Regulations of B3 S.A. - *Brasil, Bolsa, Balcão*, including additional, objective criteria, such as time limitations for maintaining the condition of independence, in line with global governance practices, and considered them for the present nomination proposal.

For better visualization, the independence assumptions for Directors provided in Vale's Bylaws are found in Annex III.

In this regard, it is worth mentioning that, under Vale's Directors Policy, at any time, even after taking office, members of the Company's Board of Directors must immediately inform Vale of any event that affects their adherence to the minimum qualifications, including *overboarding*, and, when applicable, their classification as an independent member.

In view of the above, the Committee emphasizes that:

i) all the names on the nomination list presented herein meet and/or have committed to meeting Vale's *overboarding* concepts both at the time of their election by the 2025 AGM and throughout the entire 2025-2027 term; and

ii) the candidates identified in this Report as independent were classified as such based on evaluations conducted by the Committee, including self-declarations submitted by each of the respective names, and the matter should also be subject to evaluation by the Board of Directors, in accordance with Vale's Bylaws.

e. Succession Planning and Renewal of the Board of Directors

Based on the discussions mentioned in the previous items, the Committee pondered on the importance of harmonious planning and continuity of the Board of Directors for the consolidation of Vale's governance.

Under the terms of Vale's Directors Policy, the succession planning of the Board of Directors must consider the adequacy of its members, individually, and of the Company's governance bodies, as collegiate bodies, valuing the balance and complementarity of experiences, knowledge and diversity. Furthermore, it must contemplate, among other requirements, i) the cycle of action of its members in order to maximize their performance, reinforcing the sustainability of the process of renewal of

the collegiates, ii) the individual performance of its members, including through assessments and, iii) the assessment of the critical competencies of the collegiate *versus* the set of individual competencies of its members/candidates.

In this regard, considering a) that the current directors Douglas James Upton, Luis Henrique Cals de Beauclair Guimarães and Paulo Cesar Hartung Gomes have expressed their wish not to submit their names for reelection, for personal reasons, b) the average age curve of the Board contained in Annex IV, and also c) the average tenure of 2 years and 7 months considering the names contained in this Report, which also reflects the recent election of two directors in November 2024, the Committee considers the level of renewal resulting from this proposal for the composition of the board for the 2025-2027 term of office to be adequate, given the importance of the sustainability of the succession planning of the Company's Board of Directors.

f. Candidates Assessment

Based on reflections on the Board's assessment, the degree of coverage in relation to the Critical Competencies Matrix considering the current collegiate, and also the individual intentions expressed regarding non-continuity in the collegiate for a new term of office, the Committee, with the support of specialized independent consultancy, carried out the assessment process of candidates for office as members of Vale's Board of Directors, aiming at a balanced composition of the collegiate, with emphasis on the diversity and complementarity of knowledge and experiences, competencies, skills and profiles, aiming at an increasingly qualified and safe decision-making process, aligned with Vale's purpose.

Based on these assumptions, the Committee, together with the LID, the Corporate Governance Officer and representatives of the specialized consultancy, conducted individual interviews with the Company's Directors to consolidate the ranking of the candidates included in the *long list* initially presented by the consultancy, independently, and after this process, the names that appeared in the following were identified: So, from a *short list* of candidates. Subsequently, the latter were then interviewed by the Committee and the LID, which presented to the BoD a proposal for an updated *ranking*, focusing on the reinforcement of critical competencies and plurality of the collegiate.

It should be noted that, according to Vale's Directors Policy, the following minimum qualifications are provided for members of the Board of Directors, in addition to those contained in the Bylaws and applicable legislation: i) to be aligned with Vale's purpose and key behaviors, as well as with its Code of Conduct, ii) not to have a conflicting interest of a structural nature with the Company and not to hold positions in companies that may be considered competitors in the market, except in the case of express dismissal, under the terms of the applicable legislation, iii) have an unblemished reputation, iv) have skills and knowledge for the performance of the function, aligned with any matrix of competencies, v) have time availability for the proper exercise of the function, and vi) not have exercised an elective mandate in the Executive or Legislative Branch during the 3 years prior to their nomination.

Thus, the proposal presented here not only reinforces the attraction of directors with extensive experience and critical skills to Vale's Board, but also catalyzes, in a significant way, the plurality of relevant experiences and knowledge to face the Company's present and future challenges.

In this regard, the consolidated result in relation to the Board's Critical Competencies Matrix is found in Annex V, considering the composition proposal contained in this Report.

g. Number of Board Members

In accordance with Vale's Bylaws, the Company's Board of Directors must be composed of a minimum of 11 and up to 13 members, with the Board currently consisting of 13 members.

In this regard, the Committee, when discussing the matter, recommended maintaining the size of the Board of Directors, therefore composed of 12 positions, in addition to those resulting from the separate vote by the Company's employees, for deliberation by the 2025 Annual General Meeting (AGM).

h. Distribution between Independent and non-Independent members

The Company's Bylaws stipulate that at least 7 members of the Board of Directors must be independent, a requirement that exceeds the assumptions of B3's Novo Mercado Regulations. As previously mentioned, the Company has also established additional criteria for assessing the independence of directors, including objective aspects of temporal limitation to maintain their condition.

Based on these assumptions, the proposed members of the Board of Directors in this Report represent the nomination of 8 independent directors out of a total of 13 directors, i.e., more than 60% of the board, balancing the composition of the Board with Vale's shareholder base. In this regard, the nominations of the current Board members Daniel Andre Stieler and João Luiz Fukunaga, Shunji Komai, and Fernando Jorge Buso Gomes by the reference shareholders Previ, Mitsui, and Bradespar, respectively, are noted.

III. PROPOSED MEMBERS OF THE BOARD OF DIRECTORS

Considering the provisions in the previous items of this Report regarding the activities carried out by the Nomination and Governance Committee, the Committee presents the following list of names for election by the 2025 Annual General Meeting (AGO) for the 2025-2027 term, based on the assumptions contained in this Report.

I. Daniel André Stieler
II. Anelise Quintão Lara – Independent Member
III. Fernando Jorge Buso Gomes
IV. Franklin Lee Feder – Independent Member
V. Heloísa Belotti Bedicks - Independent Member
VI. João Luiz Fukunaga
VII. Manuel Lino Silva de Sousa Oliveira – Independent Member
VIII. Marcelo Gasparino da Silva – Independent Member
IX. Rachel de Oliveira Maia – Independent Member
X. Reinaldo Duarte Castanheira Filho – Independent Member
XI. Shunji Komai

XII. Wilfred Theodoor Bruijn – Independent Member

The Committee considers it relevant to note some aspects about the new names selected for the proposed composition of the Board hereby presented:

Anelise Quintão Lara

With over 35 years of significant experience in the oil, gas, and energy industry, including the development and operation of large E&P projects, transportation logistics, and thermal generation at Petrobras. Independent and Brazilian, her nomination to the board will bring valuable technical skills as well as expertise in managing complex businesses, energy transition, innovation, and technology implementation. This will significantly contribute to Vale's strategic direction and further enhance the board's diversity.

Franklin Lee Feder

With a distinguished career at Alcoa spanning 25 years, including a decade as CEO for Latin America, Franklin Lee Feder brings extensive experience in the mining industry. His expertise encompasses capital projects, fundraising, and financial management. As an Independent American nominee, he will enhance the board's sectoral competencies in mining, steel, and metallurgy, offering a global perspective and significant contributions in strategy and finance.

Wilfred Theodoor Bruijn

With notable experience in the mining sector, Wilfred Theodoor Bruijn served as CEO of Anglo American Brazil for 4 years and previously as CEO of Mineração Usiminas for nearly a decade. He brings exceptional expertise in complex mining projects, capital allocation, cultural and strategic transformations, and *stakeholder* relations. As an independent Dutch nominee residing in *Belo Horizonte*, his appointment to the board offers a unique *mindset* for growth and transformation in the global mining industry.

The detailed resumes and the main competencies and experiences of each of the nominated members, as well as their correlation with the competencies identified in the

Board of Directors' Critical Competencies Matrix, can be found in Annex VI of this Report.

As provided for in Vale's Directors Policy, the nominated members underwent a background check conducted by the Corporate Integrity Department, and no relevant information was found that could prevent the nomination or recommendation of the candidates.

IV. CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the provisions of Vale's Bylaws, the offices Chairperson and Vice-Chairperson of the Board are elected individually at the Meeting.

In this context, aiming at the continuity of the evolution of the Board of Directors and its governance observed in the last two years by the Company's main *stakeholders* - including shareholders, members of the Board of Directors and the Executive Committee - and in line with the assumptions contained in this Report, the Committee indicates:

i) the maintenance of Daniel André Stieler as Chairman of the Company's Board of Directors and;

ii) the maintenance of Marcelo Gasparino da Silva as Vice-Chairman of the Board of Directors.

The Committee therefore forwards the referred intentions for consideration by the Board of Directors and subsequent address for election purposes by the Company's shareholders at the 2025 AGM.

In this context, the Committee notes that, in line with the Company's Bylaws, once the 2025 AGM resolves on the election of a non-independent Chairman of the Board of Directors, the independent Directors elected shall appoint an Independent Director to act as *Lead Independent Director*, as an alternative contact for shareholders, as well as an element of dialogue between the Chairman of the Board and other Directors.

In view of the above, the proposal for the composition of Vale's Board of Directors for the 2025-2027 term of office contained in this Report reflects, in the Committee's independent understanding, its commitment to the transparency of the nomination process and to the quality and robustness of the succession planning of the collegiate, combining its composition with the challenges and vision of the Company's future.

The Committee members approved issuance of this Final Report, with the following individual reservations:

i) Daniel Andre Stieler abstained in relation to section IV, with regard to the office as Chairman of the Board of Directors, in line with the Related Parties Transactions and Conflicts of Interest Policy of the Company; and

ii) Marcelo Gasparino da Silva abstained in relation to section IV, with regard to the office as Vice-Chairman of the Board of Directors, in line with the Related Parties Transactions and Conflicts of Interest Policy of the Company.

Rio de Janeiro, February 21, 2025

Daniel Andre Stieler
Coordinator

Marcelo Gasparino da Silva

Rachel de Oliveira Maia

ANNEX I

Critical Competencies Matrix of the current BoD

Critical Competencies Matrix of Vale's Board of Directors

Management experiences

Relevant Executive Experience

Acting as a member of the Executive Committee and/or Board of Directors

Experience in the Asian business environment

Preferably in Vale's area of operation, especially in China

Finance & portfolio with value orientation and performance accountability

In the areas of corporate finance, capital allocation and asset portfolio management in large companies

Capital Markets

Knowledge of the capital market and the relationship with its agents, especially with long-term investors

Cultural transformation & talent management

Experience focused on the culture of value generation with social and environmental responsibility

Business Innovation

Experience with innovations potentially applicable to Vale and its value chain, including supporting the Company's climate strategy

ESG

In socio-environmental and governance areas, in integrity and compliance processes, preferably in natural resources industries. Desirable experience of engagement with society, especially with neighboring communities

Sector knowledge

Mining

Preferably in the iron ore and transition metals business

Steel and metallurgy

Including their Value Creation Drivers

Global chain logistics

Including Management and optimization of global supply chains

Oil & gas

Including their Value Creation Drivers

Functional knowledge

Institutional, governmental and regulatory relations

Acting with such instances, as well as in corporate communication

Commercial e Trading

Understanding of the geopolitical landscape and competitive environment, including current business and industry trends

Risk management and security

In organizations with a risk profile compatible with that of natural resource companies

ANNEX II

Vale's *overboarding* assumptions

As approved by the Board of Directors on 10/27/2022

(i) Hold a maximum of 4 positions on the concomitant Board of Directors (and/or Fiscal Council), including Vale, and also considering privately held companies, but excluding NGOs and pro *bono* Boards. The position of Chairman of the Board of Directors (and/or Fiscal Council) must be considered twice for this calculation;

(ii) In the case of professionals who hold an executive position in other companies, the recommendation is to accept only Vale as an additional demand for time. Executives responsible for monitoring investee companies must be exempt from this restriction, and their availability of time to dedicate to Vale's Board of Directors must be assessed;

(iii) The position of Chairman of Vale's Board of Directors must be held by a Brazilian professional who holds, at most, one more position of member of the Board of Directors (and/or Fiscal Council). Furthermore, the position of Chairman of Vale's Board of Directors should not be held by a professional who concomitantly holds an executive position in another company.

ANNEX III

Assumptions of Independence of Directors

As provided for in Vale's Bylaws

"Article 11, paragraph 4 - For the purposes of this article, the following shall be considered independent directors:

(i) as defined by the Novo Mercado Regulation; and

(ii) that do not hold a direct or indirect interest greater than five percent (5%) of the Company's capital stock or a formal or declared relationship with a shareholder that holds it.

In any case, one who has served, consecutively or not, five (5) or more terms, or ten (10) years as a director of the Company, shall not be considered an independent director."

ANNEX IV

Historical Curve of the Average Age of the Board of Directors

Board of Directors – Term of Office	**Average Age of the Collegiate[5]**
2015 - 2017	57
2017 - 2019	57
2019 - 2021	61
2021 - 2023	60
2023 - 2025	57
Current Collegiate	58
2025-2027	58

[5] *For the purposes of this indicator, the Director elected separately by the company's employees is considered.*

ANNEX V

MAIN QUALIFICATIONS AND EXPERIENCES	[illegible] QUINTÃO LARA	DANIEL STIELER	FERNANDO BUSO	FRANKLIN FEDER	HELOÍSA BEDICKS	JOÃO FUKUNAGA	MANUEL LINO SILVA DE SOUSA OLIVEIRA	MARCELO GASPARINO	RACHEL MAIA	REINALDO CASTANHEIRA	SHUNJI KOMAI	WILFRED BRUIJN THEODOOR BRUIJN	GLOBAL EVALUATION BY COMPETENCE [illegible]
MANAGEMENT EXPERIENCES													
RELEVANT EXECUTIVE EXPERIENCE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EXPERIENCE IN THE BRAZILIAN BUSINESS ENVIRONMENT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1,7
FINANCE & PORTFOLIO WITH VALUE ORIENTATION AND PERFORMANCE ACCOUNTABILITY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
CAPITAL MARKETS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
CULTURAL TRANSFORMATION & TALENT MANAGEMENT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2,7
BUSINESS INNOVATION	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2,4
ESG	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2,7
SECTOR KNOWLEDGE – MINING													
MINING	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SECTOR KNOWLEDGE – OTHER AREAS	2,0	1,3	1,3	2,0	1,7	1,3	1,7	2,3	1,3	2,0	2,0	1,7	1,7
STEEL AND METALLURGY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1,7
GLOBAL CHAIN LOGISTICS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2,7
OIL & GAS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
FUNCTIONAL KNOWLEDGE													
INSTITUTIONAL, GOVERNMENTAL AND REGULATORY RELATIONS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
COMMERCIAL AND TRADING	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2,2
RISK MANAGEMENT AND SECURITY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GLOBAL EVALUATION PER CANDIDATE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

ANNEX VI

Resumes of Candidates for the Board of Directors - Term 2025-2027



Daniel Andre Stieler

- **Member of the Board of Directors at Vale S.A. and candidate for Chairman of the Board**
- Coordinator of the Nomination and Governance Committee
- Member of the Capital Allocation and Projects Committee

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Finance & Portfolio with Value-orientation and Performance Accountability
- Capital Markets
- Cultural Transformation & Talent Management
- Business Innovation
- ESG
- Institutional, Governmental and Regulatory Relations
- Risk Management and Security

Time with Vale:
since 2021 (4 years)

Nomination of shareholder:
Caixa de Previdência [illegible] Funcionários do Banco [illegible] Brasil - PREVI

Main experiences:

Mr. Daniel André Stieler graduated in Accounting Sciences from the *Universidade Federal de Santa Maria* ("UFSM") in 1989, and then he earned a postgraduate degree in Fina[illegible] Administration from *Fundação Getulio Vargas* ("FGV") in 1998, an MBA in Auditing from FGV in 2000, and an MBA in Accounting from *Fundação Instituto de Pesquisas Contábeis, Atuar[illegible] Financeiras* ("FIPECAFI") in 2003. He has a Certificate by the ICSS, with an emphasis on administration, and a Certificate by the IBGC, for fiscal director. He is Chairman (since April/2023[illegible] Member (since November/2021) of Vale's Board of Directors, Coordinator (since May/2023) and Member (since December/2022) of the Nomination and Governance Committe[illegible] Member of the Capital Allocation and Projects Committee (since May/2023). Main experiences in the last 5 years: **(i)** Coordinator of the Capital Allocation and Projects Comm[illegible] (December/2022 to April/2023), Member (November/2021 to May/2022), and Coordinator of the Financial Committee (May/2022 to December/2022) and Member of the Nomin[illegible] Committee (January/2022 to April/2022 and May/2022 to December/2022) of Vale; **(ii)** Member of the Fiscal Council of Braskem (since April/2024); **(iii)** President of *Banco do* [illegible] Employees Pension Fund - PREVI (June/2021 to February/2023); **(iv)** Member of the Board of Directors of Brazilian Association of Closed Supplementary Pension Entities- AB[illegible] (July/2021 to March/2023); **(v)** Member of the Board of Directors of Tupy S. A. (April/2022 to April/2023); **(vi)** Member of the Board of Directors of Alelo S.A. (April/2020 to April/2[illegible] **(vii)** Member of the Board of Directors of Livelo S.A. (April/2020 to October/2021); **(viii)** Superintendent Officer (January/2021 to June/2021), Chairman of the Deliberative Co[illegible] (July/2020 to January/2021) and Member of the Fiscal Council (June/2016 to July/2020) of *Economus* Social Security Institute; **(ix)** Member of the Deliberative Council of the Corp[illegible] University of Complementary Pension - *UniAbrapp* (February/2021 to June/2021); **(x)** Statutory Controllership Officer at *Banco do Brasil S.A.* (July/2019 to January/2021); **(xi)** Memb[illegible] the Fiscal Council of *Eternit S.A.* (March/2023 to March/2024).



Anelise Quintão Lara

Candidate for Independent Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

- Member of the Board of Directors at TotalEnergies
- Member of the Board of Directors at Trident Energy
- Member of the Board of Directors at *Mubadala Capital DW Brasil*
- Member of the Advisory Board of *Grupo Ultra*
- Member of the Board of Directors of IBP (*Instituto Brasileiro de Petróleo e Gás*)

Skills, Knowledge and Expertise:

- Oil & Gas
- Business Innovation
- Risk Management and Security
- Relevant Executive Experience
- Finance & Portfolio with Value-orientation and Performance Accountability

Principais experiências:

Ms. Anelise graduated in Chemical Engineering from UFMG (1983), holds a master's degree in Oil and Gas Engineering from the *Universidade Federal de Ouro Preto* in Minas Gerais (1986), a PhD in Earth Sciences from the *Université Pierre et Marie Curie (Paris 6)*, France (1994), an MBA in Strategic Management from COPPEAD - UFRJ, and a course in *ESG Competent Board Program* from *Competent Boards*, Canada (2021). She is **(i)** Member of the Board of Directors of TotalEnergies (since May 2023) and Member of the Strategy Committee; **(ii)** Member of the Board of Directors of Trident Energy (since April/2022), Member of the HSE Committee and Member of the Technical Committee; **(iii)** Member of the Board of Directors of *Mubadala Capital DW Brasil* (since March/2022); **(iv)** Member of the Advisory Board of the *Grupo Ultra* (since September/2022); **(v)** Member of the Board of Directors of IBP (*Instituto Brasileiro de Petróleo e Gás*); **(vi)** Chair of the *Rio Oleo, Gas & Energia* 2024 Conference and Exhibition; and **(vii)** Member of the Board of WILL (*Women Leadership in Latin America*).

VA



Fernando Jorge Buso Gomes

Current Vice Chairman of the Board of Directors at Vale S.A.

- Member of the the Capital Allocation and Projects Committee

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Finance & Portfolio with Value Orientation and Performance Accountability
- Capital Markets
- Risk Management and Security

Time with Vale:
since 2015 (10 years)

Nomination of shareho
Bradespar

Main experiences:

Mr. Fernando Jorge Buso Gomes graduated with a bachelor's degree in Economic Science from *Faculdades Integradas Bennett* in 1979. He has over 40 years' experience in planning co financial strategies, mergers and acquisitions, capital markets, relationship with shareholders and stakeholders, team training and management, performance assessment of Bo Directors and business strategy, at both Brazilian and international companies. At Vale S.A., he is a Member of the Board of Directors (since April 2015) and Member of the Capital Allo and Projects Committee (since December 2022) of Vale. His main professional experiences in the last 5 years include: **(i)** Member of the Innovation Committee (May/2023 to April/2024 Chairman of the Board of Directors (January/2017 to April/2023), Coordinator (May/2019 to April/2021) and Member (May/2021 to December/2022) of the People, Remunerati Governance Committee, Member of the People and Remuneration Committee (December/2022 to April/2023), Coordinator of the Financial Committee (December 2019 to April 20 November 2021 to May 2022), Coordinator of the Sustainability Committee (November 2017 to April 2019), Member and Coordinator of the People Committee (November 2017 to Apri of Vale; **(ii)** Chief Executive Officer (since April 2015), Investor Relations Officer (since April 2015), Member of the Board of Directors (April 2022 to May 2023), Vice Chairman of the B Directors (April 2018 to October 2019) and Chairman of the Board of Directors (October 2019 to April 2020) of Bradespar S.A.; **(iii)** Investor Relations Officer of *Millennium Security Ho Corp.* (since October 2015), a *holding* company wholly indirectly controlled by Banco Bradesco, established in early 2003, to be used as a vehicle for the acquisition of shares issued by V sold by Sweet River in 2003.



Franklin Lee Feder

Candidate for Independent Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

- Member of the Board of Directors of Prumo
- Member of the Board of Directors of CBA
- Member of the Board of Directors of *AES Brasil*

Skills, Knowledge and Expertise:

- Mining
- ESG
- Steel and Metallurgy
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation & Talent Management
- Finance & Portfolio with Value orientation and Performance Accountability

Principais experiências:

Mr. Franklin graduated in Business Administration from *Fundação Getúlio Vargas* in 1972, and holds an MBA in *Business* from IMD, completed in 1977. He has a solid career built in the field of strategic consulting and a long and successful career in leadership of Alcoa, where he worked for 24 years, ten of which were as CEO for the entire Latin American and Caribbean region. During his time at Alcoa, he held senior positions in the financial area and was responsible for monitoring capital projects, raising funds and defining and controlling budgets for the entire organization. He managed an asset-heavy organization, operating in several countries and sectors, with about 8,000 employees under his leadership. In the 10 years he was in the position, Alcoa significantly expanded its operations. His main professional experiences in the last 5 years include: **(i)** Member of the Board of Directors of Prumo (since 2019); **(ii)** Member of the Board of Directors of Minerals Technologies Inc. (since 2017); **(iii)** Member of the Board of Directors of CBA – *Companhia Brasileira de Alumínio* (since 2017); **(iv)** Member of the Board of Directors of AES Brasil (since 2016); **(v)** Member of the PACCAR Board (2018 to 2024); **(vi)** Chairman of the Board of InterCement (2017 to 2020); **(vii)** Member of the Board of Directors of WRI Brasil (2013 to 2020); **(viii)** Member of the Board of Directors of *Loma Negra* (2018 to 2020).



Heloisa Belotti Bedicks

Independent Member of the Board of Directors at Vale S.A.

- Member of the Audit and Risk Committee
- Member of the Sustainability Committee

Board of Directors at other listed companies:

- Member of the Board of Directors of *MAPFRE Group*

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Cultural Transformation & Talent Management
- Business Innovation
- ESG
- Institutional, Governmental and Regulatory Relations
- Risk and Safety Management

Time with Vale:
since 2022 (3 years)

Main experiences:

Ms. Heloisa graduated in Economics from the *Universidade Estadual de Campinas* – Unicamp in 1983, and in Accounting Sciences from the *Pontifícia Universidade Católica* of Campinas 1985. She holds a specialization in Corporate Governance from *Yale University*, completed in 2003, and in Board of Directors from *Chicago University*, completed in 2007, as well as master's degree in Business Administration from *Mackenzie University*, completed in 2008. She is an independent member of the Board of Directors (since November 2024), Member of the Audit and Risk Committee (since November 2024) and Member of the Sustainability Committee (since November 2024) of Vale. Her main professional experiences in the last 5 yea include: **(i)** Member of the Fiscal Council (April/2022 to September/2024) of Vale; **(ii)** Member of the Fiscal Council of TIM Brasil (since March 2024); **(iii)** Member of Gasmig's Aud Committee (since May 2023); **(iv)** Member of the Board of Directors of the MAPFRE Group (since February 2021); **(v)** Member of the Audit Committee of Brasilseg (since Septemb 2020); **(vi)** Member of the Board of Directors and Member of Advisory Committees to the Board of the *Banco Nacional de Desenvolvimento Econômico e Social* – BNDES (April 2020 March 2023); **(vii)** Member of Braskem's Fiscal Council (May 2020 to April 2022); **(viii)** Volunteer Member of the Fiscal Council of *Fundação Boticário* (since April 2020); **(ix)** Volunte Member of the UN Global Compact Brazil Network (since June 2021); **(x)** Volunteer Deliberative Director of the Open Doors Mission (since November 2016); **(xi)** General Officer of th *Instituto Brasileiro de Governança Corporativa* – IBGC (between April 2001 and January 2020).



João Luiz Fukunaga

Member of the Board of Directors at Vale S.A.

- Coordinator of the People and Remuneration Committee
- Member of the Sustainability Committee

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Cultural Transformation & Talent Management
- ESG
- Institutional, Governmental and Regulatory Relations

Time with Vale:
since 2023 (2 years)

Nomination of Shareholder :
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

Main experiences:

Mr. João Luiz Fukunaga graduated in History from the *Pontifícia Universidade Católica* - PUC-SP in 2007, and holds a master's degree in Social History from the same institution, concluded in 2009. He is a Member of Vale's Board of Directors (since May 2023), Coordinator of the People and Remuneration Committee (since May 2023) and Member of the Sustainability Committee (since May 2023). He is President of PREVI – *Banco do Brasil* Employees' Pension Fund (since February 2023), and began his career as a professor, having also worked as a researcher and carried out several academic productions in the area of education. He has been a career employee of *Banco do Brasil* since 2008. His main professional experiences in the last 5 years include: **(i)** Head (from 2012 to February 2023) of the Bank Employees Union of São Paulo, where he was **(ii)** National Coordinator of the BB Employees' Negotiation Committee; **(iii)** Secretary of Bank Affairs (since 2017); **(iv)** responsible for the Organization and Administrative Support area (from 2020 to February 2023); and **(v)** Union Auditor (2022 to February 2023) of the Union of Bank Employees of São Paulo.



Manuel Lino Silva de Sousa Oliveira (Ollie)

Independent Member of the Board of Directors and Lead Independent Director (LID) of Vale S.A.

- Chair of the Audit and Risks Committee

Skills, Knowledge and Expertise:

- ESG
- Mining
- Capital Markets
- Business Innovation
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Institutional, Government and Regulatory Relations
- Finance & Portfolio with Value orientation and Performance Accountability

Vale Time:
since 2021 (4 years)

Main experiences:

Mr. Manuel Oliveira (Ollie) graduated in Accounting and Business Economics in 1973 and specialised in Accounting Theory in 1975 from the University of Natal-Durban in South Africa. He also holds specialisations in chartered accountant and chartered management accountant from the Institute of Chartered Accountants in South Africa and the Institute of Chartered Management Accountants in the UK, respectively. An executive with over 45 years' experience in corporate finance and strategy, mainly in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil. He is a recognised independent director, having served on several international boards in the industrial area. He has experience in institutional relations, finance and mining. He is Lead Independent Director ('LID') of the Board of Directors (since June/2023), independent member (since May/2021) and Chair of the Audit and Risks Committee (member since December/2022, served as Chair until June 2023 and from July 2024) of Vale. His main professional experiences in the last 5 years include: (i) Member of the Capital Allocation and Projects Committee (April/2024 to November/2024), Member of the People and Remuneration Committee (May/2023 to March/2024), Coordinator of the Audit Committee (August/2021 to December/2022), Member of the Nomination and Governance Committee (December/2022 to April/2023), Member of the Nomination Committee (May/2022 to December/2022) and Member of the People, Remuneration and Governance Committee (August/2021 to May/2022) at Vale; (ii) Member (May/2022 to December/2024) and Chairman (June/2022 to December/2024) of the Board of Directors of Jubilee Metals Group PLC, a public company in the natural resources and mining sector listed on the London Stock Exchange; (iii) Senior independent member of the Board of Directors (April/2018 to March/2022) of Polymetal International PLC, a listed gold and silver mining company; (iv) Senior independent member of the Board of Directors (October/2011 to August/2021) of Antofagasta PLC, a listed natural resources and mining company; (v) Independent member of the Board of Directors (February/2020 to July/2021) of Blackrock World Mining Investment Trust PLC, a British mining investment company; and (vi) Member of the Board of Directors of Vale Base Metals (since January/2025).



Marcelo Gasparino da Silva

Independent Member and Vice-Chairman of the Board of Directors of Vale S.A.

- Member of the Nomination and Governance Committee
- Member of the People and Remuneration Committee

Board of Directors in other listed companies:

- Member of the Board of Directors of Eletrobras
- Independent Member of the Board of Directors of Banco do Brasil S.A.

Skills, Knowledge and Expertise:

- ESG
- Mining
- Oil & Gas
- Capital Markets
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Institutional, Government and Regulatory Relations

Vale Time:
Full member since 2020 (5 years) and Alternate Member from 2016 to 2017 and from 2019 to 2020

Main experiences:

Mr Marcelo Gasparino da Silva graduated in Law from the Federal University of Santa Catarina in 1995 and post-graduated in Corporate Tax Administration from the ESAG - ÚNICA Foundatio 2000. He has executive training in mergers and acquisitions at the London Business School and CEO FGV (IBE/FGV/IDE). He is a Professor at the ENA Foundation - School of Government for certification of administrators of state-owned companies and mixed-capital companies. He has been a Certified by Experience Board Member (CCA+) by the Brazilian Institute of Corpo Governance - IBGC since 2010. Vice-Chairman (since April/2023) and Member (since April/2020) of the Board of Directors, Member of the Nomination and Governance Committee (s December/2022) and Member of the People and Remuneration Committee (since April/2024) of Vale. His main professional experiences in the last 5 years include: (i) Member of the Ca Allocation and Projects Committee (May/2023 to April/2024), Coordinator of the Sustainability Committee (May/2021 to April/2023), Member of the Nomination Committee (May/202 December/2022), Member of the Operational Excellence and Risks Committee (May/2021 to May/2022), Member of the Sustainability Committee (June/2020 to April/2021) and Alternate Mem of the Board of Directors (August/2016 to April/2017 and May/2019 to April/2020) of Vale; (ii) Member of the Board of Directors of Banco do Brasil (since April/2023), where he is a member of Statutory Audit Committee, the People, Remuneration and Eligibility Committee; (iii) Chairman of the Board of Directors of Eternit S.A. (April/2017 to March/2023); (iv) Member of the Boar Directors of CEMIG (April/2016 to July/2022); (v) Member of the Board of Directors (April/2020 to March/2025) and Member of the Fiscal Council (May/2019 to April/2021) of Petrobras, wher was Chair of the Statutory Health, Safety and Environment Committees, and of the Minorities Committee, as well as Member of the following statutory committees: Audit Committee of companies in the Petrobras Conglomerate, Investment Committee and People Committee; (vi) Professor at the ENA Foundation - School of Government for certifying managers of state-ow companies and mixed-capital companies; (vii) Member of the Board of Directors of Eletrobras (December/2012 to April/2014, April/2016 to April/2017 and since August/2022), where he is Chair of the Sustainability Committee (since June/2024) and was Vice-Chair of the Statutory Strategy, Governance and Sustainability Committee (August/2022 to June/2024); (viii) Member of Board of Directors (April/2017 to April/2020) of Kepler Weber; (ix) Member of the Board of Directors of CASAN (April/2019 to February/2020); (x) Member of the Board of Directors of GAS (April/2020 to April/2021).



Rachel de Oliveira Maia

Independent Member of the Board of Directors of Vale S.A.
- Chair of the Sustainability Committee
- Member of the Nomination and Governance Committee

Skills, Knowledge and Expertise:
- ESG
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Risk and Safety Management

Vale Time:
since 2021 (4 years)

Board of Directors in other listed companies:
- Independent member of the Board of Directors of *Companhia Brasileira de Distribuição - Grupo Pão de Açúcar*
- Chair of the Board of Directors of the UN Global Compact Brazil and Ambassador of SDGS (gender equity)

Main experiences:

Ms Rachel de Oliveira Maia graduated in Accounting Sciences from the FMU University Centre in 1996. She has general management training at the University of Victoria, Canada (2001), an M[illegible] from Fundação Instituto de Administração (FIA) (2007), a Negotiation and Leadership course from the Executive Education Programme at Harvard Business School (2014), an MBA from Funda[illegible] Getúlio Vargas (FGV) (February 2018), an Advanced Programme for CEOs, Board Members and Presidents course at Sant' Paul SEER (2021) and in October 2024 she was awarded the title of [illegible] Honoris Causa from Estácio de Sá University for her leadership, performance and commitment to promoting a significant transformation in society, inclusion, diversity and social responsibility. [illegible] has been an independent member of the Board of Directors (since May/2021), Chair of the Sustainability Committee (since May/2023) and a member of Vale's Nomination and Governa[illegible] Committee (since April/2024). Her main professional experiences in the last 5 years include: (i) Member of the Audit and Risks Committee (May/2022 to April/2024), Member of the Sustainab[illegible] Committee (May/2021 to April/2023) and Member of the Audit Committee (May/2022 to December/2022) at Vale; (ii) Independent member of the Board of Directors of Companhia Brasileir[illegible] Distribuição - Grupo Pão de Açúcar (since April 2024); (iii) Founder of the *non-profit* organisation CAPACITA-ME (since December/2018); (iv) Founder and CEO of RM Consulting, focused on ESG [illegible] Leadership (since April/2018); (v) Independent Member of the Board of Directors of Banco do Brasil (May/2021 to April/2023); (vi) Member of the Sustainability Committee of Banco do B[illegible] (December/2021 to June/2023); (vii) Member of the People, Remuneration and Eligibility Committee of Banco do Brasil (since August/2023); (viii) Member of the Audit Committee of Banco do B[illegible] (since September/2021); (ix) Chair of the Board of Directors of the UN Global Compact Brazil and Ambassador of SDGS (gender equity) (since April/2023); (x) independent member of the Boar[illegible] Directors of CVC Corp (March/2021 to August/2023); (xi) Independent member of the Board of Directors of Grupo Soma (December/2020 to May/2022); (xii) Diversity and Inclusion Adviso[illegible] Carrefour (November/2020 to November/2021); (xiii) Member of the Women of Brazil Group (since 2020); (xiv) Member of the Economic and Social Committee of the Development Council (s[illegible] 2018); (xv) Managing Consultant of SumUp (December/2020 to December/2021); (xvi) Chair of the Advisory Board of UNICEF (October/2019 to September/2021); (xvii) Member of the Gen[illegible] Board of the Danish Consulate (April/2014 to November/2020); (xviii) Member of the Danish Chamber of Commerce (April/2014 to November/2020); and (xix) CEO of Lacoste S. A. (Br[illegible] (October/2018 to September/2020).



Reinaldo Duarte Castanheira Filho

Independent Member of the Board of Directors of Vale S.A.

- Member of the Capital Allocation and Projects Committee
- Member of the Audit and Risks Committee

Skills, Knowledge and Expertise:

- Mining
- Commercial and Trading
- Steel and Metallurgy
- Risk and Safety Management
- Institutional, Government and Regulatory Relations
- Finance & Portfolio with Value-orientation and Performance Accountability

Vale Time:

since 2024 (1 year)

Main experiences:

Mr Reinaldo graduated in Economics from the Pontifícia Universidade Católica of Minas Gerais in 1992. He is an independent Member of the Board of Directors (since November/2024), Member of the Capital Allocation and Projects Committee (since November/2024) and Member of the Audit and Risks Committee (since November/2024) of Vale. His main professional experiences in the last 5 years include: (i) Managing Partner of Heritage Holding (since March/2013), a consultancy, advisory and manager of proprietary resources for investment; and (ii) Independent Member of the Mining Committee of Grupo Maringá (since March/2022), a company operating in the sugar-energy and steel sectors.



Shunji Komai

Member of the Board of Directors of Vale S.A.
- Member of the Capital Allocation and Projects Committee
- Member of the People and Remuneration Committee

Skills, Knowledge and Expertise:
- Mining
- Commercial & Trading
- Global Chain Logistics
- Experience in the Business Environment in Asia

Vale Time:
since 2023 (2 years)

Shareholder Nomination:
Mitsui & CO., LTD

Main experiences:

Mr Shunji graduated in Arts - Foreign Languages from Dokkyo University in Japan in 1994. He has been a Member of the Board of Directors (since May/2023), a Member of the People and Remuneration Committee (since May/2023) and a Member of the Capital Allocation and Projects Committee (since April/2024) at Vale. His main professional experiences in the last [illegible] include: (i) Member of the Innovation Committee (May/2023 to April/2024) at Vale; (ii) Senior Director Vale business (since February/2023), Deputy General Manager, new met[illegible] aluminium (July/2021 to October/2021) and General Manager, Brazil business department, Iron Ore Division (April/2017 to August/2020) at Mitsui & CO. LTD; (iii) Vice President of M[illegible] CO. (Brasil) S.A. (since February/2023); and (iv) CEO and President of Mitsui & CO. Mineral Resources Development (Asia) (November/2021 to January/2023).



Wilfred Theodoor Bruijn (Bill)

Candidate for Independent Member of the Board of Directors of Vale S.A.

Skills, Knowledge and Expertise:

- Mining
- ESG
- Business Innovation
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Finance & Portfolio with Value-orientation and Performance Accountability

Main experiences:

Mr Wilfred (Bill) graduated in Mathematics from Manhattanville University in 1985, and holds an MBA from IBMEC - Instituto Brasileiro de Mercado de Capitais, completed in 1992. [illegible] extensive experience in the mining sector and in C-Level positions. In the first 20 years of his career he worked in financial positions, reaching the position of CFO of Minerações Bra[illegible] Reunidas (MBR). He also served as CEO of Mineração Usiminas (MUSA) from 2009 to 2018, and as Director of Iron Ore Expansion Projects at Vale S.A. from 2007 to 2009, coordin[illegible] team responsible for the implementation of several capital projects in various regions of Brazil, with a portfolio in excess of US$ 5 billion. He was part of the integration team fo[illegible] acquisition of MBR. His main professional experiences in the last 5 years include: (i) Honorary Consul of the Kingdom of the Netherlands for the State of Minas Gerais (2016 to 20[illegible] President (2022 to 2023) and Member of the Board of Directors (2015 to 2023) of IBRAM (Brazilian Mining Institute); (iii) Chairman of the Board of Directors of Ferroport (2019 to 202[illegible] (iv) CEO of Anglo American Brasil (2019 to 2023).

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Daniel André Stieler (Signatário) - 391.145.110-53 em 24/02/2025 18:14 UTC-03:00
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Client Timestamp Mon Feb 24 2025 18:13:59 GMT-0300 (Horário Padrão de Brasília)
Geolocation Location not shared by user.
IP 187.43.190.11
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FC3D7548B613446E9724B8C30F7650CFCC5C18A18B6EA7BF00698618662DB5E0

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Client Timestamp Mon Feb 24 2025 18:05:27 GMT-0300 (Brasilia Standard Time)
Geolocation Latitude: -27.589493722746326 Longitude: -48.5527594090005 Accuracy: 19.87532889206157
Geolocation Latitude: -27.589493722746326 Longitude: -48.5527594090005 Accuracy: 19.87532889206157
IP 189.4.122.214
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F2E274B7C4B46885A8B59B5F27EBAE135FDB68ABD340F68F673BE481E7FA20D8

Rachel de Oliveira Maia (Signatário) - 143.363.438-45 em 24/02/2025 17:47 UTC-03:00
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IP 186.229.172.84
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80C2C21B9011F8FAD15326FBCCB694254107B34CF206CCBB82591140DCD56A18



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